Exhibit 99(a)

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements pertain to matters such as our current intent, business plan, targets, belief or expectations or the current belief or current expectations of our management with respect to our results of operations, financial condition, and capital and liquidity position, and contain words such as “anticipate,” “aim,” “believe,” “estimate,” “expect,” “intend,” “plan,” “probability,” “risk,” “will,” “may” and similar expressions. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual results may differ materially from those which are aimed, anticipated, believed, estimated, expected, intended or planned as expressed or implied in or by such forward-looking statements. Factors that could cause such differences include, without limitation, developments in the economic, market, competitive, regulatory and other business environment, and our inability to implement business strategies, which may adversely affect our results of operations, financial condition, and capital and liquidity position, including, among other things, increases in our credit and other costs and declines in the value of our investment portfolio. For a more detailed description of such risks and uncertainties, please refer to our most recent disclosure documents such as our annual report on Form 20-F and other documents filed with or submitted to the U.S. Securities and Exchange Commission. Given these and other risks and uncertainties, you are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of the filing of this document. We are under no obligation, and disclaim any obligation, to update or alter our forward- looking statements, whether as a result of new information, future events or otherwise unless required by law.

FINANCIAL REVIEW
Introduction
We, Mitsubishi UFJ Financial Group, Inc., or MUFG, are the holding company for MUFG Bank, Ltd., or “BK,” Mitsubishi UFJ Trust and Banking Corporation, or “TB,” Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (through Mitsubishi UFJ Securities Holdings Co., Ltd., an intermediate holding company), Mitsubishi UFJ NICOS Co., Ltd., Mitsubishi UFJ Asset Management Co., Ltd. and other subsidiaries. Through our subsidiaries and affiliated companies, we engage in a broad range of financial businesses and services, including commercial banking, investment banking, trust assets and asset management services, securities businesses, and credit card businesses, and provide related services to individuals primarily in Japan, Thailand and Indonesia and to corporate customers around the world.
For the purposes of this Report, we have prepared our unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States, or U.S. GAAP, except for otherwise specifically identified information, including business segment information, risk-adjusted capital ratios, leverage ratios, total loss-absorbing capacity, or TLAC, ratios, liquidity coverage ratios, or LCRs, and net stable funding ratios, or NSFRs. Unless otherwise stated or the context otherwise requires, all amounts in our unaudited condensed consolidated financial statements are expressed in Japanese yen.
In this Report, unless otherwise indicated or the context otherwise requires, all figures are rounded to the figures shown except for the capital ratios, capital components, risk-weighted assets, leverage ratios, TLAC ratios, LCRs and NSFRs of MUFG and its domestic subsidiaries, which are rounded down and truncated to the figures shown. In some cases, figures presented in tables are adjusted to match the sum of the figures with the total amount, and such figures are also referred to in the related text.
Our fiscal year ends on March 31 of each year. The “current six-month period” as used in this Report means the six-month period from April 1, 2024 to September 30, 2024.
Effective April 1, 2024, Bank of Ayudhya Public Company Limited, or Krungsri, our Thai-based subsidiary, is consolidated in our financial statements based on an April to March financial reporting period, instead of the previous January to December period, in order to provide investors with more timely and relevant financial information. Our condensed consolidated financial statements for the six months ended September 30, 2023 and as of March 31, 2024 included in this Report have accordingly been adjusted, with Krungsri being consolidated therein based on its financial statements for the same six-month period and as of the same date. For more information, see Note 1 to our unaudited condensed consolidated financial statements.

Note on Our Internal Control Over Financial Reporting and Disclosure Controls and Procedures

As disclosed in our annual report on Form 20-F for the fiscal year ended March 31, 2024, we restated our consolidated financial statements for the fiscal year ended March 31, 2023 to correct an error related to the accounting of the elimination of the three-month reporting lag applied to MUFG Union Bank, N.A. in connection with our sale of MUFG Union Bank that was completed on December 1, 2022. In connection with this restatement, our management concluded that our internal control over financial reporting was not effective as of March 31, 2024, due to a material weakness which management identified relating to a deficiency in the design of an existing internal control over the review and approval of non-routine U.S. GAAP accounting treatment considerations, which led to the restatement. The error resulting in the restatement of our March 31, 2023 financial statements was identified after March 31, 2024 and, therefore, management concluded that our internal control over financial reporting was also not effective as of March 31, 2023 and that the material weakness remained unremediated as of March 31, 2024. In addition, due to the material weakness, our CEO and CFO concluded that our disclosure controls and procedures were not effective as of March 31, 2024 and 2023.
Although we are implementing remediation measures to address our material weakness, these measures may not be sufficient to remediate the control deficiencies that led to the material weakness in our internal control over financial reporting or prevent future control deficiencies or material weaknesses from occurring. Moreover, additional deficiencies and material weaknesses in our internal control over financial reporting may arise in the future. We may also not be able to identify all deficiencies and material weaknesses in our internal control over financial reporting. As a consequence, we may be unable to provide financial information in our consolidated financial statements and elsewhere in an accurate, timely and reliable manner and may need to restate our consolidated financial statements or other aspects of our periodic reporting. These consequences may undermine the confidence placed in our published financial information and other reported information by users of our consolidated financial statements, including holders of our securities, resulting in reductions in the price of our securities, and may also limit our access to financial markets, weaken client or counterparty appetite to enter into transactions with us and subject us to potential regulatory or legal actions. Any of these impacts may materially and adversely affect our business, corporate value, results of operations and financial condition.
See our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2024 for details of the nature of the identified accounting error and “Item 15. Controls and Procedures” thereof for the identified material weakness and our remediation measures to address the material weakness."
Business Environment
Our results of operations and financial condition are exposed to changes in various external economic factors, including:
•general economic conditions,

•interest rates,

•foreign currency exchange rates, and

•stock prices.
General Economic Conditions
The global economy remained in a flux, with monetary policy adjustments implemented to reduce and stabilize inflation in, and manage the impact of adverse developments on, major markets, during the six months ended September 30, 2024. In Japan, the central bank began making changes to its monetary policy framework, including ending negative policy rates and reducing Japanese government bond purchases, designed to gradually normalize its monetary policy. In the meantime, policy rates were reduced in the United States and Europe. While the global economy showed signs of improvements, supported by a rebound in global trade and easing inflation, it is expected to remain unstable in the foreseeable future. The full extent of the effects of monetary policy changes on the economies of various countries, including price trends, remains to be seen. Also uncertain are the impact of political developments, such as the recent national election results in Japan, where the Liberal Democratic Party lost its majority, and the results of the recent U.S. presidential and congressional elections, on global economic stability, geopolitical risks, monetary policies, and fiscal policies, as well as the effects of fluctuations in financial markets, including foreign currency exchange, bond and stock markets, on the real economy.
Japan’s economy generally followed the global economic trends, showing a mixture of positive and negative trends during the six-month period ended September 30, 2024. Japan’s real gross domestic product, or GDP, improved by 0.5% for the quarter ended June 30, 2024, and by 0.3% for the quarter ended September 30, 2024, on a quarter-on-quarter basis. These improvements mainly reflected the moderate increases in production, employment and personal income in Japan, despite the relatively weak growth in private consumption. On a year-on-year basis, Japan’s real GDP contracted by 0.9% for the quarter ended June 30, 2024 and improved by 0.5% for the quarter ended September 30, 2024. Japan’s Consumer Price Index, or CPI, fluctuated between negative 0.3% and positive 0.5% on a month-on-month basis and between 2.5% and 3.0% on a year-over-year basis during the six months ended September 30, 2024. The unemployment rate in Japan remained low at 2.4% in September 2024 compared to 2.6% in March 2024. According to Teikoku Databank, a Japanese research institution, the number of companies that filed for legal bankruptcy in Japan between April 2024 and September 2024 was 4,990, an 18.6% increase from the same period of the previous fiscal year. The total liabilities of companies that filed for legal bankruptcy during the six months ended September 30, 2024 were ¥1,329 billion, a decrease of 16.2% from the same period of the previous fiscal year. The Japanese economy remains subject to instabilities resulting from geopolitical developments, increasing public debt, intensifying trade conflicts and global competition, declining domestic population, inflationary trends, downward pressure on private consumption, changes in the Bank of Japan's monetary policy, and various other factors that could adversely affect economic conditions in Japan.
The U.S. economy generally underwent upward trends during the six months ended September 30, 2024, with U.S. real GDP improving by 3.0% for the quarter ended June 30, 2024 and by 2.8% for the quarter ended September 30, 2024, on a quarter-on-quarter annualized basis. On a year-on-year basis, U.S. real GDP improved by 3.0% for the quarter ended June 30, 2024 and by 2.7% for the quarter ended September 30, 2024. The unemployment rate increased to 4.1% in September 2024 from 3.8% in September 2023. The long-term prospects of the U.S. economy remain uncertain in light of the impact of inflationary trends, geopolitical developments, changes in the political environment, instabilities in the real estate and banking sectors, the government’s economic, monetary, trade and foreign relations policies, and various other factors.
The Eurozone economy grew modestly during the six months ended September 30, 2024, with Eurozone real GDP improving by 0.2% for the quarter ended June 30, 2024 and by 0.4% for the quarter ended September 30, 2024, on a quarter-on-

quarter basis. On a year-over-year basis, Eurozone real GDP improved by 0.5% for the quarter ended June 30, 2024 and by 0.9% for the quarter ended September 30, 2024. The unemployment rate in the Eurozone was 6.3% in September 2024 compared to 6.6% in September 2023. The Eurozone economy remains subject to various uncertainties, including instabilities resulting from inflationary trends, geopolitical developments, concerns over the financial system and other factors.
In Asia excluding Japan, economic conditions in ASEAN (Association of Southeast Asian Nations) and NIEs (Newly Industrializing Economies) generally improved but the economic improvement remained relatively weak during the six months ended September 30, 2024. Meanwhile, in the Chinese economy, concerns remained particularly surrounding the real estate sector. The economic conditions of these regions remain subject to various uncertainties, including fluctuations in the global and local economies as well as geopolitical developments.
Interest Rates
The Bank of Japan modified its monetary policy in March 2024 to encourage the uncollateralized overnight call rate to remain at around 0 to 0.1% from negative 0.1%. In July 2024, the Bank of Japan further raised the rate to around 0.25%. In addition, the Bank of Japan is expected to continue reducing the amount of its monthly purchases of Japanese government bonds. The yield on 10-year Japanese government bonds fluctuated between 0.727% and 1.101% during the six months ended September 30, 2024. The yield has been fluctuating between 0.826% and 1.099% since October 2024.
In the United States, the Federal Open Market Committee decided to lower the target range for the federal funds rate by 50 basis points to 4.75% to 5% in its meeting in September 2024, and subsequently lowered the rate to 4.5% to 4.75% in November 2024. In addition, the Committee is expected to continue reducing its holdings of Treasury securities and agency debt and agency mortgage-backed securities. The 10-year U.S. Treasury bond yield decreased from 4.201% at the end of March 2024 to 3.782% at the end of September 2024, while fluctuating between 3.619% and 4.705% during the period. The yield has been fluctuating between 3.732% and 4.452% since October 2024.
Foreign Currency Exchange Rates
The Japanese yen appreciated against the U.S. dollar from ¥151.41 to the U.S. dollar as of March 31, 2024 to ¥142.73 to the U.S. dollar as of September 30, 2024. The Japanese yen has been fluctuating around ¥143 to ¥157 to the U.S. dollar since October 2024. The exchange rate may be affected by expected or implemented changes in the monetary policy in Japan or the United States and by any intervention by government agencies, including the Ministry of Finance of Japan.
The Japanese yen appreciated against the euro during the six months ended September 30, 2024, with the exchange rate being ¥159.43 to the euro as of September 30, 2024 compared to ¥163.24 to the euro as of March 31, 2024. The Japanese yen has been fluctuating between ¥158 and ¥167 to the euro since October 2024.
The Japanese yen was on a generally depreciating trend against the Thai baht during the six months ended September 30, 2024, with the exchange rate being ¥4.41 to the Thai baht as of September 30, 2024 compared to ¥4.16 to the Thai baht as of March 31, 2024. The Japanese yen has been fluctuating between ¥4.3 and ¥4.6 to the Thai baht since October 2024.
Stock Prices
The closing price of the Nikkei Stock Average, which is the average of 225 blue chip stocks listed on the Tokyo Stock Exchange, decreased from ¥40,369.44 on March 31, 2024 to ¥37,919.55 on September 30, 2024. The closing price of the Nikkei Stock Average has been fluctuating between ¥37,800 and ¥40,000 since October 2024.
Recent Developments
During the current six-month period, we engaged in transactions to ensure adequate capital base and structure, while pursuing strategies to improve our capital management and seek opportunities to grow our business. Japan faces some challenges such as a declining birth rate, an aging society and a shrinking population, while low growth has become normalized throughout the world. The environment we operate in has been affected by issues including significant inflationary price trends, instability in the financial system, geographical conflicts, growing awareness of environmental and social issues, and advances in digital technologies that enable the entry of new competitors in the financial sector. These developments are changing the business environment in significant ways and with unprecedented speed. MUFG seeks to meet these changes with clear visions and to make the most of these challenges as opportunities for growth. Under our medium-term business plan for the three years ending in the fiscal year ending March 31, 2027, we aim to leverage our extensive network and diverse solutions to provide value to our stakeholders around the world.

Implementation of Share Repurchase Program and Cancellation of Repurchased Shares
On November 14, 2024, the Board of Directors approved a share repurchase program under which we are authorized to repurchase up to the lesser of 230,000,000 shares of our common stock and ¥300.0 billion from November 15, 2024 to March 31, 2025. Under this share repurchase program, we repurchased 22,539,100 shares of our common stock for ¥40,781,952,504 in November 2024. Based on information derived from Japanese GAAP-based financial data and used to calculate our capital ratios under applicable Japanese regulations, we estimate that, assuming we repurchase ¥300.0 billion of our common stock pursuant to this program, each of our Common Equity Tier 1 capital ratio, Tier 1 capital ratio and total capital ratio as of September 30, 2024 would decline by approximately 0.3 percentage points. In addition, we canceled 270,000,000 shares of our common stock held in treasury on November 29, 2024.
We intend to agilely engage in repurchases of shares of our own stock as a means to return profits to shareholders and improve capital efficiency, taking into account our business performance and capital position, opportunities for growth investments, and market conditions including stock prices. As a general policy, we intend to cancel treasury shares to the extent that such shares exceed approximately 5% of our total issued shares (including treasury shares).
Issuances of TLAC Eligible Senior Debt
During the six months ended September 30, 2024, we obtained $2.5 billion, or ¥356.8 billion, and €1.0 billion, or ¥159.4 billion, aggregate principal amount of External TLAC eligible senior debt financing in the form of securities issuance and borrowings.
As of September 30, 2024, our External TLAC ratios were 24.80% on a risk-weighted assets basis and 9.67% on a total exposure basis. We are required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 7.10% on a total exposure basis as of the same date. See “Capital Adequacy” below and “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
Issuances of Basel III-Compliant Subordinated Debt
During the six months ended September 30, 2024, we obtained ¥170.0 billion aggregate principal amount of perpetual subordinated Additional Tier 1 debt financing in the form of securities issuance in Japan. These securities are subject to our discretion to cease interest payments and a write-down of the principal upon the occurrence of certain events, including when our Common Equity Tier 1 capital ratio declines below 5.125% (but, following any such write-down, the principal may be reinstated if the ratio improves and to the extent permitted by the Japanese banking regulator), when we are deemed to have reached the point of non-viability (PONV) or when we become subject to bankruptcy proceedings.
During the six months ended September 30, 2024, we obtained ¥194.0 billion aggregate principal amount of subordinated term Tier 2 debt financing in the form of securities issuance and borrowings in Japan. We can be exempted from the obligation to pay principal of and interest on the securities when we are deemed to have reached the PONV.
According to the FSA’s approach, PONV will be deemed to have been reached when the Prime Minister of Japan, following deliberation by Japan’s Financial Response Crisis Council pursuant to the Deposit Insurance Act of Japan (“DIA”), confirms that Specified Item 2 Measures need to be applied to MUFG under circumstances where its liabilities exceed or are likely to exceed its assets, or it has suspended or is likely to suspend payment of its obligations.
Acquisition of Link Administration Holdings Limited
On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired all of the issued shares of Link Administration Holdings Limited, an Australian pension and stock administration company, for ¥113.5 billion in cash. The company's corporate name has been changed to MUFG Pension & Market Services Holdings Limited.
The acquisition of the global pension and stock administration functions of MUFG Pension & Market Services Holdings Limited is expected to further enable MUFG to accelerate its global business expansion, with access to Australian pension funds and global corporate clients for the Global Investor Services Business to offer a broad range of financial solutions, allowing it to strengthen its global reach, develop growth opportunities and expand the business scale.
For additional information, see Note 2 to our unaudited condensed consolidated financial statements.
Agreement to Acquire Shares of au Kabucom Securities and Sell Shares of au Jibun Bank

In November 2024, we announced a strategic plan that included our agreement with KDDI Corporation pursuant to which MUFG Bank will acquire 49% of the shares of au Kabucom Securities Co., Ltd. held by au Financial Holdings Corporation, a wholly owned subsidiary of KDDI. As a result of this acquisition and the planned transfer of the remaining 51% of the shares of au Kabucom Securities held by Mitsubishi UFJ Securities Holdings to MUFG Bank, au Kabucom Securities is expected to become a wholly owned subsidiary of MUFG Bank. These transactions are currently expected to be completed in January 2025, subject to regulatory approval, and au Kabucom Securities is expected to be subsequently renamed “Mitsubishi UFJ eSmart Securities Co., Ltd."
These transactions are part of our strategy to streamline and strengthen the MUFG Group's online securities business, with an aim to gain a more competitive position in the industry.
We also agreed with KDDI to sell all of the shares of au Jibun Bank Corporation, a subsidiary of KDDI, that we hold, representing 22% of the shares of the bank, to au Financial Holding. This transaction is currently expected to be completed in January 2025.
Commencement of Tender Offer for Shares of WealthNavi Inc.
On December 2, 2024, MUFG Bank commenced a tender offer to acquire all outstanding shares of WealthNavi Inc., a Japan-based online asset management service provider and an equity-method affiliate of MUFG Bank. MUFG Bank currently holds 9,110,000 shares, representing 15.13% based on a total of 60,221,736 shares, of WealthNavi, and seeks to acquire the remaining shares of WealthNavi for an aggregate purchase price of ¥99.7 billion, subject to conditions, including a minimum tender of 30,988,100 shares. The offer is expected to remain open through January 20, 2025, with a target closing date of January 27, 2025.
If MUFG Bank is unable to acquire all of the outstanding shares through the tender offer, MUFG Bank intends to carry out a squeeze-out process in order to make WealthNavi a wholly owned subsidiary of MUFG Bank.
Upon successful completion of this transaction, MUFG Bank intends to seek to enhance solutions for long-term financial needs of customers by achieving synergies with WealthNavi such as (i) acceleration of development of a more comprehensive asset management advisory platform and further enrichment of user interface and experience, (ii) expansion of asset management capabilities and wider name recognition under the MUFG brand, (iii) strengthening of the online securities business with WealthNavi and au Kabucom Securities complementing each other’s expertise and strengths, and (iv) utilization, where appropriate, of the methods and expertise of WealthNavi in business development and expansion management.

Accounting Changes and Recently Issued Accounting Pronouncements
See “Accounting Changes” and “Recently Issued Accounting Pronouncements” in Note 1 to our unaudited condensed consolidated financial statements included elsewhere in this Report.
Results of Operations

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Interest income	¥3,310.8	¥4,102.5	23.9%
Interest expense	2,044.4	2,612.3	27.8
Net interest income	1,266.4	1,490.2	17.7
Provision for credit losses	71.9	128.6	78.8
Non-interest income	664.3	1,693.9	155.0
Non-interest expense	1,570.2	1,711.4	9.0
Income before income tax expense	288.6	1,344.1	365.7
Income tax expense	16.6	348.7	N/M
Net income before attribution of noncontrolling interests	¥272.0	¥995.4	266.0%
Net income (loss) attributable to noncontrolling interests	38.1	(63.8)	(267.6)
Net income attributable to Mitsubishi UFJ Financial Group	¥233.9	¥1,059.2	352.9%

We reported net income of ¥1,059.2 billion for the current six-month period, compared to net income of ¥233.9 billion for the same period of the previous fiscal year, primarily due to an increase in non-interest income resulting from improvements in net trading account profits and net foreign exchange gains.

Net interest income increased 17.7% to ¥1,490.2 billion, with improvements in both domestic and foreign net interest income. Net domestic interest income for the current six-month period was ¥55.1 billion compared to ¥18.2 billion of net domestic interest loss for the same period of the previous fiscal year. Net foreign interest income increased 11.7% to ¥1,435.1 billion. Our total average interest rate spread decreased 0.31 percentage points to 0.64%. Our domestic average interest rate spread decreased 0.11 percentage points to 0.02%, while our foreign average interest spread increased 0.04 percentage points to 1.08%.
Provision for credit losses for the current six-month period was recorded in large part in the Krungsri segment resulting mainly from an increase during the current six-month period in non-performing loans at consumer finance companies acquired in the fiscal year ended March 31, 2024.
Non-interest income increased to ¥1,693.9 billion primarily reflecting net trading account profits and net foreign exchange gains, as mentioned above, partially offset by net investment securities losses.
Non-interest expense increased 9.0% mainly due to an increase in salaries and employee benefits expenses, primarily in foreign subsidiaries, and an increase in fees and commission expenses.

Net Interest Income

	Six months ended September 30,
	2023 (As Adjusted)			2024			% Change		Change
	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance(1)	Interest income (expense)	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2024 minus 2023 (percentage points)
	(in billions, except percentages)
Interest-earning assets:
Domestic	¥173,270.1	¥592.4	0.68%	¥230,368.3	¥705.3	0.61%	33.0%	19.1%	(0.07)
Foreign	109,868.5	2,718.4	4.93	119,680.1	3,397.2	5.66	8.9	25.0	0.73
Total	¥283,138.6	¥3,310.8	2.33%	¥350,048.4	¥4,102.5	2.34%	23.6%	23.9%	0.01
Financed by:
Interest-bearing liabilities:
Domestic	¥222,074.0	¥(610.6)	0.55%	¥220,381.9	¥(650.2)	0.59%	(0.8)%	6.5%	0.04
Foreign	73,575.1	(1,433.8)	3.89	85,448.4	(1,962.1)	4.58	16.1	36.9	0.69
Total	¥295,649.1	¥(2,044.4)	1.38%	¥305,830.3	¥(2,612.3)	1.70%	3.4%	27.8%	0.32
Non-interest-bearing liabilities (assets)	(12,510.5)			44,218.1			N/M
Total	¥283,138.6		1.44%	¥350,048.4		1.49%	23.6%		0.05
Net interest income and interest rate spread		¥1,266.4	0.95%		¥1,490.2	0.64%		17.7%	(0.31)
Net interest income as a percentage of total interest-earning assets			0.89%			0.85%			(0.04)

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

The following table shows details of the annualized interest rate spread by asset and liability category for the six months ended September 30, 2023 and 2024.

	Six months ended September 30,
	2023 (As Adjusted)			2024			% Change		Change
	Average balance(1)	Interest	Average rate (Annualized)	Average balance(1)	Interest	Average rate (Annualized)	Average balance	Interest income (expense)	Average rate 2024 minus 2023 (percentage points)
	(in billions, except percentages)
Assets:
Interest-earning assets:
Interest-earning deposits in other banks	¥47,704.1	¥356.1	1.49%	¥104,066.9	¥372.4	0.71%	118.2%	4.6%	(0.78)
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	19,827.6	196.5	1.98	22,968.5	477.2	4.14	15.8	142.9	2.16
Trading account assets	32,595.4	361.0	2.21	35,811.2	500.7	2.79	9.9	38.7	0.58
Investment securities	61,170.9	355.8	1.16	57,523.9	404.1	1.40	(6.0)	13.6	0.24
Loans	121,840.6	2,041.4	3.34	129,677.9	2,348.1	3.61	6.4	15.0	0.27
Total interest-earning assets	283,138.6	3,310.8	2.33	350,048.4	4,102.5	2.34	23.6	23.9	0.01
Non-interest-earning assets:
Cash and due from banks	59,754.6			4,705.0			(92.1)
Other non-interest-earning assets	56,574.3			60,106.5			6.2
Allowance for credit losses	(1,272.0)			(1,357.3)			6.7
Total non-interest-earning assets	115,056.9			63,454.2			(44.8)
Total assets	¥398,195.5			¥413,502.6			3.8%
Liabilities and equity:
Interest-bearing liabilities:
Deposits	¥201,767.7	¥1,148.1	1.13%	¥209,873.5	¥1,462.8	1.39%	4.0%	27.4%	0.26
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	33,527.4	462.3	2.75	36,407.0	674.9	3.70	8.6	46.0	0.95
Due to trust account, other short-term borrowings, and trading account liabilities	21,647.0	178.8	1.65	23,755.3	219.4	1.84	9.7	22.7	0.19
Long-term debt	38,707.0	255.2	1.31	35,794.5	255.2	1.42	(7.5)	—	0.11
Total interest-bearing liabilities	295,649.1	2,044.4	1.38	305,830.3	2,612.3	1.70	3.4	27.8	0.32
Non-interest-bearing liabilities	84,192.7			87,654.4			4.1
Total equity	18,353.7			20,017.9			9.1
Total liabilities and equity	¥398,195.5			¥413,502.6			3.8%
Net interest income and interest rate spread		¥1,266.4	0.95%		¥1,490.2	0.64%		17.7%	(0.31)
Net interest income as a percentage of total interest-earning assets			0.89%			0.85%			(0.04)

Note:
(1)Average balances are generally based on a daily average while a month-end average is used for certain average balances when it is not practicable to obtain applicable daily averages.

Net interest income for the current six-month period was ¥1,490.2 billion, an increase of 17.7% compared to the same period of the previous fiscal year. Net domestic interest income for the current six-month period was ¥55.1 billion compared to ¥18.2 billion of net domestic interest loss for the same period of the previous fiscal year. Net foreign interest income increased 11.7% to ¥1,435.1 billion. Our total average interest rate spread (which is the average interest rate on interest-earning assets less the average interest rate on interest-bearing liabilities) decreased 0.31 percentage points.
Domestic interest income increased 19.1% to ¥705.3 billion mainly due to a 33.0% increase in the average balance of domestic interest-earning assets. The average interest rate on domestic interest-earning assets decreased 0.07 percentage points to 0.61%. Domestic interest expense increased 6.5% to ¥650.2 billion mainly due to a 0.04 percentage point increase to 0.59% in the average interest rate on domestic interest-bearing liabilities. The average balance of domestic interest-bearing liabilities decreased 0.8%, mainly reflecting decreases in call money, funds purchased, and payables under repurchase agreements, payables under securities lending transactions, due to trust account and long-term debt, despite increases in the average balance of deposits, other short-term borrowings and trading account securities.
Foreign interest income increased 25.0% to ¥3,397.2 billion, reflecting a 8.9% increase in the average balance of foreign interest-earning assets and a 0.73 percentage point increase to 5.66% in the average interest rate on foreign interest-earning assets. Foreign interest expense increased 36.9% to ¥1,962.1 billion, reflecting 16.1% increase in the average balance of foreign interest-bearing liabilities and a 0.69 percentage point increase to 4.58% in the average interest rate on foreign interest-bearing liabilities. The impact of the interest rate increase on foreign interest income was larger than the impact of the interest rate increase on foreign interest expense primarily because the average balance of foreign interest-earning assets was approximately 1.4 times the average balance of foreign interest-bearing liabilities.
Provision for credit losses
We recorded ¥128.6 billion of provision for credit losses for the current six-month period compared to ¥71.9 billion of provision for credit losses for the same period of the previous fiscal year. For the current six-month period, ¥76.4 billion of provision for credit losses was recorded in the Krungsri segment, and ¥14.7 billion of provision for credit losses was recorded in the Commercial segment. The provision for credit losses in the Krungsri segment was mainly due to an increase during the current six-month period in non-performing loans at consumer finance companies acquired in the fiscal year ended March 31, 2024. The provision for credit losses in the Commercial segment primarily related to a large borrower in the foreign infrastructure industry.

Non-Interest Income

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Fees and commissions income:
Fees and commissions on deposits	¥18.3	¥18.4	0.8%
Fees and commissions on remittances and transfers	73.5	78.4	6.7
Fees and commissions on foreign trading business	36.9	42.6	15.4
Fees and commissions on credit card business	120.2	128.5	6.9
Fees and commissions on security-related services	133.1	170.0	27.7
Fees and commissions on administration and management services for investment funds	150.7	162.5	7.8
Trust fees	62.7	69.5	10.8
Guarantee fees	25.3	26.7	5.5
Insurance commissions	29.9	38.1	27.3
Fees and commissions on real estate business	22.3	28.2	26.1
Other fees and commissions	213.3	250.1	17.3
Total	886.2	1,013.0	14.3
Foreign exchange gains (losses) —net	(324.9)	202.8	162.4
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts	(543.2)	104.7	119.3
Net profits (losses) on trading account securities, excluding derivatives	(402.2)	432.6	207.5
Total	(945.4)	537.3	156.8
Investment securities gains (losses)—net:
Net gains on sales of available-for-sale debt securities	52.6	2.8	(94.8)
Reversal of impairment losses (impairment losses) on available-for-sale debt securities	0.2	(12.8)	N/M
Net gains (losses) from marketable equity securities	691.8	(467.8)	(167.6)
Other	1.5	(7.3)	N/M
Total	746.1	(485.1)	(165.0)
Equity in earnings of equity method investees—net	215.0	316.3	47.1
Other non-interest income	87.3	109.6	25.7
Total non-interest income	¥664.3	¥1,693.9	155.0%

Non-interest income improved ¥1,029.6 billion to ¥1,693.9 billion mainly due to net trading account profits and net foreign exchange gains, partially offset by net investment securities losses.
Fees and commissions income

Fees and commissions income for the current six-month period increased 14.3% compared to the same period of the previous fiscal year, reflecting an overall increase in fees and commissions income, including in particular fees and commissions on security-related services in our securities subsidiaries.

Net foreign exchange gains (losses)

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Foreign exchange gains (losses)—net:
Net foreign exchange gains (losses) on derivative contracts	¥(387.7)	¥280.7	172.4%
Net foreign exchange gains (losses) on other than derivative contracts	(1,699.6)	738.1	143.4
Net foreign exchange gains (losses) related to the fair value option	1,762.4	(816.0)	(146.3)
Total	¥(324.9)	¥202.8	162.4%
Net foreign exchange gains (losses) consist of the following:
•Net foreign exchange gains (losses) on derivative contracts are net gains (losses) primarily on currency derivative instruments entered into for trading purposes.
•Net foreign exchange gains (losses) on other than derivative contracts include foreign exchange trading gains (losses) as well as transaction gains (losses) on the translation into Japanese yen of monetary assets and liabilities denominated in foreign currencies. The transaction gains (losses) on the translation into Japanese yen fluctuate from period to period depending upon the spot rates at the end of each reporting period. In principle, all transaction gains (losses) on translation of monetary assets and liabilities denominated in foreign currencies are included in current earnings.
•Net foreign exchange gains (losses) related to the fair value option include transaction gains (losses) on the translation into Japanese yen of securities under the fair value option. See Note 18 to our unaudited condensed consolidated financial statements.

Net foreign exchange gains for the current six-month period mainly reflected net foreign exchange gains on other than derivative contracts resulting from the positive foreign exchange translation impact on transactions in monetary liabilities denominated in foreign currencies in our commercial banking subsidiaries as the Japanese yen appreciated against other major currencies on a spot rate basis between March 31, 2024 and September 30, 2024. Net foreign exchange gains on derivative contracts for the current six-month period mainly reflected an increase in such gains in our trust banking subsidiaries. These gains were partially offset by net foreign exchange losses related to the fair value option applied to foreign currency-denominated trading account securities such as U.S. Treasury bonds as the Japanese yen appreciated against the U.S. dollar from ¥151.41 to the U.S. dollar as of March 31, 2024 to ¥142.73 to the U.S. dollar as of September 30, 2024.

Net trading account profits (losses)

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Trading account profits (losses)—net:
Net profits (losses) on interest rate and other derivative contracts
Interest rate contracts	¥(223.3)	¥(103.2)	53.8%
Equity contracts	(267.7)	215.1	180.4
Commodity contracts	(0.4)	0.2	142.8
Credit derivatives	(20.3)	2.2	111.0
Other	(31.5)	(9.6)	69.4
Total	(543.2)	104.7	119.3
Net profits (losses) on trading account securities, excluding derivatives
Trading account securities	194.3	48.1	(75.3)
Trading account securities under the fair value option	(596.5)	384.5	164.5
Total	(402.2)	432.6	207.5
Total	¥(945.4)	¥537.3	156.8%
Trading account assets and liabilities are carried at fair value and changes in the value of trading account assets and liabilities are recorded in net trading account profits (losses). Activities reported in our net trading account profits (losses) can generally be classified into two categories:
•trading purpose activities, which are conducted mainly for the purpose of generating profits either through transaction fees or arbitrage gains and involve frequent and short-term selling and buying of securities, commodities or others; and
•trading account assets relating to the application of certain accounting rules, which are generally not related to trading purpose activities, but simply classified as trading accounts due to the application of certain accounting rules.
Of the two categories, trading account assets relating to the application of certain accounting rules represent a larger portion of our trading account profits for the current six-month period.
We generally do not separate, for financial reporting purposes, customer originated trading activities from non-customer related, proprietary trading activities. When an order for a financial product is placed by a customer, a dealer offers a price which includes certain transaction fees, often referred to as the “margin” to the market price. The margin is determined by considering factors such as administrative costs, transaction amount and liquidity of the applicable financial product. Once the customer agrees to the offered price, the deal is completed, and the position is recorded in our ledger as a single entry without any separation of components. To manage the risk relating to the customer side position, we often enter into an offsetting transaction with the market. Unrealized gains and losses as of the period-end for both the customer side position and the market side position are recorded within the same trading account profits and losses.
Net trading account profits (losses) consist of net profits (losses) on interest rate and other derivative contracts and net profits (losses) on trading account securities, excluding derivatives.
Net profits (losses) on interest rate and other derivative contracts are reported for net profits (losses) on derivative instruments which primarily relate to trading purpose activities and include:
•Interest rate contracts: Interest rate contracts are mainly utilized to manage interest rate risks which could arise from mismatches between assets and liabilities resulting from customer originated trading activities;

•Equity contracts: Equity contracts are mainly utilized to manage the risk that would arise from price fluctuations of stocks held in connection with customer transactions;
•Commodity contracts: Commodity contracts are mainly utilized to meet customers’ demand for hedging the risks relating to commodity price fluctuations in their transactions, and to diversify our portfolio of derivative instruments held for trading purposes; and
•Credit derivatives: Credit derivatives are mainly utilized as a part of our credit portfolio risk management.
Derivative instruments for trading purposes also include those used as hedges of net exposures rather than for specifically identified assets or liabilities, which do not meet the specific criteria for hedge accounting.
Net profits (losses) on trading account securities, excluding derivatives, consist of:
•Net profits (losses) on trading account securities, which primarily consist of gains and losses on trading and valuation of trading securities which relate to trading purpose activities. Net profits (losses) on investment securities held by certain consolidated variable interest entities, or VIEs, are included in accordance with the applicable accounting rules.
•Net profits (losses) on trading account securities under the fair value option, which are classified into trading accounts profits (losses) in accordance with certain accounting rules.

Net trading account profits for the current six-month period, compared to net losses for the same period of the previous fiscal year, reflected improvements from net losses to net profits on interest rate and other derivative contracts and from net losses to net profits on trading account securities, excluding derivatives. The improvement from net losses to net profits on equity contracts was mainly due to an increase of ¥302 billion in net realized gains on equity swaps in our banking subsidiaries for the current six-month period compared to the same period of the previous fiscal year. Net profits on trading account securities excluding derivatives for the current six-month period reflected an increase of ¥568 billion in net unrealized gains on trading account securities under the fair value option in our banking subsidiaries, primarily reflecting an improvement in unrealized losses on foreign bonds due to falling interest rates.
Net investment securities gains (losses)
Net investment securities gains (losses) include net gains (losses) on sales of available-for-sale debt securities, impairment losses on available-for-sale debt securities, and net gains (losses) from marketable equity securities. Impairment loss on an available-for-sale debt security is recognized as part of investment securities losses if the fair value of such security is below its amortized cost basis and (1) such debt security is held by us with the intent to sell or (2) it is more likely than not that we will be required to sell such debt security before recovering its amortized cost basis. In other circumstances where the fair value of available-for-sale debt securities is less than the amortized cost basis, we recognize the credit component of the impairment loss as part of investment securities losses, and record an allowance for credit losses to the same extent, while recording the noncredit component of the impairment loss in accumulated other comprehensive losses. Net gains (losses) from marketable equity securities include net gains (losses) on sales of marketable equity securities as well as unrealized gains (losses) on such securities.

Net investment securities losses for the current six-month period were ¥485.1 billion, compared to net gains of ¥746.1 billion for the same period of the prior fiscal year. This was mainly due to net losses on marketable equity securities reflecting realized and unrealized losses on equity securities in Japan for the six-month period ended September 30, 2024.
Net equity in earnings of equity method investees
Net equity in earnings of equity method investees for the current six-month period was ¥316.3 billion, compared to ¥215.0 billion for the same period of the prior fiscal year. This improvement reflected higher earnings of our equity method investees, including Morgan Stanley.

Non-Interest Expense

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Salaries and employee benefits	¥628.8	¥714.8	13.7%
Occupancy expenses—net	77.7	78.8	1.4
Fees and commissions expenses	190.2	203.7	7.1
Outsourcing expenses, including data processing	161.8	154.4	(4.6)
Depreciation of premises and equipment	36.2	41.7	15.2
Amortization of intangible assets	142.3	145.4	2.2
Insurance premiums, including deposit insurance	45.1	48.6	7.9
Communications	29.7	31.4	5.6
Taxes and public charges	53.6	58.9	9.8
Reversal of off-balance sheet credit instruments	(4.0)	(1.3)	66.5
Other non-interest expenses	208.8	235.0	12.5
Total non-interest expense	¥1,570.2	¥1,711.4	9.0%

Non-interest expense increased 9.0% mainly due to an increase in salaries and employee benefits expenses, primarily in foreign subsidiaries, and an increase in fees and commission expenses, partially offset by the impact of the absence of the impairment of intangible assets associated with software previously recorded and included in other non-interest expense for the six months ended September 30, 2023.
Salaries and employee benefits
Salaries and employee benefits increased 13.7% mainly due to increases primarily in personnel costs at overseas subsidiaries and the impact of the acquisitions of overseas subsidiaries.
Fees and commissions expenses
Fees and commissions expenses increased 7.1% mainly due to an increase in administrative service fees and commissioned research expenses related to the asset management business.

Income Tax Expense (Benefit)

	Six months ended September 30,
	2023 (As Adjusted)	2024	% Change
	(in billions, except percentages)
Income (loss) before income tax expense (benefit)	¥288.6	¥1,344.1	365.7%
Income tax expense (benefit)	16.6	348.7	N/M
Effective income tax rate	5.8%	25.9%	—
Combined normal effective statutory tax rate	30.6%	30.6%	—
Income taxes applicable to us in Japan are imposed by the national, prefectural and municipal governments, and the aggregate of these taxes resulted in a combined normal effective statutory tax rate of 30.6% for the six months ended September 30, 2023 and 2024. Foreign subsidiaries are subject to income taxes of the jurisdictions in which they operate. These taxes are reflected in the effective income tax rate.
For the six months ended September 30, 2024, the effective income tax rate was 25.9%, which was 4.7 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which had the effect of decreasing the effective income tax rate by 4.0 percentage points for the six months ended September 30, 2024. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was foreign tax credits, which resulted in a decrease of ¥31.4 billion in income tax expense and a decrease of 2.3 percentage points in the effective income tax rate for the six months ended September 30, 2024.
For the six months ended September 30, 2023, the effective income tax rate was 5.8%, which was 24.8 percentage points lower than the combined normal effective statutory tax rate of 30.6%. This lower effective income tax rate primarily reflected our receipt of nontaxable dividends, which had the effect of decreasing the effective income tax rate by 13.1 percentage points for the six months ended September 30, 2023. Under Japanese tax law, a certain percentage of dividends received is considered nontaxable and excluded from gross revenue in computing taxable income. This creates a permanent difference between our taxable income for Japanese tax purposes and our income before income tax expense reported under U.S. GAAP. Another factor contributing to the lower effective income tax rate was due to foreign tax credit, which resulted in a decrease of ¥15.6 billion in income tax expense and a decrease of 5.4 percentage points in the effective income tax rate for the six months ended September 30, 2023.

Business Segment Analysis
We measure the performance of each of our business segments primarily in terms of “operating profit.” Operating profit and other segment information in this Report are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with our unaudited condensed consolidated financial statements prepared in accordance with U.S. GAAP. For example, operating profit does not reflect items such as a component of the provision for (reversal of) credit losses (primarily equivalent to the formula allowance under U.S. GAAP), foreign exchange gains (losses) and investment securities gains (losses). For a reconciliation of operating profit under the internal management reporting system to income before income tax expense shown on the unaudited condensed consolidated statements of operations, see Note 17 to our unaudited condensed consolidated financial statements. We do not use information on the segments’ total assets to allocate our resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, we allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
We made modifications to our internal management accounting rules and practices, effective April 1, 2024, including reorganizing the Digital Service Business Group and the Retail & Commercial Banking Business Group into the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group and changing the internal accounting rules for headquarters and other overhead expenses.
These modifications had the following impact on our previously reported business segment information for the six months ended September 30, 2023:

•reducing the operating loss of Other and increasing the operating profits of the Global Commercial Banking Business Group by ¥84.6 billion and ¥0.2 billion, respectively;
•reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate & Investment Banking Business Group, the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥39.4 billion, ¥20.7 billion, ¥17.4 billion, ¥6.7 billion, ¥4.3 billion and ¥1.9 billion, respectively;
•increasing the fixed assets, the increase in fixed assets and the depreciation of the Retail & Digital Business Group by ¥58.6 billion, ¥6.0 billion and ¥4.3 billion, of the Japanese Corporate & Investment Banking Business Group by ¥2.5 billion, ¥0.3 billion and ¥0.2 billion, respectively, and of the Global Markets Business Group by ¥2.5 billion, ¥0.2 billion and ¥0.1 billion, as well as increasing the fixed assets of the Global Corporate & Investment Banking Business Group by ¥0.8 billion and of the Global Commercial Banking Business Group by ¥0.2 billion, respectively; and
•reducing the fixed assets, the increase in fixed assets and the depreciation of the Commercial Banking & Wealth Management Business Group by ¥40.7 billion, ¥3.9 billion and ¥2.9 billion, respectively, and of Other by ¥23.9 billion, ¥2.6 billion and ¥1.7 billion, respectively.

Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2023 and 2024.

Starting from the fiscal year ending March 31, 2025, the fiscal year of Krungsri, an entity included in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change. In connection with this change, the segment amounts prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024. For a discussion of the treatment of reporting lag changes under U.S. GAAP, see Note 1 to our unaudited condensed consolidated financial statements.

	Customer Business
Six months ended September 30, 2023	Retail & Digital Business Group	Commercial Banking & Wealth management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥409.3	¥283.6	¥455.9	¥310.8	¥205.7	¥409.0	¥2,074.3	¥376.5	¥44.6	¥2,495.4
BK and TB(1):	155.7	189.5	371.7	19.5	56.8	367.3	1,160.5	226.5	122.8	1,509.8
Net interest income	123.8	93.7	230.9	19.1	6.5	186.7	660.7	97.3	128.5	886.5
Net fees	30.2	78.7	104.7	—	50.3	163.1	427.0	(8.5)	(9.7)	408.8
Other	1.7	17.1	36.1	0.4	—	17.5	72.8	137.7	4.0	214.5
Other than BK and TB	253.6	94.1	84.2	291.3	148.9	41.7	913.8	150.0	(78.2)	985.6
Operating expenses	310.7	202.3	182.2	174.6	147.6	204.1	1,221.5	149.0	52.6	1,423.1
Operating profit (loss)	¥98.6	¥81.3	¥273.7	¥136.2	¥58.1	¥204.9	¥852.8	¥227.5	¥(8.0)	¥1,072.3
Fixed assets(2)	¥231.4	¥170.3	¥163.5	¥1.5	¥22.1	¥169.2	¥758.0	¥110.9	¥508.0	¥1,376.9
Increase in fixed assets(3)	25.1	16.9	22.6	0.2	7.3	15.9	88.0	13.3	12.7	114.0
Depreciation(3)	¥11.3	¥9.1	¥21.4	¥0.1	¥4.0	¥21.8	¥67.7	¥15.6	¥6.9	¥90.2

	Customer Business
Six months ended September 30, 2024	Retail & Digital Business Group	Commercial Banking & Wealth management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
		(in billions)
Net revenue	¥457.1	¥339.1	¥502.9	¥577.3	¥244.4	¥433.1	¥2,553.9	¥361.2	¥(10.3)	¥2,904.8
BK and TB(1):	190.3	227.7	405.9	19.8	67.7	383.1	1,294.5	227.4	41.1	1,563.0
Net interest income	149.3	122.2	253.1	19.8	12.6	206.7	763.7	56.9	84.6	905.2
Net fees	39.3	85.4	119.0	—	55.0	161.3	460.0	(12.0)	(13.7)	434.3
Other	1.7	20.1	33.8	—	0.1	15.1	70.8	182.5	(29.8)	223.5
Other than BK and TB	266.8	111.4	97.0	557.5	176.7	50.0	1,259.4	133.8	(51.4)	1,341.8
Operating expenses	328.4	210.8	188.3	302.2	175.5	208.4	1,413.6	158.7	38.0	1,610.3
Operating profit (loss)	¥128.7	¥128.3	¥314.6	¥275.1	¥68.9	¥224.7	¥1,140.3	¥202.5	¥(48.3)	¥1,294.5
Fixed assets(2)	¥250.7	¥179.7	¥165.5	¥1.8	¥21.3	¥158.2	¥777.2	¥95.3	¥492.7	¥1,365.2
Increase in fixed assets(3)	22.5	17.3	20.5	0.3	4.0	10.6	75.2	10.7	12.0	97.9
Depreciation(3)	¥15.9	¥10.2	¥20.4	¥0.1	¥3.9	¥17.8	¥68.3	¥15.4	6.5	¥90.2

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,344.5 billion as of September 30, 2023 and ¥1,820.3 billion as of September 30, 2024, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(3)These amounts are related to the fixed assets of BK and TB included in the table above.
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to credit card settlement and consumer financing products and services.
Operating profit increased mainly due to an increase in interest income from lending and deposit-taking operations in the rising interest rate environment in Japan and the recovery in the consumer finance business driven by an increase in demand for loans.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to domestic and foreign exchange settlement services and wealth management solutions, including asset management, asset and business succession transfer and real estate services.
Operating profit increased, primarily reflecting the positive impact of changes in market conditions such as an increase in interest income from lending and deposit-taking operations in the rising interest rate environment in Japan and an increase in fee income from the wealth management business driven by the strong stock market performance.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of our group companies. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees relating to financing, investment banking, real estate and stock transfer services for large Japanese corporate customers.
Operating profit increased primarily due to an increase in interest income from lending and deposit-taking operations reflecting higher Japanese yen interest rates and improved lending spreads as well as increases in fee income from the solutions and M&A-related businesses.

Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and PT Bank Danamon Indonesia, Tbk. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region. Its revenue mainly consists of interest income from lending and deposit-taking operations and fees from remittances and transfers, consumer finance and wealth-related services for individual and small to medium-sized corporate customers of Krungsri and Bank Danamon.
Operating profit of Krungsri increased mainly reflecting the contribution of acquired businesses as well as the contribution of Krungsri's operating profit for the quarter ended March 31, 2024, in addition to the six-month period ended September 30, 2024, as described above. The impact of the above-described change in the financial reporting period of Krungsri for consolidation in our financial statements represented approximately three-fifths of the total increase in the business group's operating profit. Operating profit of Bank Danamon increased primarily due to the growth in the automotive loan portfolio of PT Adira Finance Dinamika Multi Finance Tbk, an Indonesia-based subsidiary of Bank Danamon.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers. Its net revenue mainly consists of fees from asset management and administration services for products, such as pension trusts and mutual funds.
Operating profit increased primarily due to the impact of growth in assets under management reflecting favorable market conditions and net inflows of funds into ETFs in Japan, expansion of bundled investor services, and the contribution of acquired businesses, partially offset by the impact of the absence of the performance-based asset management fees recorded in First Sentier Investors for the six months ended September 30, 2023.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs. Its net revenue mainly consists of interest income from lending and deposit-taking operations and fees and commissions from investment banking services and foreign exchange and derivatives transactions.
Operating profit increased mainly due to an increase in project finance fees mainly in the United States and the growth in net interest income from lending operations with higher lending spreads.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Operating profit decreased mainly due to lower bond trading volume and increased non-Japanese yen-denominated funding costs, despite strong performance in foreign currency exchange products and capital gains resulting from market volatility.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Financial Condition
Total Assets
Our total assets as of September 30, 2024 were ¥392,937.8 billion, a decrease of ¥4,945.7 billion from ¥397,883.5 billion as of March 31, 2024, mainly due to a ¥4,460.1 billion decrease in available-for-sale debt securities, a ¥2,104.6 billion decrease in held-to-maturity debt securities, a ¥1,618.2 billion decrease in interest-earning deposits in other banks, and a ¥1,007.1 billion decrease in equity securities. These decreases were partially offset by a ¥4,379.1 billion increase in trading account assets.

Loan Portfolio
The following table sets forth our loans outstanding, before deduction of allowance for credit losses, by class. We classify our loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping to determine the allowance for credit losses. We further classify the Commercial segment into Domestic and Foreign classes based on initial measurement attributes, risk characteristics, and method of monitoring and assessing credit risk. The Domestic Commercial segment includes commercial loans to borrowers in Japan, and the Foreign Commercial segment includes commercial loans other than those included in the Domestic Commercial, Krungsri and Other segments. The Residential segment includes housing loans to borrowers in Japan, and the Card segment includes consumer loans to borrowers in Japan. The Krungsri segment includes loans held by Krungsri and its subsidiaries. The Other segment mainly consists of Bank Danamon.

	March 31, 2024 (As Adjusted)	September 30, 2024	% Change
	(in billions, except percentages)
Commercial
Domestic	¥57,498.3	¥62,180.6	8.1%
Foreign	47,353.2	44,636.3	(5.7)
Residential	12,497.4	12,421.0	(0.6)
Card	484.9	484.9	0.0
Krungsri	8,805.1	9,015.7	2.4
Other	1,758.1	1,992.1	13.3
Total(1)	128,397.0	130,730.6	1.8
Unearned income, unamortized premium—net and deferred loan fees—net	(486.7)	(485.2)	0.3
Total(1)	¥127,910.3	¥130,245.4	1.8%

Note:
(1)The above table includes loans held for sale of ¥971.5 billion and ¥948.2 billion as of March 31, 2024 and September 30, 2024, respectively, which are carried at the lower of cost or fair value.
Our total loan balance as of September 30, 2024 increased 1.8% compared to March 31, 2024. As of September 30, 2024, our total loans accounted for 33.1% of total assets, compared to 32.1% of total assets as of March 31, 2024. Our domestic commercial loan balance increased mainly due to an increase in loans to the Japanese government. The loan balance of the Krungsri segment increased primarily due to the growth in the loan portfolio through the expansion of business scale following the acquisitions of consumer finance companies during the fiscal year ended March 31, 2024. As of September 30, 2024, loans, off-balance sheet credit instruments and due from banks held in relation to borrowers and counterparties that are subject to Russia country risk monitoring in accordance with our internal credit management policy amounted to approximately ¥0.16 trillion on a gross basis before taking into account any allowances.

Credit quality indicator

	March 31, 2024 (As Adjusted)	September 30, 2024	% Change
	(in billions, except percentages)(1)
Commercial	¥103,897.9	¥105,879.9	1.9%
Domestic	57,385.8	62,041.3	8.1
Normal	55,658.4	60,360.0	8.4
Close Watch	1,507.8	1,446.1	(4.1)
Likely to become Bankrupt or Legally/Virtually Bankrupt	219.6	235.2	7.1
Foreign	46,512.1	43,838.6	(5.7)
Normal	45,254.2	42,622.7	(5.8)
Close Watch	1,048.9	973.1	(7.2)
Likely to become Bankrupt or Legally/Virtually Bankrupt	209.0	242.8	16.2
Residential	¥12,497.4	¥12,421.0	(0.6)%
Accrual	12,456.9	12,383.3	(0.6)
Nonaccrual	40.5	37.7	(6.8)
Card	¥484.9	¥484.9	0.0%
Accrual	412.3	410.3	(0.5)
Nonaccrual	72.6	74.6	2.9
Krungsri	¥8,787.2	¥9,004.4	2.5%
Performing	7,815.9	7,837.1	0.3
Under-Performing	712.8	853.7	19.8
Non-Performing	258.5	313.6	21.3
Other	¥1,758.1	¥1,992.1	13.3%
Accrual	1,724.3	1,954.7	13.4
Nonaccrual	33.8	37.4	10.8

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
We classify loans into risk categories based on relevant information about the ability of borrowers to service their debt, including, but not limited to, historical and current financial information, historical and current payment experience, credit documentation, public and non-public information about borrowers and current economic trends as deemed appropriate to each segment.
The primary credit quality indicator for loans within all classes of the Commercial segment is the internal credit rating assigned to each borrower based on our internal borrower ratings of 1 through 15 with the rating of 1 assigned to a borrower with the highest quality of credit. When assigning a credit rating to a borrower, we evaluate the borrower’s expected debt-service capability based on various information, including financial and operating information of the borrower as well as information on the industry in which the borrower operates, and the borrower’s business profile, management and compliance system. In evaluating a borrower’s debt-service capability, we also conduct an assessment of the level of earnings and an analysis of the borrower’s net worth. Based on the internal borrower rating, loans within the Commercial segment are categorized as Normal (internal borrower ratings of 1 through 9), Close Watch (internal borrower ratings of 10 through 12), and Likely to become Bankrupt or Legally/Virtually Bankrupt (internal borrower ratings of 13 through 15).
Loans to borrowers categorized as Normal represent those that are not deemed to have collectability issues. Loans to borrowers categorized as Close Watch represent those that require close monitoring as the borrower has begun to exhibit elements of potential concern with respect to its business performance and financial condition, the borrower has begun to exhibit elements of serious concern with respect to its business performance and financial condition, including business problems requiring long-term solutions, or the borrower’s loans are loans contractually past due 90 days or more for special reasons. Loans to borrowers categorized as Likely to become Bankrupt or Legally/Virtually Bankrupt represent those that have a higher probability of default than those categorized as Close Watch due to serious debt repayment problems with poor progress in achieving restructuring plans, the borrower being considered virtually bankrupt with no prospects for an improvement in business operations, or the borrower being legally bankrupt with no prospects for continued business operations because of non-payment, suspension of business, voluntary liquidation or filing for legal liquidation.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
The accrual status is a primary credit quality indicator for loans within the Residential segment, the Card segment and the Other segment. The accrual status of these loans is determined based on the number of delinquent payments.
Loans within the Krungsri segment are categorized as Performing, Under-Performing or Non-Performing based on their delinquency status. Loans categorized as Under-Performing generally represent those that have significant increases in credit risk since origination, including, among other things, loans that are 30 days or more past due. Loans categorized as Non-Performing generally represent those that are 90 days or more past due.
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators as of March 31, 2024 and September 30, 2024 are based on information as of March 31, 2024 and September 30, 2024 respectively. For the Other segment, credit quality indicators as of March 31, 2024 and September 30, 2024 are generally based on information as of December 31, 2023 and June 30, 2024, respectively.
Allowance for credit losses

Six months ended September 30, 2023 (As Adjusted):	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥719.6	¥59.8	¥42.4	¥364.6	¥93.1	¥1,279.5
Provision for (reversal of) credit losses	(18.0)	0.4	10.3	57.4	21.8	71.9
Charge-offs	36.9	0.5	10.2	69.1	15.9	132.6
Recoveries collected	9.7	0.0	0.4	15.9	8.5	34.5
Net charge-offs	27.2	0.5	9.8	53.2	7.4	98.1
Other(1)(2)	1.6	—	(7.7)	38.2	11.1	43.2
Balance at end of period	¥676.0	¥59.7	¥35.2	¥407.0	¥118.6	¥1,296.5

Six months ended September 30, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in billions)
Allowance for credit losses:
Balance at beginning of period	¥745.5	¥57.0	¥36.4	¥405.2	¥112.9	¥1,357.0
Provision for (reversal of) credit losses	14.7	(2.4)	13.9	76.4	26.0	128.6
Charge-offs	18.2	0.1	11.3	101.0	27.8	158.4
Recoveries collected	5.8	0.0	0.5	18.4	7.0	31.7
Net charge-offs	12.4	0.1	10.8	82.6	20.8	126.7
Other(1)	(16.7)	—	—	19.8	8.8	11.9
Balance at end of period	¥731.1	¥54.5	¥39.5	¥418.8	¥126.9	¥1,370.8

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the six months ended September 30, 2023, Other includes the impact of the change in accounting principle relating to the recognition and measurement of troubled debt restructurings, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18.9 billion.

We recorded ¥128.6 billion of provision for credit losses for the six months ended September 30, 2024, compared to ¥71.9 billion of provision for credit losses for the same period of the previous fiscal year. Our total allowance for credit losses as of September 30, 2024 was ¥1,370.8 billion, an increase of ¥13.8 billion from ¥1,357.0 billion as of March 31, 2024. The total allowance for credit losses represented 1.05% of the total loan balance as of September 30, 2024, compared to 1.06% as of March 31, 2024.
Between March 31, 2024 and September 30, 2024, the total balance of allowance for credit losses increased mainly due to provision for credit losses in the Krungsri segment. Significant trends in our portfolio segments are discussed below.
Commercial segment—We recorded ¥14.7 billion of provision for credit losses for the six months ended September 30, 2024, compared to ¥18.0 billion of reversal of credit losses for the same period of the previous fiscal year. The provision for credit losses for the current six-month period primarily related to a large borrower in the foreign infrastructure industry. On the other hand, our qualitative reserve recorded in light of the current outlook on the Russia-Ukraine situation decreased to ¥40.7 billion as of September 30, 2024 from ¥61.8 billion as of March 31, 2024. The ratio of loans classified as Close Watch to total loans in this segment decreased to 2.28% as of September 30, 2024 from 2.46% as of March 31, 2024. The ratio of loans classified as Likely to become Bankrupt or Legally/Virtually Bankrupt to total loans in the segment increased to 0.45% as of September 30, 2024 from 0.41% as of March 31, 2024. The ratio of allowance for credit losses to the total loan balance in this segment decreased to 0.69% as of September 30, 2024 from 0.72% as of March 31, 2024.
Krungsri segment—We recorded ¥76.4 billion of provision for credit losses for the six months ended September 30, 2024, compared to ¥57.4 billion of provision for credit losses for the same period of the previous fiscal year. The provision for credit losses in this segment for the current six-month period mainly related to an increase during the current six-month period in non-performing loans at consumer finance companies acquired in the fiscal year ended March 31, 2024. The ratio of loans classified as Under-Performing or below to total loans in the segment increased to 12.96% as of September 30, 2024 from 11.05% as of March 31, 2024. The ratio of allowance for credit losses to the total loan balance in this segment increased to 4.65% as of September 30, 2024 from 4.61% as of March 31, 2024.
When there is an improvement in asset quality, reversal of credit losses is recorded in our consolidated statements of operations to maintain the allowance for credit losses at a level management deems appropriate. Although we reversed allowance for credit losses for certain loan portfolio segments in recent periods, we have historically provided for credit losses, and in future periods we may need to recognize a provision for credit losses. See “Item 3.D. Key Information—Risk Factors—Credit Risk—We may suffer additional credit-related losses in the future if our borrowers are unable to repay their loans as expected or if the measures we take in reaction to, or in anticipation of, our borrowers’ deteriorating repayment abilities prove inappropriate or insufficient.” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
Allowance policy
We apply the current expected credit loss model that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information under Accounting Standards Codification 326, Financial Instruments - Credit Losses,

to estimate credit losses. For more information on this guidance, see Note 1 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
We maintain an allowance for credit losses to absorb expected losses on the loan portfolio. We have divided our allowance for credit losses into five portfolio segments—Commercial, Residential, Card, Krungsri and Other.
For all portfolio segments, key elements relating to the policies and discipline used in determining the allowance for credit losses are our credit classification and related borrower categorization process, which are closely linked to the risk grading standards set by the Japanese regulatory authorities for asset evaluation and assessment, and are used as a basis for establishing the allowance for credit losses and charge-offs. The categorization is based on conditions that may affect the ability of borrowers to service their debt, such as current financial condition, results of operations and cash flows, historical payment experience, credit documentation, other public information and current trends.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
For the Commercial and Krungsri segments, our allowance for credit losses represents an estimate of the credit losses that are expected over the life of the financial instrument or exposure and is recognized by incorporating relevant available information relating to past events, current conditions, and reasonable and supportable forecasts. The allowance for credit losses primarily consists of (1) an allowance for loans measured on a collective basis, when similar risk characteristics exist, and (2) an allowance for loans measured on an individual basis, for loans that do not share similar risk characteristics. Expected losses are calculated using quantitative models that incorporate historical loss information and economic forecast scenarios and qualitative adjustments are also implemented to account for the risks that are not adequately captured in the quantitative model or economic forecasting assumptions. For the Residential and Card segments, the loans are smaller-balance homogeneous loans that are pooled by the risk ratings based on the number of delinquencies.
For more information on our methodologies used to estimate the allowance for each portfolio segment, see “Item 5.E. Operating and Financial Review and Prospects—Critical Accounting Estimates” and “Summary of Significant Accounting Policies” in Note 1 to our consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
We maintain an allowance for credit losses on off-balance sheet credit instruments, including commitments to extend credit, guarantees, standby letters of credit and other financial instruments. The allowance is included in other liabilities. We have adopted for such instruments the same methodology as that which is used in determining the allowance for credit losses on loans.
Nonaccrual loans
We consider a loan to be a nonaccrual loan when substantial doubt exists as to the full and timely payment of interest on, or repayment of, the principal of the loan, which is a borrower condition that generally corresponds to borrowers in categories 13 and below in our internal rating system (which corresponds to “Likely to become Bankrupt,” “Virtually Bankrupt” and “Bankrupt or de facto Bankrupt” status under Japanese banking regulations). Loans are also placed in nonaccrual status when principal or interest is contractually past due one month or more with respect to loans within the Commercial segment, three months or more with respect to loans within the Card, and Krungsri segments, and six months or more with respect to loans within the Residential segment.
For more information on our credit and borrower ratings, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Credit Risk Management” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.

	March 31, 2024 (As Adjusted)	September 30, 2024	% Change
	(in billions, except percentages)
Commercial	¥520.6	¥563.4	8.2%
Domestic	295.0	305.3	3.5
Foreign	225.6	258.1	14.4
Residential	41.1	38.3	(6.9)
Card	72.6	74.6	2.9
Krungsri	258.5	313.6	21.3
Other	33.8	37.4	10.8
Total(1)	¥926.6	¥1,027.3	10.9%

Note:
(1)The above table does not include loans held for sale of ¥396.3 billion and ¥326.8 billion as of March 31, 2024 and September 30, 2024, respectively.
Total nonaccrual loans increased ¥100.7 billion between March 31, 2024 and September 30, 2024, primarily due to an increase in the balance of nonaccrual loans in the Foreign Commercial segment and the Krungsri segment. The increase in nonaccrual loans in the Foreign Commercial segment mainly related to the loans to a large borrower in the foreign infrastructure industry. The increase in nonaccrual loans in the Krungsri segment was mainly due to an increase during the current six-month period in non-performing loans at consumer finance companies acquired in the fiscal year ended March 31, 2024.
Investment Portfolio
Our total investment securities decreased 12.1% to ¥54,827.5 billion as of September 30, 2024, compared to March 31, 2024. Our investment securities primarily consist of Japanese government bonds and marketable equity securities. Japanese government bonds are classified as available-for-sale debt securities or held-to-maturity debt securities. Our investment in Japanese government bonds is a part of our asset and liability management policy with respect to investing the amount of Japanese yen-denominated funds exceeding our net loans. The percentage of our holding of available-for-sale Japanese government bonds to the total investment securities was 34.0% as of September 30, 2024, compared to 37.1% as of March 31, 2024. The balance of such bonds decreased as we sold a portion of our available-for-sale Japanese government bond portfolio with unrealized losses. We also sold a portion of our Japanese prefectural and municipal bond portfolio with unrealized losses. Our holding of Japanese government bonds that are classified as held-to-maturity debt securities also decreased between March 31, 2024 and September 30, 2024. Such bonds accounted for 25.2% of the total investment securities as of September 30, 2024, compared to 24.3% as of March 31, 2024, as the total balance of investment securities decreased.
Historically, we have held equity securities of some of our customers primarily for strategic purposes, in particular to maintain long-term relationships with these customers. We continue to focus on reducing our investment in equity securities for such purposes in order to reduce the price fluctuation risk in our equity portfolio from a risk management perspective and to respond to applicable regulatory requirements as well as increasing market expectations for us to reduce our equity portfolio. As of March 31, 2024 and September 30, 2024, the aggregate book value of our marketable equity securities under Japanese GAAP satisfied the requirements of the legislation prohibiting banks from holding equity securities in excess of their Tier 1 capital. In November 2024, we announced that we increased our target to reduce the balance of equity securities held for strategic purposes valued on an acquisition cost basis under Japanese GAAP to ¥700.0 billion within the three years ending March 31, 2027. During the six months ended September 30, 2024, we sold down an aggregate of approximately ¥170.0 billion of equity securities held in our strategic equity investment portfolio on the same acquisition cost basis. Various factors, including changes in market conditions, may affect the amount of equity securities we should sell and our ability to achieve the target as planned.

Debt Securities

	March 31, 2024 (As Adjusted)			September 30, 2024			% Change
	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)	Amortized cost	Fair value	Net unrealized gains (losses)
	(in billions, except percentages)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,287.7	¥23,167.4	¥(120.3)	¥18,761.3	¥18,640.2	¥(121.1)	(19.4)%	(19.5)%	(0.6)%
Japanese prefectural and municipal bonds	1,055.6	1,046.0	(9.6)	871.8	860.6	(11.2)	(17.4)	(17.7)	(16.8)
Foreign government and official institution bonds	3,428.2	3,302.5	(125.7)	3,487.2	3,430.0	(57.2)	1.7	3.9	54.4
Corporate bonds	1,019.8	1,026.5	6.7	937.7	942.0	4.3	(8.1)	(8.2)	(34.9)
Mortgage-backed securities	1,229.6	1,229.5	(0.1)	1,173.9	1,173.8	(0.1)	(4.5)	(4.5)	46.7
Asset-backed securities	1,239.8	1,247.1	7.3	1,402.4	1,412.7	10.3	13.1	13.3	38.6
Other debt securities	407.9	403.9	(4.0)	501.6	503.5	1.9	23.0	24.7	147.1
Total available-for-sale debt securities	¥31,668.6	¥31,422.9	¥(245.7)	¥27,135.9	¥26,962.8	¥(173.1)	(14.3)%	(14.2)%	29.5%
Held-to-maturity debt securities(1)	¥24,844.0	¥24,557.5	¥(286.5)	¥22,739.4	¥22,548.6	¥(190.8)	(8.5)%	(8.2)%	33.4%

Note:
(1)See Note 3 to our unaudited condensed consolidated financial statements for more details.
Net unrealized losses on available-for-sale debt securities decreased due to an improvement in net unrealized losses on foreign government and official institution bonds, partially offset by an increase in net unrealized losses on Japanese national government and Japanese government agency bonds due to the increase in Japanese interest rates as of September 30, 2024 compared to March 31, 2024.
The total amortized cost of available-for-sale debt securities decreased 14.3% reflecting decreases in our holdings of Japanese national government and Japanese government agency bonds and Japanese prefectural and municipal bonds. The amortized cost of Japanese national government and Japanese government agency bonds decreased 19.4% and the amortized cost of Japanese prefectural and municipal bonds decreased 17.4% mainly because of redemption of such bonds held by our banking subsidiaries.
The amortized cost of held-to-maturity debt securities decreased 8.5% between March 31, 2024 and September 30, 2024, primarily due to decreases in our holdings of Japanese national government and Japanese government agency bonds by 8.9% to ¥13,842.7 billion and our holdings of residential mortgage-backed securities by 5.7% to ¥4,670.8 billion. Net unrealized losses on held-to-maturity debt securities improved 33.4% to ¥190.8 billion. Net unrealized losses on Japanese national government and Japanese government agency bonds increased 28.4% to ¥119.3 billion. On the other hand, net unrealized losses on residential mortgage-backed securities decreased 70.3% to ¥52.4 billion.

Equity Securities

	March 31, 2024 (As Adjusted)	September 30, 2024	% Change
	(in billions, except percentages)
Equity securities:
Marketable equity securities	¥5,470.8	¥4,369.2	(20.1)%
Nonmarketable equity securities(1)	661.6	756.1	14.3
Total	¥6,132.4	¥5,125.3	(16.4)%

Note:
(1)These securities are equity securities, including unlisted common stocks and preferred shares, issued by both listed companies and unlisted companies, and carried at cost, except for those held by certain subsidiaries subject to specialized industry accounting principles for investment companies and brokers and dealers, and measured at fair value, which are ¥87.8 billion and ¥91.9 billion at March 31, 2024 and September 30, 2024, respectively.

Equity securities decreased 16.4% mainly because marketable equity securities decreased due to the decline in Japanese stock prices at the end of September 2024 compared to the end of March 2024 and sales of such securities during the current six-month period. Marketable equity securities largely consist of listed equity securities in Japan.
Cash and Due from Banks, and Interest-earning Deposits in Other Banks
Cash and due from banks decreased ¥360.8 billion to ¥4,055.8 billion as of September 30, 2024 from ¥4,416.6 billion as of March 31, 2024. Interest-earning deposits in other banks decreased ¥1,618.2 billion to ¥104,083.8 billion as of September 30, 2024 from ¥105,702.0 billion as of March 31, 2024. This decrease was mainly because of a decrease in deposits of foreign branches.
Receivables under Resale Agreements
Receivables under resale agreements decreased ¥409.7 billion to ¥18,414.2 billion as of September 30, 2024 from ¥18,823.9 billion as of March 31, 2024. This decrease was mainly because of a decrease in short-term funding transactions as part of our asset and liability management.
Receivables under securities borrowing transactions
Receivables under securities borrowing transactions increased ¥534.3 billion to ¥5,535.1 billion as of September 30, 2024 from ¥5,000.8 billion as of March 31, 2024. This increase was mainly because of an increase in collateral for bond lending and borrowing transactions.
Trading Account Assets
Trading account assets increased ¥4,379.1 billion to ¥54,148.5 billion as of September 30, 2024 from ¥49,769.4 billion as of March 31, 2024. Trading account assets mainly consist of trading account securities and trading derivative assets. Trading account securities increased ¥3,362.0 billion to ¥37,758.6 billion as of September 30, 2024 from ¥34,396.6 billion as of March 31, 2024 mainly due to increases in residential mortgage-backed securities and foreign government and official institution bonds. Trading derivative assets increased ¥1,009.9 billion to ¥16,351.1 billion as of September 30, 2024 from ¥15,341.2 billion as of March 31, 2024 mainly due to an increase in interest rate derivative assets.
Total Liabilities
As of September 30, 2024, total liabilities were ¥373,456.7 billion, a decrease of ¥5,909.7 billion from ¥379,366.4 billion as of March 31, 2024. This was primarily due to a decrease of ¥15,458.6 billion in long-term debt and a decrease of ¥2,245.0 billion in deposits. These decreases were partially offset by an increase of ¥11,777.79 billion in due to trust account and other short-term borrowings.

Deposits
Deposits are our primary source of funds. The balance of deposits decreased ¥2,245.0 billion to ¥244,891.0 billion as of September 30, 2024 from ¥247,136.0 billion as of March 31, 2024. The decrease was mainly attributable to a decrease in deposits in overseas offices, principally interest-bearing deposits, primarily reflecting the foreign exchange translation impact of the appreciation of the Japanese yen against other major currencies.
The total average balance of interest-bearing deposits increased ¥8,105.8 billion to ¥209,873.5 billion for the six months ended September 30, 2024 from ¥201,767.7 billion for the same period of the previous fiscal year mainly due to the impact of the rise in domestic and overseas policy interest rates.
Payables under Repurchase Agreements
Payables under repurchase agreements increased ¥2,033.4 billion to ¥37,723.9 billion as of September 30, 2024 from ¥35,690.5 billion as of March 31, 2024. This increase was mainly because of an increase in our short-term funding needs.
Other Short-Term Borrowings
Other short-term borrowings increased ¥12,454.8 billion to ¥23,596.7 billion as of September 30, 2024 from ¥11,141.9 billion as of March 31, 2024. This increase was mainly due to increases in new borrowings from the Bank of Japan and foreign commercial paper borrowings.
Trading Account Liabilities
Trading account liabilities increased ¥269.8 billion to ¥16,849.3 billion as of September 30, 2024 from ¥16,579.5 billion as of March 31, 2024. This increase was mainly due to an increase in interest rate contracts. This increase was partially offset by a decrease in foreign exchange contracts.
Long-term Debt
Long-term debt decreased ¥15,458.6 billion to ¥24,554.2 billion as of September 30, 2024 from ¥40,012.8 billion as of March 31, 2024. This decrease was primarily due to a decrease in borrowings from the Bank of Japan as a result of maturity repayment.
The average balance of long-term debt for the six months ended September 30, 2024 was ¥35,794.5 billion, a decrease of ¥2,912.5 billion from ¥38,707.0 billion for the same period of the previous fiscal year.
Sources of Funding and Liquidity

Our primary source of liquidity is from a large balance of deposits, mainly ordinary deposits, certificates of deposit and time deposits. Time deposits have historically shown a high rollover rate among our corporate customers and individual depositors. The average deposit balance increased to ¥248,894.6 billion for the current six-month period from ¥240,141.2 billion for the same period of the prior fiscal year. These deposits provide us with a sizable source of stable and low-cost funds. Our average deposits, combined with our average total equity of ¥20,017.9 billion, funded 65.0% of our average total assets of ¥413,502.6 billion during the current six-month period. Our deposits exceeded our loans before allowance for credit losses by ¥114,645.6 billion as of September 30, 2024 compared to ¥119,225.7 billion as of March 31, 2024. As part of our asset and liability management policy, a significant portion of the amount of Japanese yen-denominated funds exceeding our loans has been deposited with the Bank of Japan or invested in Japanese government bonds in recent periods.
The remaining funding was primarily provided by short-term borrowings and long-term senior and subordinated debt. Short-term borrowings consist of call money, funds purchased, payables under repurchase agreements, payables under securities lending transactions, due to trust account, and other short-term borrowings. From time to time, we have issued long-term instruments, including various fixed and floating interest rate senior and subordinated bonds with and without maturities. The average balance of short-term borrowings for the current six-month period was ¥53,985.2 billion. The average balance of long-term debt for the current six-month period was ¥35,794.5 billion. Liquidity may also be provided by the sale of financial assets, including available-for-sale debt securities, marketable equity securities, trading account securities and loans. Additional liquidity may be provided by the maturity of loans.

Our liquidity may be impaired by factors such as an inability to raise funding in financial markets, an increase in our funding costs, unexpected increases in cash or collateral requirements, an inability to sell assets or enter into or settle other transactions as planned or needed, and an inability to attract or retain deposits. See “Item 3.D. Key Information—Risk Factors—Funding Liquidity Risk—Deterioration in market liquidity or other external circumstances or an actual or perceived decline in our creditworthiness could negatively affect our ability to access and maintain liquidity” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
We manage our group-wide liquidity on a consolidated basis based on the tests and analyses conducted at the subsidiary level. Our major banking subsidiaries, MUFG Bank and Mitsubishi UFJ Trust and Banking, set liquidity and funding limits designed to maintain their respective requirements for funding from market sources below pre-determined levels for certain periods (e.g., one-day, two-week and one-month). They also monitor the balance of buffer assets they respectively hold, including Japanese government bonds and U.S. Treasury bonds, which can be used for cash funding even in periods of stress. In addition, they regularly perform liquidity stress testing designed to evaluate the impact of systemic market stress conditions and institution-specific stress events, including credit rating downgrades, on their liquidity positions.
We collect and evaluate the results of the stress tests individually performed by our major subsidiaries to ensure our ability to meet our liquidity requirements on a consolidated basis in stress scenarios.
We manage our funding sources by setting limits on, or targets for, our holdings of buffer assets, primarily Japanese government bonds. We also regard deposits with the Bank of Japan as buffer assets. In addition, our commercial banking subsidiaries manage their funding sources through liquidity-supplying products such as commitment lines and through a liquidity gap, or the excess of cash inflows over cash outflows.

For information on our commitments, guarantees and other off-balance sheet credit instruments, please see Note 13 to our unaudited condensed consolidated financial statements.
Liquidity Requirements for Banking Institutions in Japan
We are required to calculate and disclose our LCR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in calendar year 2019, we are required to maintain a minimum LCR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Liquidity Coverage Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2024 and “Capital Adequacy—Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan” below.
Stable Funding Requirements for Banking Institutions in Japan
We are required to calculate and disclose our NSFR calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. Starting in September 2021, we are required to maintain a minimum NSFR of 100%. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Net Stable Funding Ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2024 and “Capital Adequacy—Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan” below.

Total Equity
The following table presents a summary of our total equity as of March 31, 2024 and September 30, 2024:

	March 31, 2024 (As Adjusted)	September 30, 2024	% Change
	(in billions, except percentages)
Capital stock	¥2,090.3	¥2,090.3	—%
Capital surplus	4,635.9	4,617.1	(0.4)
Retained earnings	9,326.0	10,144.8	8.8
Retained earnings appropriated for legal reserve	239.6	239.6	—
Unappropriated retained earnings	9,086.4	9,905.2	9.0
Accumulated other comprehensive income, net of taxes	2,237.6	2,480.9	10.9
Treasury stock, at cost	(614.1)	(723.2)	(17.8)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥17,675.7	¥18,609.9	5.3%
Noncontrolling interests	841.4	871.2	3.5
Total equity	¥18,517.1	¥19,481.1	5.2%
Ratio of total equity to total assets	4.65%	4.96%

Capital Adequacy
We are subject to various regulatory capital requirements promulgated by the regulatory authorities of the countries in which we operate. Failure to meet minimum capital requirements can result in mandatory actions being taken by regulators that could have a direct material effect on our consolidated financial statements.
Moreover, if our capital ratios are perceived to be low, our counterparties may avoid entering into transactions with us, which in turn could negatively affect our business and operations. For further information, see “Item 3.D. Key Information—Risk Factors—Risks Related to Our Ability to Meet Regulatory Capital Requirements—We may not be able to maintain our capital ratios and other regulatory ratios above minimum required levels, which could result in various regulatory actions, including the suspension of some or all of our operations.” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
We continually monitor our risk-adjusted capital ratios, leverage ratio and TLAC ratios closely, and manage our operations in consideration of the capital requirements. Factors that affect some or all of these ratios include fluctuations in the value of our assets, including our credit risk assets such as loans and equity securities, the risk weights of which depend on the borrowers’ or issuers’ internal ratings, and marketable securities, and fluctuations in the value of the Japanese yen against the U.S. dollar and other foreign currencies, as well as general price levels of Japanese equity securities.
Capital Requirements for Banking Institutions in Japan
Under Japanese regulatory capital requirements, our consolidated capital components, including Common Equity Tier 1, Tier 1, and Tier 2 capital and risk-weighted assets, are calculated based on our consolidated financial statements prepared under Japanese GAAP. Each of the consolidated and stand-alone capital components and risk-weighted assets of our banking subsidiaries in Japan is also calculated based on consolidated and non-consolidated financial statements prepared under Japanese GAAP.
As of September 30, 2024, we were required to maintain a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.15% in addition to the 4.5% minimum Common Equity Tier 1 capital ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Capital adequacy” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
For information on the issuances of Additional Tier 1 and Tier 2 securities, see also “Recent Developments—Issuances of Basel III-Compliant Subordinated Debt.”
Leverage Requirements for Banking Institutions in Japan

Our consolidated leverage ratio is calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the relevant Basel III standard. The leverage ratio is designed for monitoring and preventing the build-up of excessive leverage in the banking sector and is expressed as the ratio of Tier 1 capital to total balance sheet assets adjusted in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain a minimum leverage ratio of 3.75% consisting of the minimum requirement at 3.00% plus a leverage ratio buffer equal to 50% of the G-SIB surcharge. The minimum leverage ratio on or after April 1, 2024 has been raised to the minimum requirement at 3.15% plus a G-SIB leverage ratio buffer set at 50% of a G-SIB surcharge plus 0.05% while deposits with the Bank of Japan remain excluded from the leverage ratio calculation. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Leverage ratio” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
TLAC Requirements for Banking Institutions in Japan
Our External TLAC ratios are calculated in accordance with the methodology prescribed in the FSA guidance that has been adopted to implement the TLAC Principle published by the FSB in November 2015. External TLAC ratios are expressed as the ratio of External TLAC amount to risk-weighted assets or total exposure in accordance with the FSA guidance. As of March 31, 2024, we were required to maintain External TLAC ratios of 18% on a risk-weighted assets basis and 6.75% on a total exposure basis. The minimum External TLAC ratio on a total exposure basis on or after April 1, 2024 has been raised to 7.10% in line with the increase in the minimum leverage ratio. See “Item 4.B. Information on the Company—Business Overview—Supervision and Regulation—Japan—Total loss-absorbing capacity” in our annual report on Form 20-F for the fiscal year ended March 31, 2024. For information on the issuances of TLAC-qualified securities, see also “Recent Developments—Issuances of TLAC Eligible Senior Debt.”

Capital Ratios, Leverage Ratio and External TLAC Ratios of MUFG
The figures underlying the amounts and ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from our consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The amounts and ratios below are rounded down.
Starting from the fiscal year ending March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the figures in the table below, prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024.

	As of March 31, 2024	Minimum ratios required(1)	As of September 30, 2024	Minimum ratios required(1)
	(in billions, except percentages)
Capital components:
Common Equity Tier 1	¥15,041.3		¥15,635.9
Additional Tier 1	2,438.4		2,604.7
Tier 1 capital	17,479.7		18,240.7
Tier 2 capital	2,338.1		2,402.8
Total capital	¥19,817.8		¥20,643.5
Risk-weighted assets	¥111,160.1		¥108,956.8
Capital ratios:
Common Equity Tier 1 capital	13.53%	8.66%	14.35%	8.65%
Tier 1 capital	15.72	10.16	16.74	10.15
Total capital	17.82	12.16	18.94	12.15
Leverage ratio(2)	5.19	3.75	5.59	3.95
External TLAC ratios
Risk-weighted assets basis(3)	25.06	18.00	24.80	18.00
Total exposure basis(2)	9.65	6.75	9.67	7.10

Notes:
(1)The minimum capital ratios required as of March 31, 2024 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The minimum capital ratios required as of September 30, 2024 include a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.15%.

(2)Deposits with the Bank of Japan are excluded from the total exposure based on notification issued by the FSA.
(3)The TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of March 31, 2024 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.16%. The TLAC ratio on a risk-weighted assets basis and the required minimum ratio as of September 30, 2024 do not include the regulatory capital buffers consisting of a capital conservation buffer of 2.5%, a G-SIB surcharge of 1.5% and a countercyclical buffer of 0.15%.
Management believes that, as of September 30, 2024, we were in compliance with all capital adequacy requirements to which we were subject.
Our Common Equity Tier 1 capital ratio as of September 30, 2024 was higher compared to the ratio as of March 31, 2024 primarily due to an increase in net profits and a decrease in risk-weighted assets. The decrease in risk-weighted assets mainly reflected a reduction in equity holdings included in credit risk assets.
Capital Ratios and Leverage Ratios of Major Banking Subsidiaries in Japan
The figures underlying the ratios in the table below are calculated in accordance with Japanese banking regulations based on information derived from each bank’s consolidated and non-consolidated financial statements prepared in accordance with Japanese GAAP, as required by the FSA. The ratios below are rounded down.
Starting from the fiscal year ending March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the figures in the table below, prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024.

	As of March 31, 2024	As of September 30, 2024	Minimum ratios required
Consolidated:
MUFG Bank
Common Equity Tier 1 capital ratio	13.80%	15.15%	4.50%
Tier 1 capital ratio	16.11	17.68	6.00
Total capital ratio	18.11	19.69	8.00
Leverage ratio(1)	5.23	5.78	3.15
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	15.56	14.84	4.50
Tier 1 capital ratio	17.83	17.68	6.00
Total capital ratio	20.42	21.02	8.00
Leverage ratio(1)	6.34	6.39	3.15
Stand-alone:
MUFG Bank
Common Equity Tier 1 capital ratio	11.77	12.52	4.50
Tier 1 capital ratio	14.38	15.42	6.00
Total capital ratio	16.29	17.33	8.00
Leverage ratio(1)	4.50	4.81	3.15
Mitsubishi UFJ Trust and Banking
Common Equity Tier 1 capital ratio	14.71	16.09	4.50
Tier 1 capital ratio	16.72	18.66	6.00
Total capital ratio	19.03	21.68	8.00
Leverage ratio(1)	7.09	7.89	3.15

Note:
(1)Deposits with the Bank of Japan are excluded from the leverage exposure based on notification issued by the FSA.

Management believes that, as of September 30, 2024, our banking subsidiaries were in compliance with all capital adequacy requirements to which they were subject.

Liquidity Coverage Ratios of MUFG and Major Banking Subsidiaries in Japan
The LCRs in the table below are calculated in accordance with Basel III as adopted by the FSA for the periods indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	Three months ended
	March 31, 2024(1)(4)	June 30, 2024(2)(4)	September 30, 2024(3)(4)
MUFG (consolidated)	161.7%	161.6%	163.0%
MUFG Bank (consolidated)	173.0	173.3	174.4
MUFG Bank (stand-alone)	177.7	178.1	180.7
Mitsubishi UFJ Trust and Banking (consolidated)	122.2	119.1	122.1
Mitsubishi UFJ Trust and Banking (stand-alone)	148.8	139.4	143.2

Notes:
(1)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between January 4, 2024 and March 29, 2024 divided by the average amount of net cash outflows for the same fifty-eight business days.
(2)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between April 1, 2024 and June 28, 2024 divided by the average amount of net cash outflows for the same sixty-two business days.
(3)Each of the ratios is calculated as the average balance of High-Quality Liquid Assets on the business days between July 1, 2024 and September 30, 2024 divided by the average amount of net cash outflows for the same sixty-two business days.
(4)The LCR is to be calculated as an average based on daily values in accordance with the Japanese banking regulations.
See “Sources of Funding and Liquidity.”
Net Stable Funding Ratios of MUFG and Major Banking Subsidiaries in Japan
The NSFRs in the table below are calculated in accordance with Basel III as adopted by the FSA as of the date indicated. The figures underlying the ratios are calculated in accordance with Japanese banking regulations. The percentages below are rounded down.

	As of March 31, 2024	As of June 30, 2024	As of September 30, 2024
MUFG (consolidated)	114.8%	113.7%	119.2%
MUFG Bank (consolidated)	126.1	124.1	129.5
MUFG Bank (stand-alone)	127.7	126.1	131.9
Mitsubishi UFJ Trust and Banking (consolidated)	121.1	120.8	129.1
Mitsubishi UFJ Trust and Banking (stand-alone)	121.9	120.8	131.9
See “Sources of Funding and Liquidity.”

Capital Requirements for Securities Firms in Japan and Overseas
We have securities subsidiaries in Japan and overseas, which are also subject to regulatory capital requirements. In Japan, the Financial Instruments and Exchange Act of Japan and related ordinances require financial instruments firms to maintain a minimum capital ratio of 120% calculated as a percentage of capital accounts less certain fixed assets, as determined in accordance with Japanese GAAP, against amounts equivalent to market, counterparty credit and operational risks. Specific guidelines are issued as a ministerial ordinance which details the definitions of essential components of the capital ratios, including capital, deductible fixed asset items and risks, and related measures. Failure to maintain a minimum capital ratio will trigger mandatory regulatory actions. A capital ratio of less than 140% will call for additional regulatory reporting, a capital ratio of less than 120% may result in an order to change the method of business, and a capital ratio of less than 100% may lead to a suspension of all or part of the business for a period of time and cancellation of a registration. Overseas securities subsidiaries are subject to the relevant regulatory capital requirements of the countries or jurisdictions in which they operate.
Capital Ratio of Mitsubishi UFJ Morgan Stanley Securities
As of September 30, 2024, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥549.7 billion represented 322.1% of the total amounts equivalent to market, counterparty credit and operational risks. As of March 31, 2024, Mitsubishi UFJ Morgan Stanley Securities’ capital accounts less certain fixed assets of ¥537.3 billion represented 305.2% of the total amounts equivalent to market, counterparty credit and operational risks. These figures are calculated in accordance with Japanese GAAP, pursuant to the Financial Instruments and Exchange Act of Japan.
For further information, see Note 21 to our audited consolidated financial statements included in our annual report on Form 20-F for the fiscal year ended March 31, 2024.
Critical Accounting Estimates
Our unaudited condensed consolidated financial statements are prepared in accordance with U.S. GAAP. Certain accounting policies require management to make difficult, complex or subjective judgments regarding the valuation of assets and liabilities. The accounting policies are fundamental to understanding our operating and financial review and prospects. Critical accounting estimates include our allowance for credit losses, goodwill, and valuation of financial instruments. For a further discussion of our critical accounting estimates, see our annual report on Form 20-F for the fiscal year ended March 31, 2024.
Market Risk
To measure market risks for trading and non-trading activities, we use the VaR method which estimates changes in the market value of portfolios within a certain period by statistically analyzing past market data. The principal model used for these activities is a historical simulation, or HS, model. The HS model calculates VaR amounts by estimating the profit and loss on the current portfolio by applying actual fluctuations in market rates and prices over a fixed period in the past.
VaR for Trading Activities. The VaR for our total trading activities in the six months ended September 30, 2024 measured using an HS-VaR model (holding period, one business day; confidence interval, 95%; and observation period, 250 business days) is presented in the table below. Expressed in terms of VaR, our market risk exposure as of September 30, 2024 was ¥1.95 billion, a ¥0.21 billion increase compared to March 31, 2024 primarily due to an increase in U.S. dollar interest rate risk. Our average daily VaR for the six months ended September 30, 2024 was ¥1.91 billion.

	VaR for Trading Activities (April 1, 2024—September 30, 2024)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2024	March 31, 2024
	(in billions)
MUFG	¥1.91	¥2.32	¥1.43	¥1.95	¥1.74
Interest rate	1.56	1.87	1.21	1.51	1.51
Yen	0.75	1.01	0.54	0.68	0.86
U.S. Dollars	1.01	1.42	0.72	0.95	0.81
Foreign exchange	0.73	1.06	0.56	0.65	0.61
Equities	0.46	0.95	0.10	0.73	0.86
Commodities	0.00	0.00	0.00	0.00	0.00
Less diversification effect	(0.84)	—	—	(0.94)	(1.24)

Note:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
The average daily VaR by quarter in the six months ended September 30, 2024 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2024	¥2.03
July–September 2024	1.78
VaR for Non-Trading Activities. The VaR for our total non-trading activities as of September 30, 2024, excluding market risks related to our strategic equity portfolio and measured using an HS-VaR model (holding period, 10 business days; confidence interval, 99%; and observation period, 701 business days), is presented in the table below. The aggregate VaR as of September 30, 2024 was ¥522.7 billion, a ¥55.5 billion decrease from March 31, 2024 primarily due to a decrease in interest rate risk.
Based on a simple sum of figures across market risk categories, interest rate risk accounted for approximately 80% of our total non-trading activity market risks as of September 30, 2024.
In the six months ended September 30, 2024, the average daily interest rate VaR totaled ¥442.6 billion, with the highest recorded VaR being ¥494.7 billion and the lowest being ¥394.7 billion.
For information on our strategic equity portfolio risk management, see “Item 11. Quantitative and Qualitative Disclosures about Credit, Market and Other Risk—Risk Management of Strategic Equity Portfolio” in our annual report on Form 20-F for the fiscal year ended March 31, 2024.

	VaR for Non-Trading Activities (April 1, 2024—September 30, 2024)
Risk category	Average	Maximum(1)	Minimum(1)	September 30, 2024	March 31, 2024
	(in billions)
MUFG	¥508.8	¥571.9	¥450.3	¥522.7	¥578.2
Interest rate	442.6	494.7	394.7	446.3	501.4
Yen	347.9	440.0	253.2	362.4	435.3
U.S. Dollars	270.7	367.2	210.2	275.4	375.6
Foreign exchange	4.6	9.5	2.3	6.2	7.7
Equities(2)	100.0	115.7	81.6	107.4	118.8
Commodities	0.3	1.8	0.2	0.2	0.2
Less diversification effect	(38.7)	—	—	(37.4)	(49.9)

Notes:
(1)The maximum and minimum VaR overall and for various risk categories were taken from different days. A simple summation of VaR by risk category is not equal to total VaR due to the effect of diversification.
(2)The equities-related risk figures do not include market risk exposure from our strategic equity portfolio.

The average daily interest rate VaR by quarter in the six months ended September 30, 2024 was as follows:

Quarter	Average daily VaR
(in billions)
April–June 2024	¥454.30
July–September 2024	431.25
Comparing the proportion of each currency’s interest rate VaR to the total interest rate VaR as of September 30, 2024 against that as of March 31, 2024, there was a 2 percentage point increase in the Japanese yen from 53% to 55%, a 3 percentage point decrease in the U.S. dollar from 45% to 42%, and a one percentage point increase in the euro from 2% to 3%.
Limitations of the Market Risk Measurement Model and Related Measures
Actual losses may exceed the value at risk obtained by the application of an HS VaR model in the event, for example, that the market fluctuates to a degree not accounted for in the observation period, or that the correlations among various risk factors, including interest rates and foreign currency exchange rates, deviate from those assumed in the model. In order to complement these weaknesses of the HS-VaR model and measure potential losses that the model is not designed to capture, we conduct stress testing, as appropriate, on our HS-VaR model for our non-trading activities by applying various stress scenarios, including those which take into account estimates regarding future market volatility, in order to better identify risks and manage our portfolio in a more stable and appropriate manner. In addition, we utilize back-testing to verify the effectiveness of our VaR measurement model.

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)

(in millions)	March 31, 2024 (As Adjusted)	September 30, 2024
ASSETS
Cash and due from banks	¥4,416,646	¥4,055,804
Interest-earning deposits in other banks	105,701,977	104,083,772
Cash, due from banks and interest-earning deposits in other banks	110,118,623	108,139,576
Call loans, funds sold, and receivables under resale agreements	20,562,358	19,876,746
Receivables under securities borrowing transactions	5,000,816	5,535,122
Trading account assets (including assets pledged that secured parties are permitted to sell or repledge of ¥7,370,330 and ¥7,671,947 at March 31, 2024 and September 30, 2024) (including ¥19,716,612 and ¥21,941,994 at March 31, 2024 and September 30, 2024 measured at fair value under fair value option)	49,769,406	54,148,540
Investment securities:
Available-for-sale debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥6,078,544 and ¥3,521,396 at March 31, 2024 and September 30, 2024)	31,422,967	26,962,826
Held-to-maturity debt securities (including assets pledged that secured parties are permitted to sell or repledge of ¥7,345,438 and ¥5,668,316 at March 31, 2024 and September 30, 2024) (fair value of ¥24,557,514 and ¥22,548,633 at March 31, 2024 and September 30, 2024)	24,843,962	22,739,448
Equity securities (including assets pledged that secured parties are permitted to sell or repledge of ¥474 and ¥708 at March 31, 2024 and September 30, 2024) (including ¥5,649,151 and ¥4,553,797 at March 31, 2024 and September 30, 2024 measured at fair value)	6,132,369	5,125,231
Total investment securities	62,399,298	54,827,505
Loans, net of unearned income, unamortized premiums and deferred loan fees (including assets pledged that secured parties are permitted to sell or repledge of ¥124,818 and ¥118,142 at March 31, 2024 and September 30, 2024)	127,910,303	130,245,363
Allowance for credit losses	(1,356,961)	(1,370,804)
Net loans	126,553,342	128,874,559
Premises and equipment—net	872,641	879,296
Customers’ acceptance liability	435,072	454,608
Intangible assets—net	1,297,760	1,403,157
Goodwill	493,758	676,381
Other assets (including net of allowance for credit losses of ¥16,757 and ¥18,192 at March 31, 2024 and September 30, 2024)	20,380,462	18,122,265
Total assets	¥397,883,536	¥392,937,755
Assets of consolidated VIEs included in total assets above that can be used only to settle obligations of consolidated VIEs
Cash and due from banks	¥10,146	¥5,604
Interest-earning deposits in other banks	34,166	62,694
Trading account assets	1,266,293	1,271,717
Investment securities	2,320,543	2,490,850
Loans	17,514,131	16,639,950
All other assets	1,463,380	1,618,463
Total assets of consolidated VIEs	¥22,608,659	¥22,089,278

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Balance Sheets (Unaudited)—(Continued)

(in millions, except shares)	March 31, 2024 (As Adjusted)	September 30, 2024
LIABILITIES AND EQUITY
Deposits:
Domestic offices:
Non-interest-bearing	¥36,105,211	¥35,641,277
Interest-bearing	147,169,199	147,122,678
Overseas offices, principally interest-bearing	63,861,590	62,127,029
Total deposits	247,136,000	244,890,984
Call money, funds purchased, and payables under repurchase agreements	40,784,623	42,667,578
Payables under securities lending transactions	1,016,938	644,024
Due to trust account and other short-term borrowings (including ¥54,159 and ¥301,191 at March 31, 2024 and September 30, 2024 measured at fair value under fair value option)	15,801,323	27,579,111
Trading account liabilities	16,579,522	16,849,318
Bank acceptances outstanding	435,072	454,608
Long-term debt (including ¥234,909 and ¥200,462 at March 31, 2024 and September 30, 2024 measured at fair value under fair value option)	40,012,819	24,554,156
Other liabilities	17,600,152	15,816,923
Total liabilities	379,366,449	373,456,702
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital stock—common stock authorized, 33,000,000,000 shares; common stock issued, 12,337,710,920 shares and 12,337,710,920 shares at March 31, 2024 and September 30, 2024, with no stated value	2,090,270	2,090,270
Capital surplus	4,635,892	4,617,068
Retained earnings:
Appropriated for legal reserve	239,571	239,571
Unappropriated retained earnings	9,086,490	9,905,302
Accumulated other comprehensive income, net of taxes	2,237,625	2,480,877
Treasury stock, at cost—610,482,347 common shares and 671,412,525 common shares at March 31, 2024 and September 30, 2024	(614,111)	(723,219)
Total Mitsubishi UFJ Financial Group shareholders’ equity	17,675,737	18,609,869
Noncontrolling interests	841,350	871,184
Total equity	18,517,087	19,481,053
Total liabilities and equity	¥397,883,536	¥392,937,755
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of Mitsubishi UFJ Financial Group
Other short-term borrowings	¥46,208	¥40,825
Long-term debt	379,017	440,416
All other liabilities	131,066	135,478
Total liabilities of consolidated VIEs	¥556,291	¥616,719

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Interest income:
Loans, including fees	¥2,041,490	¥2,348,070
Deposits in other banks	356,085	372,370
Investment securities	355,778	404,110
Trading account assets	360,961	500,730
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	196,471	477,197
Total	3,310,785	4,102,477
Interest expense:
Deposits	1,148,078	1,462,814
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	462,294	674,879
Due to trust account, other short-term borrowings and trading account liabilities	178,803	219,395
Long-term debt	255,163	255,240
Total	2,044,338	2,612,328
Net interest income	1,266,447	1,490,149
Provision for credit losses	71,912	128,584
Net interest income after provision for credit losses	1,194,535	1,361,565
Non-interest income:
Fees and commissions income	886,230	1,013,028
Foreign exchange gains (losses) —net	(324,851)	202,840
Trading account profits (losses) —net	(945,382)	537,284
Investment securities gains (losses) —net	746,078	(485,145)
Equity in earnings of equity method investees—net	215,049	316,339
Other non-interest income	87,164	109,559
Total	664,288	1,693,905
Non-interest expense:
Salaries and employee benefits	628,765	714,830
Occupancy expenses—net	77,676	78,751
Fees and commissions expenses	190,172	203,719
Outsourcing expenses, including data processing	161,824	154,441
Depreciation of premises and equipment	36,192	41,685
Amortization of intangible assets	142,271	145,379
Insurance premiums, including deposit insurance	45,062	48,618
Communications	29,731	31,406
Taxes and public charges	53,632	58,868
Reversal of off-balance sheet credit instruments	(4,001)	(1,342)
Other non-interest expenses	208,874	235,038
Total	1,570,198	1,711,393
Income before income tax expense	288,625	1,344,077
Income tax expense	16,664	348,694
Net income before attribution of noncontrolling interests	271,961	995,383
Net income (loss) attributable to noncontrolling interests	38,088	(63,838)
Net income attributable to Mitsubishi UFJ Financial Group	¥233,873	¥1,059,221

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Income (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥233,873	¥1,059,221
Effect of dilutive instruments:
Restricted stock units and performance stock units—Morgan Stanley	(1,452)	(2,550)
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥232,421	¥1,056,671

	Six months ended September 30,
(in thousands)	2023	2024
Shares used for the computation of basic EPS and diluted EPS (Denominator):
Weighted average common shares outstanding	12,037,251	11,697,335
Effect of dilutive instruments:
Stock acquisition rights under the Stock Option Plan and the common shares of MUFG under the Board Incentive Plan and the Employee Stock Ownership Plan(1)	—	274
Weighted average common shares for diluted computation	12,037,251	11,697,609

	Six months ended September 30,
(in Yen)	2023 (As Adjusted)	2024
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥19.43	¥90.55
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group(1)	19.31	90.33
——————————
Note:
(1)For the six months ended September 30, 2023 the performance-based plan under the Board Incentive Plan could potentially dilute earnings per common share but were not included in the computation of diluted earnings per common share due to their antidilutive effects.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Comprehensive Income (Unaudited)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Net income before attribution of noncontrolling interests	¥271,961	¥995,383
Other comprehensive income, net of tax:
Net unrealized gains (losses) on investment securities	(162,736)	78,649
Net debt valuation adjustments	(22,260)	3,051
Net unrealized gains on derivatives qualifying for cash flow hedges	1,404	232
Defined benefit plans	48,984	(24,099)
Foreign currency translation adjustments	1,023,535	286,518
Total	888,927	344,351
Comprehensive income	1,160,888	1,339,734
Net income (loss) attributable to noncontrolling interests	38,088	(63,838)
Other comprehensive income attributable to noncontrolling interests	68,110	101,099
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,054,690	¥1,302,473
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)

	Six months ended September 30,
(in millions, except per share amount)	2023 (As Adjusted)	2024
Capital stock:
Balance at beginning of period	¥2,090,270	¥2,090,270
Balance at end of period	¥2,090,270	¥2,090,270
Capital surplus:
Balance at beginning of period	¥4,902,155	¥4,635,892
Stock-based compensation	(6,683)	(13,255)
Other—net	(468)	(5,569)
Balance at end of period	¥4,895,004	¥4,617,068
Retained earnings appropriated for legal reserve:
Balance at beginning of period	¥239,571	¥239,571
Balance at end of period	¥239,571	¥239,571
Unappropriated retained earnings:
Balance at beginning of period	¥8,185,880	¥9,086,490
Effect of adopting new guidance on troubled debt restructurings and vintage disclosures	13,663	—
Net income attributable to Mitsubishi UFJ Financial Group	233,873	1,059,221
Cash dividends:
Common stock—¥16.00 per share and ¥20.50 per share in 2023 and 2024	(192,382)	(240,409)
Balance at end of period	¥8,241,034	¥9,905,302
Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥871,054	¥2,237,625
Net change during the period	820,817	243,252
Balance at end of period	¥1,691,871	¥2,480,877

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Equity (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Treasury stock, at cost:
Balance at beginning of period	¥(482,552)	¥(614,111)
Purchases of shares of treasury stock	(68)	(118,423)
Sales of shares of treasury stock	1,666	9,308
Net decrease (increase) resulting from changes in interests in consolidated subsidiaries, consolidated VIEs, and affiliated companies	(283)	7
Balance at end of period	¥(481,237)	¥(723,219)
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥16,676,513	¥18,609,869
Noncontrolling interests:
Balance at beginning of period	¥717,219	¥841,350
Initial subscriptions of noncontrolling interests	34,219	2,363
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(16,735)	13,992
Decrease in noncontrolling interests related to deconsolidation of subsidiaries	(7,405)	(1,072)
Decrease in noncontrolling interests related to disposition of subsidiaries	(817)	—
Net income (loss) attributable to noncontrolling interests	38,088	(63,838)
Dividends paid to noncontrolling interests	(17,357)	(22,788)
Other comprehensive income, net of taxes	68,110	101,099
Other—net	(186)	78
Balance at end of period	¥815,136	¥871,184
Total equity	¥17,491,649	¥19,481,053
See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥271,961	¥995,383
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization (Note 5)	178,463	187,064
Provision for credit losses	71,912	128,584
Investment securities (gains) losses—net	(746,078)	485,145
Foreign exchange (gains) losses—net	518,663	(581,822)
Equity in earnings of equity method investees—net	(215,049)	(316,339)
Provision (benefit) for deferred income tax expense	(199,482)	96,801
Increase in trading account assets, excluding foreign exchange contracts	(4,404,033)	(1,776,220)
Increase (decrease) in trading account liabilities, excluding foreign exchange contracts	4,094,299	(425,212)
Increase in accrued interest receivable and other receivables	(186,264)	(19,556)
Decrease in accrued interest payable and other payables	(644,637)	(377,251)
Net increase (decrease) in accrued income taxes and decrease (increase) in income tax receivables	(55,050)	77,897
Net decrease (increase) in collateral for derivative transactions	(755,572)	409,188
Decrease in cash collateral for the use of Bank of Japan’s settlement infrastructure	—	873,000
Other—net	170,837	(280,849)
Net cash used in operating activities	(1,900,030)	(524,187)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	35,279,573	25,573,028
Proceeds from maturities of Available-for-sale debt securities (including proceeds from debt securities under the fair value option)	15,219,441	23,391,946
Purchases of Available-for-sale debt securities (including purchases of debt securities under the fair value option) (Note 3)	(42,843,667)	(47,046,817)
Proceeds from maturities of Held-to-maturity debt securities	226,392	3,456,073
Purchases of Held-to-maturity debt securities	(2,633,518)	(1,666,599)
Proceeds from sales and redemption of Equity securities (including proceeds from equity securities under the fair value option)	1,192,555	2,234,565
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK, net of cash acquired	(64,104)	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB, net of cash acquired (Note 2)：	—	(91,938)
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,350,235)	(1,641,403)
Net decrease (increase) in loans	1,374,285	(3,214,221)
Net decrease (increase) in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(2,421,615)	1,637,142
Capital expenditures for premises and equipment	(47,850)	(58,288)
Purchases of intangible assets	(152,945)	(148,415)
Proceeds from sales of consolidated VIEs and subsidiaries—net	46,392	45,167
Other—net	(15,465)	72,101
Net cash provided by investing activities	3,809,239	2,542,341

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Condensed Consolidated Statements of Cash Flows (Unaudited)—(Continued)

	Six months ended September 30,
(in millions)	2023 (As Adjusted)	2024
Cash flows from financing activities:
Net increase (decrease) in deposits	2,126,968	(932,669)
Net increase (decrease) in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(9,762,605)	729,760
Net increase (decrease) in due to trust account and other short-term borrowings	(475,580)	11,713,964
Proceeds from issuance of long-term debt	2,012,445	1,329,247
Repayments of long-term debt	(2,022,621)	(16,446,445)
Proceeds from sales of treasury stock	1,504	11,002
Dividends paid	(192,313)	(240,285)
Payments for acquisition of treasury stock	(68)	(118,423)
Other—net	(43,706)	(3,780)
Net cash used in financing activities	(8,355,976)	(3,957,629)
Effect of exchange rate changes on cash and cash equivalents	1,559,746	(36,770)
Net decrease in cash and cash equivalents	(4,887,021)	(1,976,245)
Cash and cash equivalents at beginning of period	113,957,445	110,124,736
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	109,067,365	108,139,576
Restricted cash included in other assets	3,059	8,915
Cash and cash equivalents at end of period	¥109,070,424	¥108,148,491
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥1,988,319	¥2,673,967
Income taxes, net of refunds	271,196	173,996
Non-cash investing and financing activities:
Assets acquired under finance lease arrangements	9,620	6,988
Assets acquired under operating lease arrangements	22,865	22,618
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK
Fair value of assets acquired, excluding cash and cash equivalents	159,331	—
Fair value of liabilities assumed	95,448	—
Acquisition of MUFG Pension & Market Services Holdings Limited, a subsidiary of TB (Note 2)
Fair value of assets acquired, excluding cash and cash equivalents	—	282,224
Fair value of liabilities assumed	—	189,312

See the accompanying notes to Condensed Consolidated Financial Statements.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

1. BASIS OF CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
Description of Business
Mitsubishi UFJ Financial Group, Inc. (“MUFG”) is a holding company for MUFG Bank, Ltd. (“MUFG Bank” or “BK”), Mitsubishi UFJ Trust and Banking Corporation (“Mitsubishi UFJ Trust and Banking” or “TB”), Mitsubishi UFJ Securities Holdings Co., Ltd. (“Mitsubishi UFJ Securities Holdings”), Mitsubishi UFJ NICOS Co., Ltd. (“Mitsubishi UFJ NICOS”), and other subsidiaries. Mitsubishi UFJ Securities Holdings is an intermediate holding company for Mitsubishi UFJ Morgan Stanley Securities Co., Ltd. (“Mitsubishi UFJ Morgan Stanley Securities”). Through its subsidiaries and affiliated companies, MUFG engages in a broad range of financial operations, including commercial banking, investment banking, trust banking and asset management services, securities businesses, and credit card businesses, and it provides related services to individual and corporate customers. See Note 17 for more information by business segment.
Basis of Financial Statements
The accompanying condensed consolidated financial statements are presented in Japanese yen, the currency of the country in which MUFG is incorporated and principally operates. The accompanying condensed consolidated financial statements have been prepared on the basis of accounting principles generally accepted in the United States of America (“U.S. GAAP”). In certain respects, the accompanying condensed consolidated financial statements reflect adjustments to conform with U.S. GAAP and therefore are not included in the consolidated financial statements issued by MUFG in accordance with accounting principles generally accepted in Japan (“Japanese GAAP”) and certain of its subsidiaries in accordance with the corresponding applicable statutory requirements and accounting practices in their respective countries of incorporation. The major adjustments include those relating to (1) investment securities, (2) derivative financial instruments, (3) allowance for credit losses, (4) income taxes, (5) consolidation, (6) premises and equipment, (7) transfer of financial assets, (8) accrued severance indemnities and pension liabilities, (9) goodwill and other intangible assets and (10) lease transactions. The accompanying condensed semiannual consolidated financial statements should be read in conjunction with the consolidated financial statements for the fiscal year ended March 31, 2024. Certain information that would be included in annual financial statements but is not required for reporting purposes under U.S. GAAP has been omitted or condensed.
Fiscal years of certain subsidiaries, which end on December 31, and MUFG’s fiscal year, which ends on March 31, have been treated as coterminous. Effective April 1, 2024, the MUFG Group changed the fiscal year end of Krungsri’s financial statements consolidated to MUFG, from December 31 to March 31. The MUFG Group believes that this change in accounting principle is preferable as it provides investors with more timely and relevant financial information. We applied this change in accounting principle retrospectively to prior periods. Thus, the condensed consolidated financial statements for the six months ended September 30, 2023 and fiscal year ended March 31, 2024 were adjusted. The following table shows a summary of the adjustments of the condensed consolidated financial statements for the six months ended September 30, 2023 and fiscal year ended March 31, 2024.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	As of March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted
ASSETS
Cash and due from banks	¥4,391,530	¥25,116	¥4,416,646
Interest-earning deposits in other banks	105,631,633	70,344	105,701,977
Cash, due from banks and interest-earning deposits in other banks	110,023,163	95,460	110,118,623
Call loans, funds sold, and receivables under resale agreements	20,233,913	328,445	20,562,358
Receivables under securities borrowing transactions	5,000,989	(173)	5,000,816
Trading account assets	49,745,992	23,414	49,769,406
Investment securities:
Available-for-sale debt securities	31,395,372	27,595	31,422,967
Equity securities	6,132,092	277	6,132,369
Total investment securities	62,371,426	27,872	62,399,298
Loans, net of unearned income, unamortized premiums and deferred loan fees	127,936,495	(26,192)	127,910,303
Allowance for credit losses	(1,366,221)	9,260	(1,356,961)
Net loans	126,570,274	(16,932)	126,553,342
Premises and equipment—net	873,027	(386)	872,641
Customers’ acceptance liability	430,221	4,851	435,072
Intangible assets—net	1,298,966	(1,206)	1,297,760
Goodwill	490,344	3,414	493,758
Other assets	20,398,146	(17,684)	20,380,462
Total assets	¥397,436,461	¥447,075	¥397,883,536

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	As of March 31, 2024
(in millions)	As Previously Reported	Adjustments	As Adjusted
LIABILITIES AND EQUITY
Deposits:
Overseas offices, principally interest-bearing	63,142,974	718,616	63,861,590
Total deposits	246,417,384	718,616	247,136,000
Call money, funds purchased, and payables under repurchase agreements	40,804,921	(20,298)	40,784,623
Payables under securities lending transactions	1,016,931	7	1,016,938
Due to trust account and other short-term borrowings	15,796,947	4,376	15,801,323
Trading account liabilities	16,587,151	(7,629)	16,579,522
Bank acceptances outstanding	430,221	4,851	435,072
Long-term debt	39,922,322	90,497	40,012,819
Other liabilities	17,983,371	(383,219)	17,600,152
Total liabilities	378,959,248	407,201	379,366,449
Commitments and contingent liabilities
Mitsubishi UFJ Financial Group shareholders’ equity:
Capital surplus	4,636,097	(205)	4,635,892
Retained earnings:
Unappropriated retained earnings	9,072,572	13,918	9,086,490
Accumulated other comprehensive income, net of taxes	2,221,263	16,362	2,237,625
Total Mitsubishi UFJ Financial Group shareholders’ equity	17,645,662	30,075	17,675,737
Noncontrolling interests	831,551	9,799	841,350
Total equity	18,477,213	39,874	18,517,087
Total liabilities and equity	¥397,436,461	¥447,075	¥397,883,536

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30, 2023
(in millions)	As Previously Reported	Adjustments	As Adjusted
Interest income:
Loans, including fees	¥2,011,363	¥30,127	¥2,041,490
Deposits in other banks	355,192	893	356,085
Investment securities	355,121	657	355,778
Trading account assets	360,921	40	360,961
Call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	193,947	2,524	196,471
Total	3,276,544	34,241	3,310,785
Interest expense:
Deposits	1,142,035	6,043	1,148,078
Call money, funds purchased, and payables under repurchase agreements and securities lending transactions	461,932	362	462,294
Due to trust account, other short-term borrowings and trading account liabilities	174,949	3,854	178,803
Long-term debt	252,757	2,406	255,163
Total	2,031,673	12,665	2,044,338
Net interest income	1,244,871	21,576	1,266,447
Provision for credit losses	61,772	10,140	71,912
Net interest income after provision for credit losses	1,183,099	11,436	1,194,535
Non-interest income:
Fees and commissions income	881,258	4,972	886,230
Foreign exchange losses—net	(329,089)	4,238	(324,851)
Trading account losses—net	(940,660)	(4,722)	(945,382)
Investment securities gains—net	743,395	2,683	746,078
Equity in earnings of equity method investees—net	214,835	214	215,049
Other non-interest income	86,876	288	87,164
Total	656,615	7,673	664,288
Non-interest expense:
Salaries and employee benefits	623,877	4,888	628,765
Occupancy expenses—net	76,784	892	77,676
Fees and commissions expenses	189,657	515	190,172
Outsourcing expenses, including data processing	162,312	(488)	161,824
Depreciation of premises and equipment	35,813	379	36,192
Amortization of intangible assets	141,668	603	142,271
Insurance premiums, including deposit insurance	44,684	378	45,062
Communications	29,391	340	29,731
Taxes and public charges	52,467	1,165	53,632
Reversal of off-balance sheet credit instruments	(3,646)	(355)	(4,001)
Other non-interest expenses	202,385	6,489	208,874
Total	1,555,392	14,806	1,570,198
Income before income tax expense	284,322	4,303	288,625
Income tax expense	15,864	800	16,664
Net income before attribution of noncontrolling interests	268,458	3,503	271,961

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Net income attributable to noncontrolling interests	37,677	411	38,088
Net income attributable to Mitsubishi UFJ Financial Group	¥230,781	¥3,092	¥233,873

	Six months ended September 30, 2023
(in millions)	As Previously Reported	Adjustments	As Adjusted
Income used for the computation of basic EPS and diluted EPS (Numerator):
Net income attributable to Mitsubishi UFJ Financial Group	¥230,781	¥3,092	¥233,873
Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group and assumed conversions	¥229,329	¥3,092	¥232,421

	Six months ended September 30, 2023
(in Yen)	As Previously Reported	Adjustments	As Adjusted
Earnings per common share applicable to common shareholders of Mitsubishi UFJ Financial Group
Basic earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	¥19.17	¥0.26	¥19.43
Diluted earnings per common share—Earnings applicable to common shareholders of Mitsubishi UFJ Financial Group	19.05	0.26	19.31

	Six months ended September 30, 2023
(in millions)	As Previously Reported	Adjustments	As Adjusted
Net income before attribution of noncontrolling interests	¥268,458	¥3,503	¥271,961
Other comprehensive income, net of tax:
Net unrealized losses on investment securities	(162,130)	(606)	(162,736)
Net unrealized gains on derivatives qualifying for cash flow hedges	15	1,389	1,404
Defined benefit plans	48,965	19	48,984
Foreign currency translation adjustments	1,050,954	(27,419)	1,023,535
Total	915,544	(26,617)	888,927
Comprehensive income	1,184,002	(23,114)	1,160,888
Net income attributable to noncontrolling interests	37,677	411	38,088
Other comprehensive income attributable to noncontrolling interests	74,729	(6,619)	68,110
Comprehensive income attributable to Mitsubishi UFJ Financial Group	¥1,071,596	¥(16,906)	¥1,054,690

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Six months ended September 30, 2023
(in millions, except per share amount)	As Previously Reported	Adjustments	As Adjusted
Capital surplus:
Other—net	(467)	(1)	(468)
Balance at end of period	¥4,895,005	(1)	¥4,895,004
Unappropriated retained earnings:
Balance at beginning of period	¥8,169,710	16,170	¥8,185,880
Net income attributable to Mitsubishi UFJ Financial Group	230,781	3,092	233,873
Balance at end of period	¥8,221,772	19,262	¥8,241,034
Accumulated other comprehensive income, net of taxes:
Balance at beginning of period	¥844,192	26,862	¥871,054
Net change during the period	840,815	(19,998)	820,817
Balance at end of period	¥1,685,007	6,864	¥1,691,871

	Six months ended September 30, 2023
(in millions, except per share amount)	As Previously Reported	Adjustments	As Adjusted
Total Mitsubishi UFJ Financial Group shareholders’ equity	¥16,650,388	¥26,125	¥16,676,513
Noncontrolling interests:
Balance at beginning of period	¥702,821	¥14,398	¥717,219
Initial subscriptions of noncontrolling interests	34,317	(98)	34,219
Transactions between the consolidated subsidiaries and the related noncontrolling interest shareholders	(16,734)	(1)	(16,735)
Net income attributable to noncontrolling interests	37,677	411	38,088
Dividends paid to noncontrolling interests	(17,351)	(6)	(17,357)
Other comprehensive income, net of taxes	74,729	(6,619)	68,110
Other—net	(231)	45	(186)
Balance at end of period	¥807,006	¥8,130	¥815,136
Total equity	¥17,457,394	¥34,255	¥17,491,649

	Six months ended September 30, 2023
(in millions)	As Previously Reported	Adjustments	As Adjusted
Cash flows from operating activities:
Net income before attribution of noncontrolling interests	¥268,458	¥3,503	¥271,961
Adjustments to reconcile net income before attribution of noncontrolling interests to net cash provided by operating activities:
Depreciation and amortization	177,481	982	178,463
Provision for credit losses	61,772	10,140	71,912
Investment securities gains—net	(743,395)	(2,683)	(746,078)
Foreign exchange losses—net	484,560	34,103	518,663
Equity in earnings of equity method investees—net	(214,835)	(214)	(215,049)
Benefit for deferred income tax expense	(200,007)	525	(199,482)
Increase in trading account assets, excluding foreign exchange contracts	(4,405,363)	1,330	(4,404,033)
Increase in trading account liabilities, excluding foreign exchange contracts	4,082,033	12,266	4,094,299

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Increase in accrued interest receivable and other receivables	(138,342)	(47,922)	(186,264)
Decrease in accrued interest payable and other payables	(663,358)	18,721	(644,637)
Net decrease in accrued income taxes and increase in income tax receivables	(38,880)	(16,170)	(55,050)
Net increase in collateral for derivative transactions	(737,229)	(18,343)	(755,572)
Other—net	(15,161)	185,998	170,837
Net cash used in operating activities	(2,082,266)	182,236	(1,900,030)
Cash flows from investing activities:
Proceeds from sales of Available-for-sale debt securities	35,278,674	899	35,279,573
Proceeds from maturities of Available-for-sale debt securities	15,222,492	(3,051)	15,219,441
Purchases of Available-for-sale debt securities	(42,823,777)	(19,890)	(42,843,667)
Proceeds from sales and redemption of Equity securities	1,193,033	(478)	1,192,555
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of Krungsri, net of cash acquired	(55,868)	(8,236)	(64,104)
Purchases of Equity securities (including purchases of equity securities under the fair value option)	(1,351,798)	1,563	(1,350,235)
Net decrease in loans	1,252,246	122,039	1,374,285
Net increase in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions	(2,635,756)	214,141	(2,421,615)
Capital expenditures for premises and equipment	(47,932)	82	(47,850)
Purchases of intangible assets	(152,072)	(873)	(152,945)
Other—net	(31,191)	15,726	(15,465)
Net cash provided by investing activities	3,487,317	321,922	3,809,239

Cash flows from financing activities:
Net increase in deposits	2,421,039	(294,071)	2,126,968
Net decrease in call money, funds purchased, and payables under repurchase agreements and securities lending transactions	(9,771,370)	8,765	(9,762,605)
Net decrease in due to trust account and other short-term borrowings	(521,193)	45,613	(475,580)
Proceeds from issuance of long-term debt	2,022,741	(10,296)	2,012,445
Repayments of long-term debt	(2,021,065)	(1,556)	(2,022,621)
Other—net	(43,203)	(503)	(43,706)
Net cash used in financing activities	(8,103,928)	(252,048)	(8,355,976)
Effect of exchange rate changes on cash and cash equivalents	1,569,102	(9,356)	1,559,746
Net decrease in cash and cash equivalents	(5,129,775)	242,754	(4,887,021)
Cash and cash equivalents at beginning of period	114,044,090	(86,645)	113,957,445
Cash and cash equivalents:
Cash, due from banks and interest-earning deposits in other banks	108,911,256	156,109	109,067,365
Cash and cash equivalents at end of period	¥108,914,315	¥156,109	¥109,070,424
Supplemental disclosure of cash flow information:
Cash paid during the period for:
Interest	¥1,983,677	¥4,642	¥1,988,319
Income taxes, net of refunds	254,751	16,445	271,196
Non-cash investing and financing activities:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Assets acquired under finance lease arrangements	5,022	4,598	9,620
Assets acquired under operating lease arrangements	22,905	(40)	22,865
Acquisition of HC Consumer Finance Philippines, Inc., a subsidiary of BK
Fair value of assets acquired, excluding cash and cash equivalents	151,231	8,100	159,331
For the current period ended September 30, 2024, the effects of the change on the condensed consolidated statements of income and condensed consolidated balance sheet are immaterial. The major affected financial statement line items are net decrease in collateral for derivative transactions by ¥44,622 million, net decrease in loans by ¥214,790 million, net decrease in call loans, funds sold, and receivables under resale agreements and securities borrowing transactions by ¥328,578 million, net increase in deposits by ¥766,141 million, net decrease in call money, funds purchased, and payables under repurchase agreements and securities lending transactions by ¥117,990 million, and net increase in due to trust account and other short-term borrowings by ¥224,595 million in the condensed consolidated statements of cash flows.
Use of Estimates
The preparation of condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the condensed consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Accounting Changes
Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions—In June 2022, the Financial Accounting Standards Board (“FASB”) issued new guidance which clarifies the guidance when measuring the fair value of an equity security subject to contractual restrictions that prohibit the sale of an equity security. The guidance also introduces new disclosure requirements for equity securities subject to contractual sale restrictions that are measured at fair value. This guidance is effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. Early adoption is permitted, including adoption in an interim period. The MUFG Group adopted this guidance on April 1, 2024, and there was no material impact on its financial position and results of operations. See Note 18 for further details of disclosures required by this guidance.
Recently Issued Accounting Pronouncements
Improvements to Reportable Segment Disclosures—In November 2023, the FASB issued new guidance which clarifies and enhances the requirements for reportable segment disclosures. This guidance requires additional reportable segment disclosures on an annual and interim basis, primarily about significant segment expenses and other segment items that are regularly provided to the chief operating decision maker and included within the reported measure of segment profit or loss. This guidance does not change how operating segments are identified or aggregated, or how quantitative thresholds are applied to determine the reportable segments. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024, with early adoption permitted. The MUFG Group is currently evaluating what effect this guidance will have on its segment information disclosures.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

2. BUSINESS DEVELOPMENTS

Acquisition of Link Administration Holdings Limited

On May 16, 2024, Mitsubishi UFJ Trust and Banking acquired 100% of the shares of Link Administration Holdings Limited for ¥113,523 million in cash. The new name of the company is MUFG Pension & Market Services Holdings Limited (“MPMS”).

The global pension and stock administration services will be provided under the new brand name “MUFG Pension & Market Services” driving MUFG to further accelerate its global business expansion via access to Australian funds and global corporate clients, facilitating the Global Investor Services Business to offer a broad range of solutions, allowing it to strengthen its global reach, develop growth opportunities, and expand its business scale.

The assets acquired and liabilities assumed were recorded at their estimated fair values on the acquisition date. These fair value estimates are considered provisional and are subject to change pending the receipt of additional information in relation to closing date fair values, but not to exceed a period of one year after the closing date of the acquisition. During the six months ended September 30, 2024, the MUFG Group incurred ¥3,856 million of acquisition-related costs. These expenses are included in Other non-interest expenses in the accompanying condensed consolidated statements of income for the six months ended September 30, 2024. The total assets and liabilities of the acquired business were ¥152,035 million, including cash and bank deposits of ¥21,586 million and intangible assets of ¥69,021 million which consist of software and customer relationships, and ¥189,312 million, including long-term borrowings of ¥118,440 million, respectively. The goodwill resulting from the acquisition was ¥151,774 million, which was not deductible for income tax purposes, and was allocated to the Asset Management & Investor Services Business Group Segment. The intangible assets resulting from the acquisition were ¥46,878 million with a weighted average amortization period of 17.8 years. This amount is entirely related to customer relationships. The revenue and net loss of MPMS since the acquisition date were ¥13,354 million and ¥114 million, respectively, for the six months ended September 30, 2024.
Pro forma statements of income
The following unaudited pro forma statements of income present the results of income as if the acquisition of MPMS had occurred on April 1, 2023:

	Six months ended September 30,
	2023	2024
	(in millions)
Statements of income data
Total revenue	¥74,696	¥58,886
Net income attributable to Mitsubishi UFJ Financial Group	¥19,964	¥4,678

The unaudited pro forma statements of income include the pro forma adjustments to reflect the impact of amortizing certain acquisition accounting adjustments relating to intangible assets subject to amortization of ¥1,158 million and ¥1,271 million for the six months ended September 30, 2023 and 2024, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

3. INVESTMENT SECURITIES
The following tables present the amortized cost, gross unrealized gains and losses, and fair value of Available-for-sale debt securities and Held-to-maturity debt securities at March 31, 2024 and September 30, 2024:

At March 31, 2024 (As Adjusted):	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥23,287,730	¥5,768	¥126,098	¥23,167,400
Japanese prefectural and municipal bonds	1,055,564	227	9,800	1,045,991
Foreign government and official institution bonds	3,428,199	4,981	130,629	3,302,551
Corporate bonds	1,019,832	10,685	4,049	1,026,468
Residential mortgage-backed securities	1,229,615	255	345	1,229,525
Asset-backed securities	1,239,772	9,251	1,877	1,247,146
Other debt securities	407,917	3,419	7,450	403,886
Total	¥31,668,629	¥34,586	¥280,248	¥31,422,967
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥15,191,741	¥4,745	¥97,603	¥15,098,883
Japanese prefectural and municipal bonds	1,999,182	2,048	16,328	1,984,902
Corporate bonds	119,490	93	179	119,404
Residential mortgage-backed securities	4,952,083	3,153	179,537	4,775,699
Asset-backed securities	2,581,466	3,681	6,521	2,578,626
Total	¥24,843,962	¥13,720	¥300,168	¥24,557,514

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2024:	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
	(in millions)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥18,761,335	¥10,245	¥131,338	¥18,640,242
Japanese prefectural and municipal bonds	871,795	11	11,188	860,618
Foreign government and official institution bonds	3,487,233	16,365	73,603	3,429,995
Corporate bonds	937,702	9,761	5,440	942,023
Residential mortgage-backed securities	1,173,805	266	314	1,173,757
Asset-backed securities	1,402,431	10,739	515	1,412,655
Other debt securities	501,639	5,326	3,429	503,536
Total	¥27,135,940	¥52,713	¥225,827	¥26,962,826
Held-to-maturity debt securities:
Japanese national government and Japanese government agency bonds	¥13,842,654	¥14,647	¥133,864	¥13,723,437
Japanese prefectural and municipal bonds	2,216,346	987	23,987	2,193,346
Corporate bonds	191,305	157	544	190,918
Residential mortgage-backed securities	4,670,796	29,014	81,381	4,618,429
Asset-backed securities	1,818,347	5,364	1,208	1,822,503
Total	¥22,739,448	¥50,169	¥240,984	¥22,548,633

Contractual Maturities
The amortized cost and fair values of Held-to-maturity debt securities and the fair values of Available-for-sale debt securities at September 30, 2024 by contractual maturity are shown below. Expected maturities may be shorter than contractual maturities because issuers of debt securities may have the right to call or prepay obligations with or without penalties. Debt securities not due at a single maturity date and securities embedded with call or prepayment options, such as mortgage-backed securities, are included in the table below based on their contractual maturities.

	Held-to-maturity debt securities		Available-for-sale debt securities
	Amortized cost	Fair value	Fair value
	(in millions)
Due in one year or less	¥2,484,027	¥2,481,938	¥16,621,054
Due from one year to five years	8,156,136	8,089,148	5,235,427
Due from five years to ten years	6,548,526	6,475,490	2,182,338
Due after ten years	5,550,759	5,502,057	2,924,007
Total	¥22,739,448	¥22,548,633	¥26,962,826

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Realized Gains and Losses
For the six months ended September 30, 2023 and 2024, gross realized gains on sales of Available-for-sale debt securities were ¥79,165 million and ¥36,529 million, respectively, and gross realized losses on sales of Available-for-sale debt securities were ¥26,596 million and ¥33,773 million, respectively.
Impairment Losses on Investment Securities
For the six months ended September 30, 2023, impairment losses on Available-for-sale debt securities, mainly comprised of corporate bonds, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of income and were not material.
For the six months ended September 30, 2024, impairment losses on Available-for-sale debt securities of ¥12,825 million, mainly comprised of other debt securities, were included in Investment securities gains (losses)—net in the accompanying condensed consolidated statements of income.
For the six months ended September 30, 2023 and 2024, the MUFG Group’s Held-to-maturity debt securities were guaranteed by Japanese or U.S. government entities or agencies and had a long history of no credit losses or were rated investment grade. Based on the analysis performed, the MUFG Group has the intent and ability to hold these securities to maturity. Therefore, no credit losses were expected on these securities and no impairment loss has been recorded.
Gross Unrealized Losses and Fair Value
The following tables show the gross unrealized losses and fair value of Available-for-sale debt securities at March 31, 2024 and September 30, 2024 by length of time that individual securities in each category have been in a continuous loss position:

	Less than 12 months		12 months or more		Total
At March 31, 2024 (As Adjusted):	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥18,640,364	¥9,427	¥1,756,792	¥116,671	¥20,397,156	¥126,098	440
Japanese prefectural and municipal bonds	416,047	1,502	520,133	8,298	936,180	9,800	574
Foreign government and official institution bonds	358,973	9,306	1,942,369	121,323	2,301,342	130,629	97
Corporate bonds	167,004	467	442,274	3,582	609,278	4,049	309
Residential mortgage-backed securities	185,197	14	343,621	331	528,818	345	14
Asset-backed securities	23,810	9	160,109	1,868	183,919	1,877	17
Other debt securities	202,787	54	64,908	7,396	267,695	7,450	56
Total	¥19,994,182	¥20,779	¥5,230,206	¥259,469	¥25,224,388	¥280,248	1,507

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Less than 12 months		12 months or more		Total
At September 30, 2024:	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Fair value	Gross unrealized losses	Number of securities
	(in millions, except number of securities)
Available-for-sale debt securities:
Japanese national government and Japanese government agency bonds	¥12,386,848	¥5,407	¥1,757,038	¥125,931	¥14,143,886	¥131,338	417
Japanese prefectural and municipal bonds	167,167	610	672,133	10,578	839,300	11,188	529
Foreign government and official institution bonds	255,136	2,852	1,765,019	70,751	2,020,155	73,603	83
Corporate bonds	150,753	1,119	459,710	4,321	610,463	5,440	369
Residential mortgage-backed securities	207,273	15	326,360	299	533,633	314	15
Asset-backed securities	118,095	285	45,666	230	163,761	515	19
Other debt securities	362,704	321	50,322	3,108	413,026	3,429	93
Total	¥13,647,976	¥10,609	¥5,076,248	¥215,218	¥18,724,224	¥225,827	1,525

Evaluating Available-for-sale Debt Securities for Impairment Losses
The following describes the nature of the MUFG Group’s Available-for-sale debt securities and the conclusions reached in determining whether impairment losses exist.
Japanese national government and Japanese government agency bonds, Japanese prefectural and municipal bonds, Foreign government and official institution bonds
As of September 30, 2024, unrealized losses associated with these securities were deemed to be attributable to changes in market interest rates rather than a deterioration in the creditworthiness of the underlying obligor. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2024 and no impairment loss has been recorded.
Corporate bonds
As of September 30, 2024, unrealized losses associated with corporate bonds were primarily related to private placement bonds issued by Japanese non-public companies. The credit loss component recognized in earnings is identified as the amount of principal cash flows not expected to be received over the remaining terms of the bonds as estimated using the MUFG Group’s cash flow projections. The key assumptions include probability of default based on credit ratings of the bond issuers and loss given default.
Residential mortgage-backed securities
As of September 30, 2024, unrealized losses associated with these securities were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. Accordingly, no credit loss was identified as of September 30, 2024 and no impairment loss had been recorded.
Asset-backed securities
As of September 30, 2024, unrealized losses associated with these securities, other than highly illiquid securities for which fair values are difficult to determine, were mainly resulting from changes in interest rates and not from changes in credit quality. Based on a consideration of factors, including cash flow analysis, the MUFG Group expects to recover the entire amortized cost basis of these securities. For the highly illiquid securities, including certain collateralized loan obligations (“CLOs”), unrealized losses arise from widening credit spreads, deterioration of the credit quality of the underlying collateral, uncertainty regarding the valuation of such securities and the market’s view of the performance of the fund managers. When the fair value of a security is lower than its amortized cost or when any security is subject to a deterioration in credit rating, the MUFG Group undertakes a cash flow analysis of the

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
underlying collateral to estimate the credit loss and confirms the intent and ability to hold these securities until recovery. Based on the analysis performed, no credit loss was identified as of September 30, 2024 and no impairment loss has been recorded.
Equity Securities
The following table presents net realized gains (losses) on sales of equity securities, and net unrealized gains (losses) on equity securities still held at September 30, 2023 and 2024.

	Six months ended September 30,
	2023 (As Adjusted)	2024
	(in millions)
Net gains (losses) recognized during the period(1)	¥689,090	¥(474,755)
Less:
Net gains (losses) recognized during the period on equity securities sold during the period	19,247	(97,385)
Net unrealized gains (losses) recognized during the reporting period still held at the reporting date	¥669,843	¥(377,370)

Note:
(1)Included in Investment securities gains (losses)—net.
Measurement Alternative of Equity Securities
The following table presents the carrying value of nonmarketable equity securities that are measured at cost minus impairment, if any, plus or minus changes resulting from observable price changes (“measurement alternative”), held at March 31, 2024 and September 30, 2024.

	March 31, 2024 (As Adjusted)	September 30, 2024
	(in millions)
Measurement alternative balance	¥483,218	¥571,434
The related adjustments for these securities during the six months ended September 30, 2023 and 2024 were as follows:

	Six months ended September 30,
	2023	2024
	(in millions)
Measurement alternative impairment losses(1)(4)	¥(8,187)	¥(14,782)
Measurement alternative downward changes for observable prices(1)(2)(3)(5)	¥(1,567)	¥—
Measurement alternative upward changes for observable prices(1)(2)(3)(6)	¥783	¥6,309

Notes:
(1)Included in Investment securities gains (losses)—net.
(2)Under the measurement alternative, nonmarketable equity securities are carried at cost plus or minus changes resulting from observable prices in orderly transactions for the identical or a similar investment of the same issuer.
(3)The MUFG Group applied measurement alternative downward or upward changes to certain nonmarketable equity securities, resulting from observable prices in orderly transactions, such as partial repurchase and transactions by other entities.
(4)The cumulative impairment losses at March 31, 2024 and September 30, 2024 were ¥29,569 million and ¥43,714 million, respectively.
(5)The cumulative downward changes for observable prices at March 31, 2024 and September 30, 2024 were ¥2,961 million and ¥2,961 million, respectively.
(6)The cumulative upward changes for observable prices at March 31, 2024 and September 30, 2024 were ¥58,104 million and ¥64,386 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

4. LOANS AND ALLOWANCE FOR CREDIT LOSSES
The MUFG Group classifies its loan portfolio into the following portfolio segments—Commercial, Residential, Card, Krungsri, and Other based on the grouping used by the MUFG Group to determine the allowance for credit losses. The MUFG Group further classifies the Commercial segment into classes based on initial measurement attributes, risk characteristics, and its method of monitoring and assessing credit risk. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2024 for further information.
Total Outstanding Loans and Past Due Analysis
The table below presents total outstanding loans and past due analysis by class at March 31, 2024 and September 30, 2024.

	Past Due
At March 31, 2024 (As Adjusted):	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥6,108	¥8,289	¥14,397	¥57,371,397	¥112,496	¥57,498,290	¥3,004
Foreign	1,447	27,517	28,964	46,483,163	841,088	47,353,215	13,307
Residential	33,943	11,980	45,923	12,451,455	—	12,497,378	3,837
Card	15,790	28,388	44,178	440,672	—	484,850	—
Krungsri	247,919	189,558	437,477	8,349,705	17,930	8,805,112	—
Other	23,125	28,553	51,678	1,706,489	—	1,758,167	—
Total	¥328,332	¥294,285	¥622,617	¥126,802,881	¥971,514	¥128,397,012	¥20,148
Unearned income, unamortized premiums—net and deferred loan fees—net						(486,709)
Total						¥127,910,303

	Past Due
At September 30, 2024:	1-3 months	Greater Than 3 months	Total Past Due	Current	Loans Held for Sale	Total Loans	Past Due 90 Days and Accruing
	(in millions)
Commercial
Domestic	¥9,373	¥8,091	¥17,464	¥62,023,862	¥139,218	¥62,180,544	¥3,441
Foreign	684	24,115	24,799	43,813,774	797,689	44,636,262	5,176
Residential	32,170	10,943	43,113	12,377,924	—	12,421,037	3,384
Card	15,590	29,151	44,741	440,138	—	484,879	—
Krungsri	232,459	236,768	469,227	8,535,220	11,285	9,015,732	—
Other	25,262	33,647	58,909	1,933,190	—	1,992,099	—
Total	¥315,538	¥342,715	¥658,253	¥129,124,108	¥948,192	¥130,730,553	¥12,001
Unearned income, unamortized premiums—net and deferred loan fees—net						(485,190)
Total						¥130,245,363

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Nonaccrual Loans
Originated loans are generally placed on nonaccrual status when substantial doubt exists as to the full and timely collection of either principal or interest, when principal or interest is contractually past due one month or more with respect to loans within all classes of the Commercial segment, three months or more with respect to loans within the Card, and Krungsri segments, and six months or more with respect to loans within the Residential segment. See Note 1 to the consolidated financial statements for the fiscal year ended March 31, 2024 for further information.
The information on nonaccrual loans by class at March 31, 2024 and September 30, 2024 are shown below:

	Recorded Loan Balance
March 31, 2024 (As Adjusted):	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥295,055	¥89,994
Foreign	225,572	59,564
Residential	41,101	4,067
Card	72,554	—
Krungsri	258,511	7,159
Other	33,782	16
Total	¥926,575	¥160,800

	Recorded Loan Balance
September 30, 2024:	Nonaccrual Loans(1)	Nonaccrual Loans Not Requiring an Allowance for Credit Losses(2)
	(in millions)
Commercial
Domestic	¥305,247	¥84,885
Foreign	258,095	41,402
Residential	38,259	4,234
Card	74,639	—
Krungsri	313,619	10,004
Other	37,444	9
Total	¥1,027,303	¥140,534

Notes:
(1)Nonaccrual loans in the above table do not include loans held for sale of ¥396,331 million and ¥326,801 million at March 31, 2024 and September 30, 2024, respectively.
(2)These loans do not require an allowance for credit losses because the recorded loan balance equals, or does not exceed, the present value of expected future cash flows discounted at the loans’ effective interest rate, or the fair value of the collateral if the loan is a collateral-dependent loan.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table shows information regarding recognized interest income on nonaccrual loans for the six months ended September 30, 2023 and 2024:

	September 30, 2023 (As Adjusted)	September 30, 2024
	(in millions)
Commercial
Domestic	¥2,209	¥2,121
Foreign	3,534	5,026
Residential	276	237
Card	8	14
Krungsri	5,225	7,585
Other	1,549	1,644
Total	¥12,801	¥16,627

Loan Modifications
The following table summarizes the MUFG Group’s loan modifications that were made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023 and 2024:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2023 (As Adjusted):	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥2,909	0.01%	¥—
Term extension	146,968	0.27	2,676
Combination of interest rate reduction and term extension	4,774	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	101,054	0.22	—
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	8,491	0.07	60
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	12,480	2.61	1,472
Combination of term extension and principal forgiveness	121	0.03	1
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥329	0.00%	¥52
Term extension	174,300	1.99	3,095
Combination of interest rate reduction and term extension	992	0.01	85
Combination of term extension and principal forgiveness	261	0.00	4,072
All other modifications and combinations	919	0.01	48
Other(2)
Interest rate reduction	¥250	0.01%	¥185
Term extension	1,569	0.09	290
Combination of interest rate reduction and term extension	149	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2024:	Loan Modifications Made to Borrowers Experiencing Financial Difficulty		Loans Modified within 12 months of Subsequent Default
	Amortized Cost Basis at the Period End	Percentage of Total Class of Loans	Amortized Cost Basis at the Period End
	(in millions, except percentages)
Commercial(1)
Domestic
Interest rate reduction	¥530	0.00%	¥—
Term extension	162,309	0.26	3,216
Combination of interest rate reduction and term extension	3,864	0.01	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Foreign
Interest rate reduction	¥—	—%	¥—
Term extension	74,732	0.17	—
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Residential(1)
Interest rate reduction	¥—	—%	¥—
Term extension	6,137	0.05	180
Combination of interest rate reduction and term extension	—	—	—
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—
Card(2)
Interest rate reduction	¥—	—%	¥—
Term extension	—	—	—
Combination of interest rate reduction and term extension	12,828	2.65	1,541
Combination of term extension and principal forgiveness	126	0.03	2
All other modifications and combinations	—	—	—
Krungsri(2)
Interest rate reduction	¥466	0.01%	¥4
Term extension	143,449	1.59	4,495
Combination of interest rate reduction and term extension	2,613	0.03	105
Combination of term extension and principal forgiveness	1,558	0.02	40
All other modifications and combinations	867	0.01	2
Other(2)
Interest rate reduction	¥831	0.04%	¥—
Term extension	6,626	0.33	1,121
Combination of interest rate reduction and term extension	—	—	4
Combination of term extension and principal forgiveness	—	—	—
All other modifications and combinations	—	—	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Notes:
(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.
Loan modifications made to borrowers experiencing financial difficulty for the Commercial and Residential segments in the above tables include accruing loans, and do not include nonaccrual loans. Once a loan is classified as a nonaccrual loan, a modification would have little likelihood of resulting in the recovery of the loan in view of the severity of the financial difficulty of the borrower. Therefore, even if a nonaccrual loan is modified, the loan continues to be classified as a nonaccrual loan. The vast majority of modifications to nonaccrual loans are temporary extensions of the maturity dates, typically for periods up to 90 days, and continually made as the borrower is unable to repay or refinance the loan at the extended maturity. Accordingly, the impact of such loans on the period-ended amortized cost basis is immaterial, and the vast majority of nonaccrual modified loans have subsequently defaulted.
Loans that had a payment default during the period and had been modified to borrowers experiencing financial difficulty at the time of the modification within the previous 12 months preceding the payment default in the Commercial and Residential segments in the above tables include those accruing loans that became past due one month or more within the Commercial segment and six months or more within the Residential segment, and those accruing loans reclassified to nonaccrual loans due to financial difficulties even without delinquencies. This is because classification as a nonaccrual loan is regarded as default under the MUFG Group’s credit policy. Additionally, the MUFG Group defines default as payment default for the purpose of the disclosure.
In regards to the Card, Krungsri and Other segments, loan modifications made to borrowers experiencing financial difficulty in the above tables represent nonaccrual and accruing loans, and the defaulted loans in the above table represent nonaccrual and accruing loans that became past due one month or more within the Card segment, and six months or more within the Krungsri segment.
Historical payment defaults are one of the factors considered when determining the allowance for credit losses, and are factored into projecting future cash flows for segments other than the Card segment, for which such default information is considered when using collectively-assessed allowance methodology.
The following table provides the financial effect of the modifications made to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023 and 2024:

Six months ended September 30, 2023 (As Adjusted):	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.06%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.5 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.3 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.24%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥404 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.29%.
Term extension	Added a weighted-average 1.7 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥563 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 3.40%.
Term extension	Added a weighted-average 3.0 years to the life of loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2024:	Financial Effect
Commercial
Domestic
Interest rate reduction	Reduced weighted-average contractual interest rate by 0.16%.
Term extension	Added a weighted-average 0.8 years to the life of loans.
Foreign
Term extension	Added a weighted-average 0.6 years to the life of loans.
Residential
Term extension	Added a weighted-average 1.2 years to the life of loans.
Card
Interest rate reduction	Reduced weighted-average contractual interest rate by 15.22%.
Term extension	Added a weighted-average 3.0 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥431 million.
Krungsri
Interest rate reduction	Reduced weighted-average contractual interest rate by 1.79%.
Term extension	Added a weighted-average 3.6 years to the life of loans.
Principal forgiveness	Reduced the principal balance of the loans by ¥658 million.
Other
Interest rate reduction	Reduced weighted-average contractual interest rate by 8.30%.
Term extension	Added a weighted-average 1.0 year to the life of loans.
The following table provides the performance of loans that have been modified in the last 12 months to borrowers experiencing financial difficulty by class for the six months ended September 30, 2023 and 2024:

Six months ended September 30, 2023 (As Adjusted):	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥266,915	¥305	¥470
Foreign	108,618	—	—
Residential(1)	16,094	948	214
Card(2)	16,816	4,270	1,973
Krungsri(2)	283,343	14,007	11,654
Other(2)	4,068	591	188
Total	¥695,854	¥20,121	¥14,499

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six months ended September 30, 2024:	Payment Status (Amortized Cost Basis at the Period End)
	Current	1-3 months Past Due	Greater Than 3 months Past Due
	(in millions)
Commercial(1)
Domestic	¥324,632	¥100	¥62
Foreign	90,234	—	—
Residential(1)	11,403	603	121
Card(2)	18,127	4,034	2,005
Krungsri(2)	215,377	25,118	25,376
Other(2)	7,371	3,414	1,039
Total	¥667,144	¥33,269	¥28,603

Notes:
(1)The modified loans for the Commercial and Residential segments include accruing loans, and do not include nonaccrual loans.
(2)The modified loans for the Card, Krungsri and Other segments include accrual and nonaccrual loans.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Credit Quality Indicator
Credit quality indicators of loans and fiscal year of origination by class at March 31, 2024, and gross charge-offs for the fiscal year ended March 31, 2024 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At March 31, 2024 (As Adjusted):	2023	2022	2021	2020	2019	Prior
	(in millions)
Commercial:	¥36,089,439	¥13,326,456	¥7,110,866	¥5,965,489	¥4,197,181	¥9,777,389	¥27,367,612	¥63,489	¥103,897,921
Domestic	20,392,832	7,709,706	4,897,276	5,099,173	3,195,961	7,915,170	8,175,676	—	57,385,794
Normal	20,168,687	7,567,872	4,700,171	4,955,680	3,058,292	7,289,232	7,918,471	—	55,658,405
Close Watch	212,521	132,768	182,359	120,759	91,961	524,833	242,574	—	1,507,775
Likely to become Bankrupt or Legally/Virtually Bankrupt	11,624	9,066	14,746	22,734	45,708	101,105	14,631	—	219,614
Gross charge-offs	2,478	26,192	1,379	2,669	9,904	8	—	—	42,630
Foreign	15,696,607	5,616,750	2,213,590	866,316	1,001,220	1,862,219	19,191,936	63,489	46,512,127
Normal	15,305,350	5,445,830	2,166,976	827,405	877,978	1,680,485	18,889,310	60,877	45,254,211
Close Watch	330,450	142,807	41,638	23,625	110,527	129,927	269,944	—	1,048,918
Likely to become Bankrupt or Legally/Virtually Bankrupt	60,807	28,113	4,976	15,286	12,715	51,807	32,682	2,612	208,998
Gross charge-offs	9,301	8,575	1,057	794	174	130	10,131	—	30,162
Residential	¥668,170	¥659,156	¥714,292	¥573,679	¥864,058	¥8,997,473	¥20,550	¥—	¥12,497,378
Accrual	668,118	658,831	714,154	573,444	863,432	8,959,995	18,891	—	12,456,865
Nonaccrual	52	325	138	235	626	37,478	1,659	—	40,513
Gross charge-offs	—	—	2	6	28	1,253	—	—	1,289
Card	¥21	¥181	¥224	¥269	¥207	¥638	¥409,416	¥73,894	¥484,850
Accrual	—	10	7	7	9	34	396,746	15,483	412,296
Nonaccrual	21	171	217	262	198	604	12,670	58,411	72,554
Gross charge-offs	18	63	100	112	97	117	9,712	10,801	21,020
Krungsri	¥2,133,219	¥1,481,834	¥811,883	¥401,052	¥431,766	¥768,770	¥2,741,676	¥16,982	¥8,787,182
Performing	1,986,177	1,319,372	685,123	337,985	330,511	578,608	2,578,069	—	7,815,845
Under-Performing	110,487	108,846	86,273	49,140	80,033	141,150	136,897	—	712,826
Non-Performing	36,555	53,616	40,487	13,927	21,222	49,012	26,710	16,982	258,511
Gross charge-offs	8,765	55,828	34,544	12,995	15,439	19,729	30,709	2,632	180,641
Other	¥749,054	¥296,723	¥94,173	¥45,408	¥26,103	¥87,724	¥458,982	¥—	¥1,758,167
Accrual	743,600	291,516	92,176	44,523	24,642	82,574	445,355	—	1,724,386
Nonaccrual	5,454	5,207	1,997	885	1,461	5,150	13,627	—	33,781
Gross charge-offs	4,815	15,962	6,212	1,810	785	3,036	6,013	—	38,633

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Credit quality indicators of loans and fiscal year of origination by class at September 30, 2024, and gross charge-offs for the six months ended September 30, 2024 are shown below:

	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted to Term Loans Amortized Cost Basis	Total(1)
At September 30, 2024:	2024	2023	2022	2021	2020	Prior
	(in millions)
Commercial:	¥26,191,966	¥18,731,354	¥11,345,368	¥5,779,064	¥5,072,732	¥11,714,913	¥26,980,476	¥64,026	¥105,879,899
Domestic	19,422,041	8,755,355	6,865,865	4,297,863	4,468,287	9,564,233	8,667,682	—	62,041,326
Normal	19,317,740	8,574,120	6,726,304	4,093,158	4,313,060	8,887,916	8,447,688	—	60,359,986
Close Watch	65,061	174,201	107,633	191,545	134,305	564,721	208,663	—	1,446,129
Likely to become Bankrupt or Legally/Virtually Bankrupt	39,240	7,034	31,928	13,160	20,922	111,596	11,331	—	235,211
Gross charge-offs	862	2,055	589	332	191	1,780	211	—	6,020
Foreign	6,769,925	9,975,999	4,479,503	1,481,201	604,445	2,150,680	18,312,794	64,026	43,838,573
Normal	6,690,117	9,654,989	4,297,828	1,447,782	579,913	1,904,520	17,985,700	61,854	42,622,703
Close Watch	59,543	216,179	153,292	33,419	13,820	190,536	306,324	—	973,113
Likely to become Bankrupt or Legally/Virtually Bankrupt	20,265	104,831	28,383	—	10,712	55,624	20,770	2,172	242,757
Gross charge-offs	84	255	1,632	2,507	—	—	7,687	—	12,165
Residential	¥474,295	¥651,183	¥640,862	¥692,280	¥554,851	¥9,388,304	¥19,262	¥—	¥12,421,037
Accrual	474,221	651,131	640,544	692,025	554,606	9,352,910	17,847	—	12,383,284
Nonaccrual	74	52	318	255	245	35,394	1,415	—	37,753
Gross charge-offs	—	—	5	32	—	38	—	—	75
Card	¥—	¥82	¥208	¥296	¥270	¥749	¥406,304	¥76,970	¥484,879
Accrual	—	3	5	9	8	35	393,880	16,300	410,240
Nonaccrual	—	79	203	287	262	714	12,424	60,670	74,639
Gross charge-offs	—	28	85	56	81	116	4,855	6,063	11,284
Krungsri	¥928,828	¥1,836,210	¥1,249,486	¥698,095	¥302,590	¥1,072,009	¥2,895,885	¥21,344	¥9,004,447
Performing	844,687	1,631,629	1,084,838	577,836	243,477	780,640	2,673,984	7	7,837,098
Under-Performing	74,026	143,796	114,958	80,762	44,511	215,623	180,054	—	853,730
Non-Performing	10,115	60,785	49,690	39,497	14,602	75,746	41,847	21,337	313,619
Gross charge-offs	316	19,866	32,303	13,408	4,227	12,068	15,920	2,922	101,030
Other	¥498,369	¥517,076	¥255,062	¥70,049	¥42,070	¥108,806	¥500,667	¥—	¥1,992,099
Accrual	497,934	506,826	250,915	68,607	41,119	101,731	487,523	—	1,954,655
Nonaccrual	435	10,250	4,147	1,442	951	7,075	13,144	—	37,444
Gross charge-offs	659	14,191	6,386	1,898	215	1,303	3,151	—	27,803

Note:
(1)Total loans in the above table do not include loans held for sale, and represent balances without adjustments in relation to unearned income, unamortized premiums and deferred loan fees.
For a discussion and explanation of the MUFG Group’s credit quality indicator, see Note 4 to the consolidated financial statements for the fiscal year ended March 31, 2024.
For the Commercial, Residential, Card and Krungsri segments, credit quality indicators at March 31, 2024 and September 30, 2024 are based on information as of March 31, 2024 and September 30, 2024, respectively. For the Other segment, credit quality indicators at March 31, 2024 and September 30, 2024 are generally based on information as of December 31, 2023 and June 30, 2024, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Allowance for Credit Losses
Effective as of April 1, 2023, the MUFG Group adopted new guidance on measurement of credit losses on financial instruments for loan modifications made to borrowers experiencing financial difficulty.
Under the new guidance, the MUFG Group adopts a discounted cash flow methodology that utilizes a discount rate based on the post-modification contractual interest rate, other than those in the Card segment, for which the allowance is measured using collectively-assessed allowance methodology.
Changes in the allowance for credit losses of loans by portfolio segment for the six months ended September 30, 2023 and 2024 are shown below:

Six months ended September 30, 2023 (As Adjusted):	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥719,589	¥59,747	¥42,469	¥364,647	¥93,062	¥1,279,514
Provision for (reversal of) credit losses	(17,974)	433	10,255	57,443	21,755	71,912
Charge-offs	36,943	459	10,158	69,152	15,929	132,641
Recoveries collected	9,720	2	393	15,931	8,491	34,537

Net charge-offs	27,223	457	9,765	53,221	7,438	98,104
Other(1)(2)	1,580	—	(7,666)	38,096	11,159	43,169

Balance at end of period	¥675,972	¥59,723	¥35,293	¥406,965	¥118,538	¥1,296,491

Six months ended September 30, 2024:	Commercial	Residential	Card	Krungsri	Other	Total
	(in millions)
Allowance for credit losses:
Balance at beginning of period	¥745,514	¥56,964	¥36,423	¥405,211	¥112,849	¥1,356,961
Provision for (reversal of) credit losses	14,650	(2,408)	13,895	76,414	26,033	128,584
Charge-offs	18,185	75	11,284	101,030	27,803	158,377
Recoveries collected	5,759	5	512	18,452	6,967	31,695

Net charge-offs	12,426	70	10,772	82,578	20,836	126,682
Other(1)	(16,651)	—	—	19,772	8,820	11,941

Balance at end of period	¥731,087	¥54,486	¥39,546	¥418,819	¥126,866	¥1,370,804

Notes:
(1)Other is principally comprised of gains or losses from foreign exchange translation.
(2)For the six months ended September 30, 2023, Other includes the impact of the change in accounting principle relating to the recognition and measurement of troubled debt restructurings, which was adopted on April 1, 2023. The total impact across all segments was negative of ¥18,869 million.
The MUFG Group sold ¥1,206 billion and ¥1,761 billion of loans within the Commercial segment during the six months ended September 30, 2023 and 2024, respectively.
Collateral Dependent Loans
The MUFG Group uses, as a practical expedient, the fair value of the collateral when recording the net carrying amounts of loans and determining the allowance for credit losses of such loans, for which the repayment is expected to be provided substantially through the operation or sale of the collateral, when the borrower is experiencing financial difficulty based on the assessment as of the reporting date.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
For the Commercial, Krungsri and Other segments, collateral relating to these loans was comprised primarily of real estate, and to a lesser extent, exchange traded equity securities and deposits, etc. For the Residential segment, collateral on these loans was mainly real estate.
Other Financial Receivable
Accounts receivable-Other, which is included in Other assets in the accompanying condensed consolidated balance sheets, amounted to ¥1,951,742 million and ¥1,919,320 million as of March 31, 2024 and September 30, 2024, respectively, and were primarily comprised of receivables relating to the credit card business. The provision or reversal of the allowance for credit losses relating to the receivables was included in Non-interest expense on the condensed consolidated statements of income. The credit quality for these receivables is primarily evaluated based on the extent of delinquency.
The outstanding balance of these account receivables are presented on a net basis after allowance for credit losses. The change of allowance for credit losses during the six months ended September 30, 2023 and 2024 is primarily due to provision or reversal of the allowance for the receivables.
There are de minimis or zero expected credit losses, for example, for lending and financing transactions, such as Interest-earning deposits in other banks, Call loans and funds sold, Receivables under resale agreements and Receivables under securities borrowing transactions because the term is short and the credit quality of the borrowers is normal.
Accrued interest receivable totaled ¥737,947 million and ¥694,666 million as of March 31, 2024 and September 30, 2024, respectively, and is included in Other assets on the condensed consolidated balance sheets.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

5. GOODWILL AND OTHER INTANGIBLE ASSETS
Goodwill
The table below presents the movement in the carrying amount of goodwill during the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023 (As Adjusted)	2024
	(in millions)
Balance at beginning of period
Goodwill(1)	¥889,524	¥1,086,510
Accumulated impairment losses(1)	(592,752)	(592,752)
	296,772	493,758
Goodwill acquired during the six months	67,227	151,774	(2)
Foreign currency translation adjustments and other	23,104	30,849
Balance at end of period
Goodwill	979,855	1,269,133
Accumulated impairment losses	(592,752)	(592,752)
	¥387,103	¥676,381

Notes:
(1)Goodwill originally recognized of ¥1,900,019 million, which has been fully impaired before April 1, 2023, is not included in the table above.
(2)Goodwill acquired during the six months ended September 30, 2024, relates to the acquisition of business in the Asset Management & Investor Services Business Group, including the acquisition of MPMS (See Note 2).
Other Intangible Assets
The table below presents the net carrying amount by major class of other intangible assets at March 31, 2024 and September 30, 2024:

	March 31, 2024 (As Adjusted)	September 30, 2024
	(in millions)
Intangible assets subject to amortization:
Software	¥927,893	¥982,042
Customer relationships	265,082	318,264
Core deposit intangibles	43,741	41,614
Trade names	38,621	38,935
Other	14,245	14,404
Total	1,289,582	1,395,259
Intangible assets not subject to amortization:
Other	8,178	7,898
Total	¥1,297,760	¥1,403,157

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

6. LEASE TRANSACTIONS
Lease transactions as a lessor
As part of its financing activities, the MUFG Group enters into leasing arrangements with customers. The MUFG Group’s leasing operations are conducted through leasing subsidiaries and consist principally of various types of data processing equipment, office equipment and transportation equipment. Sales type and direct financing leases are presented in loans. In certain cases, the MUFG Group requests lessees to deposit an amount nearly, or equal to, the residual value of leased assets.
The following table presents profit or loss of lease transactions as a lessor for the six months ended September 30, 2023 and September 30, 2024:

	September 30, 2023 (As Adjusted)	September 30, 2024
	(in millions)
Sales type and direct financing leases:
Finance income on net investment	¥70,426	¥73,163
Operating leases:
Lease income	3,938	5,085
Total	¥74,364	¥78,248
Finance income on net investment is included in Interest income—Loans, including fees in the condensed consolidated statements of income. Lease income from operating lease transactions is included in Other non-interest income in the condensed consolidated statements of income.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

7. PLEDGED ASSETS AND COLLATERAL
At September 30, 2024, assets mortgaged, pledged, or otherwise subject to lien were as follows:

September 30, 2024
(in millions)
Trading account securities	¥10,245,563
Investment securities	13,369,390
Loans	18,334,549
Other	27,678
Total	¥41,977,180
The above pledged assets were classified by type of liabilities to which they related as follows:

September 30, 2024
(in millions)
Deposits	¥15,226
Payables under repurchase agreements and securities lending transactions	20,207,187
Other short-term borrowings and long-term debt	21,700,084
Other	54,683
Total	¥41,977,180
At September 30, 2024, certain investment securities, principally Japanese national government and Japanese government agency bonds, loans and other assets with a combined carrying value of ¥21,928,287 million were pledged for acting as a collection agent of public funds, for settlement of exchange at the Bank of Japan and Japanese Banks’ Payment Clearing Network, for derivative transactions and for certain other purposes.
The MUFG Group engages in on-balance sheet securitizations. These securitizations of mortgage and apartment loans, which do not qualify for sales treatment, are accounted for as secured borrowings. The amount of loans in the table above represents the carrying amount of these transactions with the carrying amount of the associated liabilities included in Other short-term borrowings and Long-term debt.
At March 31, 2024 (As Adjusted) and September 30, 2024, the cash collateral pledged for derivative transactions, which is included in Other assets, was ¥3,182,590 million and ¥2,600,708 million, respectively, and the cash collateral received for derivative transactions, which is included in Other liabilities, was ¥1,404,066 million and ¥1,346,651 million, respectively.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

8. SEVERANCE INDEMNITIES AND PENSION PLANS
The following table summarizes the components of net periodic benefit costs of pension benefits, severance indemnities plans (“SIPs”) and other benefits for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	Domestic subsidiaries		Foreign offices and subsidiaries
	2023	2024	2023		2024
	Pension benefits and SIPs	Pension benefits and SIPs	Pension benefits （As Adjusted）	Other benefits	Pension benefits	Other benefits
	(in millions)
Service cost—benefits earned during the period	¥17,788	¥16,104	¥6,191	¥30	¥7,731	¥47
Interest cost on projected benefit obligation	10,288	12,041	4,367	594	4,423	643
Expected return on plan assets	(41,218)	(48,224)	(5,574)	(732)	(6,202)	(835)
Amortization of net actuarial loss (gain)	925	(9,002)	837	584	276	61
Amortization of prior service cost	(973)	(355)	(430)	(208)	(416)	(225)
Loss (gain) on settlements and curtailment	(6,393)	(7,683)	974	—	—	—
Other	—	(110)	—	—	(956)	(301)
Net periodic benefit cost (income)	¥(19,583)	¥(37,229)	¥6,365	¥268	¥4,856	¥(610)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

9. OFFSETTING OF DERIVATIVES, REPURCHASE AGREEMENTS, AND SECURITIES LENDING TRANSACTIONS
The following tables present, as of March 31, 2024 and September 30, 2024, the gross and net amounts of the derivatives, resale and repurchase agreements, and securities borrowing and lending transactions, including the related gross amounts subject to an enforceable master netting arrangement or similar agreement not offset in the condensed consolidated balance sheets. The MUFG Group primarily enters into International Swaps and Derivatives Association master netting agreements, master repurchase agreements and master securities lending agreements or similar agreements for derivative contracts, resale and repurchase agreements, and securities borrowing and lending transactions. In the event of default on or termination of any one contract, these agreements provide the contracting parties with the right to net a counterparty’s rights and obligations and to liquidate and set off collateral against any net amount owed by the counterparty. Generally, as the MUFG Group has elected to present such amounts on a gross basis, the amounts subject to these agreements are included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below. For certain transactions where a legal opinion with respect to the enforceability of netting has not been sought or obtained, the related amounts are not subject to enforceable master netting agreements and not included in “Gross amounts not offset in the condensed consolidated balance sheet” column in the tabular disclosure below.

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At March 31, 2024 (As Adjusted):				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥15,351	¥—	¥15,351	¥(12,155)	¥(1,095)	¥2,101
Receivables under resale agreements	20,906	(2,082)	18,824	(17,532)	(9)	1,283
Receivables under securities borrowing transactions	5,076	(75)	5,001	(4,652)	—	349
Total	¥41,333	¥(2,157)	¥39,176	¥(34,339)	¥(1,104)	¥3,733
Financial liabilities:
Derivative liabilities	¥16,360	¥—	¥16,360	¥(11,625)	¥(2,154)	¥2,581
Payables under repurchase agreements	37,771	(2,081)	35,690	(34,188)	(82)	1,420
Payables under securities lending transactions	1,092	(75)	1,017	(992)	(10)	15
Obligations to return securities received as collateral	7,223	—	7,223	(1,766)	—	5,457
Total	¥62,446	¥(2,156)	¥60,290	¥(48,571)	¥(2,246)	¥9,473

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Gross amounts of recognized assets/liabilities	Gross amounts offset in the condensed consolidated balance sheet	Net amounts presented in the condensed consolidated balance sheet	Gross amounts not offset in the condensed consolidated balance sheet		Net amounts
At September 30, 2024:				Financial instruments	Cash collateral received/pledged
	(in billions)
Financial assets:
Derivative assets	¥16,382	¥—	¥16,382	¥(12,964)	¥(1,018)	¥2,400
Receivables under resale agreements	20,981	(2,567)	18,414	(17,382)	(10)	1,022
Receivables under securities borrowing transactions	5,553	(18)	5,535	(5,048)	—	487
Total	¥42,916	¥(2,585)	¥40,331	¥(35,394)	¥(1,028)	¥3,909
Financial liabilities:
Derivative liabilities	¥16,637	¥—	¥16,637	¥(12,616)	¥(1,361)	¥2,660
Payables under repurchase agreements	40,289	(2,565)	37,724	(35,949)	(64)	1,711
Payables under securities lending transactions	662	(18)	644	(626)	(3)	15
Obligations to return securities received as collateral	6,335	—	6,335	(1,342)	—	4,993
Total	¥63,923	¥(2,583)	¥61,340	¥(50,533)	¥(1,428)	¥9,379

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

10. REPURCHASE AGREEMENTS AND SECURITIES LENDING TRANSACTIONS ACCOUNTED FOR AS SECURED BORROWINGS
The following tables present gross obligations for payables under repurchase agreements, payables under securities lending transactions and obligations to return securities received as collateral by remaining contractual maturity and class of collateral pledged at March 31, 2024 and September 30, 2024. Potential risks associated with these arrangements primarily relate to market and liquidity risks. To manage risks associated with market exposure, the MUFG Group generally revalues the collateral underlying its repurchase agreements and securities lending transactions on a daily basis and monitors the value of the underlying securities, consisting of primarily high-quality securities such as Japanese national government and Japanese government agency bonds, and foreign government and official institution bonds. In the event the market value of such securities falls below the related agreements at contract amounts plus accrued interest, the MUFG Group may be required to deposit additional collateral when appropriate. To address liquidity risks, the MUFG Group conducts stress tests to ensure the adequate level of liquidity is maintained in the event of a decline in the fair value of any collateral pledged.

	March 31, 2024 (As Adjusted)
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥8,846	¥20,010	¥7,209	¥1,706	¥37,771
Payables under securities lending transactions	1,015	1	—	76	1,092
Obligations to return securities received as collateral	6,076	610	135	402	7,223
Total	¥15,937	¥20,621	¥7,344	¥2,184	¥46,086

	September 30, 2024
	Remaining Contractual Maturity
	Overnight and open	30 days or less	31-90 days	Over 90 days	Total
	(in billions)
Payables under repurchase agreements	¥14,561	¥18,317	¥3,370	¥4,041	¥40,289
Payables under securities lending transactions	644	—	—	18	662
Obligations to return securities received as collateral	5,869	85	98	283	6,335
Total	¥21,074	¥18,402	¥3,468	¥4,342	¥47,286

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Secured borrowing by the class of collateral pledged at March 31, 2024 and September 30, 2024 was as follows:

	March 31, 2024 (As Adjusted)
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥13,001	¥359	¥4,229	¥17,589
Foreign government and official institution bonds	14,172	—	1,033	15,205
Corporate bonds	773	76	400	1,249
Residential mortgage-backed securities	8,819	—	—	8,819
Other debt securities	346	—	38	384
Marketable equity securities	636	657	1,523	2,816
Other	24	—	—	24
Total	¥37,771	¥1,092	¥7,223	¥46,086

	September 30, 2024
	Payables under repurchase agreements	Payables under securities lending transactions	Obligations to return securities received as collateral	Total
	(in billions)
Japanese national government and Japanese government agency bonds	¥12,783	¥162	¥3,404	¥16,349
Foreign government and official institution bonds	19,866	36	1,353	21,255
Corporate bonds	978	—	352	1,330
Residential mortgage-backed securities	5,212	—	—	5,212
Other debt securities	212	—	24	236
Marketable equity securities	756	464	1,202	2,422
Other	482	—	—	482
Total	¥40,289	¥662	¥6,335	¥47,286

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

11. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
The following table presents the changes in Accumulated other comprehensive income (“Accumulated OCI”), net of tax and net of noncontrolling interests, for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023 (As Adjusted)	2024
	(in millions)
Accumulated other comprehensive income, net of taxes:
Net unrealized losses on investment securities:
Balance at beginning of period	¥(883,931)	¥(826,271)
Net change during the period	(158,006)	41,091
Balance at end of period	¥(1,041,937)	¥(785,180)
Net debt valuation adjustments:
Balance at beginning of period	¥3,268	¥(41,382)
Net change during the period	(22,260)	3,051
Balance at end of period	¥(18,992)	¥(38,331)
Net unrealized gains on derivatives qualifying for cash flow hedges:
Balance at beginning of period	¥551	¥63
Net change during the period	1,078	178
Balance at end of period	¥1,629	¥241
Defined benefit plans:
Balance at beginning of period	¥8,350	¥389,392
Net change during the period	48,942	(23,831)
Balance at end of period	¥57,292	¥365,561
Foreign currency translation adjustments:
Balance at beginning of period	¥1,742,816	¥2,715,823
Net change during the period	951,063	222,763
Balance at end of period	¥2,693,879	¥2,938,586
Balance at end of period	¥1,691,871	¥2,480,877

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the before tax and net of tax changes in each component of Accumulated OCI for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023 (As Adjusted)			2024
	Before tax	Tax (expense) or benefit	Net of tax	Before tax	Tax (expense) or benefit	Net of tax
	(in millions)
Net unrealized gains (losses) on investment securities:
Net unrealized gains (losses) on investment securities	¥(148,170)	¥23,379	¥(124,791)	¥58,792	¥13,182	¥71,974
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(51,965)	14,020	(37,945)	10,142	(3,467)	6,675
Net change	(200,135)	37,399	(162,736)	68,934	9,715	78,649
Net unrealized gains (losses) on investment securities attributable to noncontrolling interests			(4,730)			37,558
Net unrealized gains (losses) on investment securities attributable to Mitsubishi UFJ Financial Group			(158,006)			41,091
Net debt valuation adjustments:
Net debt valuation adjustments	(32,387)	9,917	(22,470)	3,950	(1,210)	2,740
Reclassification adjustment for losses included in net income before attribution of noncontrolling interests	302	(92)	210	448	(137)	311
Net change	(32,085)	9,825	(22,260)	4,398	(1,347)	3,051
Net debt valuation adjustments attributable to noncontrolling interests			—			—
Net debt valuation adjustments attributable to Mitsubishi UFJ Financial Group			(22,260)			3,051
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges:
Net unrealized gains (losses) on derivatives qualifying for cash flow hedges	8,324	(1,674)	6,650	(8,998)	1,796	(7,202)
Reclassification adjustment for losses (gains) included in net income before attribution of noncontrolling interests	(6,552)	1,306	(5,246)	9,292	(1,858)	7,434
Net change	1,772	(368)	1,404	294	(62)	232
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to noncontrolling interests			326			54
Net unrealized gains on derivatives qualifying for cash flow hedges attributable to Mitsubishi UFJ Financial Group			1,078			178
Defined benefit plans:
Defined benefit plans	75,061	(23,003)	52,058	(16,030)	3,867	(12,163)
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,606)	1,532	(3,074)	(17,210)	5,274	(11,936)
Net change	70,455	(21,471)	48,984	(33,240)	9,141	(24,099)
Defined benefit plans attributable to noncontrolling interests			42			(268)
Defined benefit plans attributable to Mitsubishi UFJ Financial Group			48,942			(23,831)
Foreign currency translation adjustments:
Foreign currency translation adjustments	1,172,869	(146,399)	1,026,470	219,251	71,910	291,161
Reclassification adjustment for gains included in net income before attribution of noncontrolling interests	(4,231)	1,296	(2,935)	(6,824)	2,181	(4,643)
Net change	1,168,638	(145,103)	1,023,535	212,427	74,091	286,518
Foreign currency translation adjustments attributable to noncontrolling interests			72,472			63,755
Foreign currency translation adjustments attributable to Mitsubishi UFJ Financial Group			951,063			222,763
Other comprehensive income attributable to Mitsubishi UFJ Financial Group			¥820,817			¥243,252

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The following table presents the effect of the reclassification of significant items out of Accumulated OCI on the respective line items of the accompanying condensed consolidated statements of income for the six months ended September 30, 2023 and 2024:

	Six months ended September 30,
	2023 (As Adjusted)	2024
Details of Accumulated OCI components	Amount reclassified out of Accumulated OCI		Line items in the consolidated statements of income
	(in millions)
Net unrealized losses (gains) on investment securities
Net gains on sales and redemptions of Available-for-sale debt securities	¥(52,655)	¥(2,687)	Investment securities gains (losses)—net
Impairment losses on investment securities	2	12,798	Investment securities gains (losses)—net
Other	688	31
	(51,965)	10,142	Total before tax
	14,020	(3,467)	Income tax expense
	¥(37,945)	¥6,675	Net of tax
Net debt valuation adjustments	¥302	¥448	Equity in earnings of equity method investees—net
	302	448	Total before tax
	(92)	(137)	Income tax expense
	¥210	¥311	Net of tax
Net unrealized losses (gains) on derivatives qualifying for cash flow hedges
Foreign exchange contracts	(6,552)	9,292	Interest expense on Long-term debt or Foreign exchange gains (losses)—net
	(6,552)	9,292	Total before tax
	1,306	(1,858)	Income tax expense
	¥(5,246)	¥7,434	Net of tax
Defined benefit plans
Net actuarial loss (gain)(1)	¥2,346	¥(8,665)	Other non-interest expenses
Prior service cost(1)	(1,610)	(996)	Other non-interest expenses
Gain on settlements and curtailment, and other(1)	(5,342)	(7,549)	Other non-interest expenses
	(4,606)	(17,210)	Total before tax
	1,532	5,274	Income tax expense
	¥(3,074)	¥(11,936)	Net of tax
Foreign currency translation adjustments	¥(4,231)	¥(6,824)	Other non-interest income
	(4,231)	(6,824)	Total before tax
	1,296	2,181	Income tax expense
	¥(2,935)	¥(4,643)	Net of tax
Total reclassifications for the period	¥(67,052)	¥(4,152)	Total before tax
	18,062	1,993	Income tax expense
	¥(48,990)	¥(2,159)	Net of tax

Note:
(1)These Accumulated OCI components are components of net periodic benefit cost. See Note 8 for more information.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

12. DERIVATIVE FINANCIAL INSTRUMENTS
The MUFG Group uses various derivative financial instruments both for trading purposes and for purposes other than trading (primarily risk management purposes) in the normal course of business to meet the financial needs of its customers, as a source of revenue and to manage its exposures to a variety of risks. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2024 for a further discussion of the MUFG Group’s use of derivative instruments. During the six months ended September 30, 2024, there was no change in the MUFG Group’s use of derivative instruments that had a material impact on the MUFG Group’s financial position and results of operations.
Notional Amounts of Derivative Contracts
The following table summarizes the notional amounts of derivative contracts at March 31, 2024 and September 30, 2024:

	Notional amounts(1)
	March 31, 2024 (As Adjusted)	September 30, 2024
	(in trillions)
Interest rate contracts	¥1,812.8	¥2,010.0
Foreign exchange contracts	340.7	338.1
Equity contracts	5.0	5.0
Commodity contracts	0.2	0.2
Credit derivatives	5.3	5.6
Other	3.6	3.6
Total	¥2,167.6	¥2,362.5

Note:
(1)Includes both written and purchased positions.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Balance Sheets
The following table summarizes fair value information on derivative instruments that are recorded on the MUFG Group’s condensed consolidated balance sheets at March 31, 2024 and September 30, 2024:

	Fair value of derivative instruments
	March 31, 2024(1)(5) (As Adjusted)			September 30, 2024(1)(5)
	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)	Not designated as hedges(2)	Designated as hedges(3)	Total derivatives(4)
	(in billions)
Derivative assets:
Interest rate contracts	¥9,505	¥—	¥9,505	¥10,410	¥—	¥10,410
Foreign exchange contracts	5,647	10	5,657	5,760	3	5,763
Equity contracts	123	—	123	103	—	103
Commodity contracts	19	—	19	20	—	20
Credit derivatives	47	—	47	59	—	59
Other(6)	—	—	—	27	—	27
Total derivative assets	¥15,341	¥10	¥15,351	¥16,379	¥3	¥16,382
Derivative liabilities:
Interest rate contracts	¥10,696	¥—	¥10,696	¥11,277	¥—	¥11,277
Foreign exchange contracts	5,536	—	5,536	5,278	4	5,282
Equity contracts	158	—	158	122	—	122
Commodity contracts	18	—	18	19	—	19
Credit derivatives	62	—	62	55	—	55
Other(6)	(110)	—	(110)	(118)	—	(118)
Total derivative liabilities	¥16,360	¥—	¥16,360	¥16,633	¥4	¥16,637

Notes:
(1)The fair value of derivative instruments is presented on a gross basis even when derivative instruments are subject to master netting agreements. Cash collateral payable and receivable associated with derivative instruments are not added to or netted against the fair value amounts.
(2)Except for the derivative instruments described in (6), the derivative instruments which are not designated as a hedging instrument are held for trading and risk management purposes and are presented in Trading account assets and liabilities.
(3)The MUFG Group adopts hedging strategies and applies hedge accounting to certain derivative transactions entered into by certain subsidiaries. The derivative instruments which are designated as hedging instruments are presented in Other assets or Other liabilities on the accompanying condensed consolidated balance sheets.
(4)This table does not include contracts with embedded derivatives for which the fair value option has been elected.
(5)For more information about fair value measurement and assumptions used to measure the fair value of derivatives, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
(6)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Impact of Derivatives on the Condensed Consolidated Statements of Income
The following table provides more detailed information regarding the derivative-related impact on the accompanying condensed consolidated statements of income for the six months ended September 30, 2023 and 2024:

	Trading and risk management derivatives gains and losses (Not designated as hedging instruments)
	Foreign exchange gains (losses)—net	Trading account profits (losses)—net	Total
	(in billions)
Six months ended September 30, 2023 (As Adjusted):
Interest rate contracts	¥—	¥(223)	¥(223)
Foreign exchange contracts	(380)	—	(380)
Equity contracts	—	(268)	(268)
Credit derivatives	—	(20)	(20)
Other(1)	(8)	(32)	(40)
Total	¥(388)	¥(543)	¥(931)
Six months ended September 30, 2024:
Interest rate contracts	¥—	¥(103)	¥(103)
Foreign exchange contracts	258	—	258
Equity contracts	—	215	215
Credit derivatives	—	2	2
Other(1)	23	(10)	13
Total	¥281	¥104	¥385

Note:
(1)Other mainly includes bifurcated embedded derivatives carried at fair value, which are presented in Loans, Deposits and Long-term debt.
Credit Derivatives
The MUFG Group enters into credit derivatives to manage its credit risk exposure, to facilitate client transactions, and for proprietary trading purposes, under which they provide the counterparty protection against the risk of default on a set of debt obligations issued by a specified reference entity or entities. See Note 23 to the consolidated financial statements for the fiscal year ended March 31, 2024 for a more detailed explanation and discussion of credit derivatives.
The table below summarizes certain information regarding protection sold through credit derivatives as of March 31, 2024 and September 30, 2024:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At March 31, 2024:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥212,513	¥736,935	¥219,642	¥1,169,090	¥(17,199)
Non-investment grade	82,749	146,029	15,837	244,615	211
Total	295,262	882,964	235,479	1,413,705	(16,988)
Index and basket credit default swaps :
Investment grade(2)	73,300	681,443	10,202	764,945	(11,458)
Non-investment grade	—	—	—	—	—
Not rated	2,836	24,623	3,404	30,863	(548)
Total	76,136	706,066	13,606	795,808	(12,006)
Total credit default swaps sold	¥371,398	¥1,589,030	¥249,085	¥2,209,513	¥(28,994)

	Protection sold
	Maximum potential/Notional amount by expiration period				Fair value
At September 30, 2024:	1 year or less	1-5 years	Over 5 years	Total	(Asset)/ Liability(1)
	(in millions)
Single name credit default swaps:
Investment grade(2)	¥205,198	¥776,859	¥190,509	¥1,172,566	¥(17,819)
Non-investment grade	37,040	128,223	9,431	174,694	103
Total	242,238	905,082	199,940	1,347,260	(17,716)
Index and basket credit default swaps :
Investment grade(2)	42,300	769,496	9,864	821,660	(9,993)
Non-investment grade	—	57,092	—	57,092	(802)
Not rated	—	126,043	3,864	129,907	(2,553)
Total	42,300	952,631	13,728	1,008,659	(13,348)
Total credit default swaps sold	¥284,538	¥1,857,713	¥213,668	¥2,355,919	¥(31,064)

Notes:
(1)Fair value amounts are shown on a gross basis prior to cash collateral or counterparty netting.
(2)The MUFG Group considers ratings of Baa3/BBB- or higher to meet the definition of investment grade.
The MUFG Group may economically hedge its exposure to credit derivatives by entering into offsetting derivative contracts. The carrying value and notional amounts of credit protection sold in which the MUFG Group held purchased protection with identical underlying referenced entities were approximately ¥25 billion and ¥1,920 billion, respectively, at March 31, 2024, and approximately ¥27 billion and ¥2,079 billion, respectively, at September 30, 2024.
Collateral is held by the MUFG Group in relation to these instruments. Collateral requirements are determined at the counterparty level and cover numerous transactions and products as opposed to individual contracts.
Credit Risk, Liquidity Risk and Credit-risk-related Contingent Features
Certain derivative instruments held by the MUFG Group contain provisions that require the MUFG Group’s debt to maintain an investment grade credit rating from each of the major credit rating agencies. If the MUFG Group’s debt were to fall below investment grade, it would be in violation of these provisions, and the counterparties to the derivative instruments could request payments on early termination or demand immediate and ongoing full overnight collateralization on derivative instruments in net liability positions. The aggregate fair value of all derivative instruments with credit-risk-related contingent features that were in a liability position at March 31, 2024 and September 30, 2024 was approximately ¥0.8 trillion and ¥0.7 trillion, respectively, for which the MUFG Group

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
has posted collateral of approximately ¥274 billion and ¥221 billion, respectively, in the normal course of business. The amount of additional collateral and early termination amount which could be requested if the MUFG Group’s debt falls below investment grade was ¥67 billion and ¥129 billion, respectively, as of March 31, 2024 and ¥44 billion and ¥122 billion, respectively, as of September 30, 2024.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

13. OBLIGATIONS UNDER GUARANTEES AND OTHER OFF-BALANCE SHEET INSTRUMENTS
Obligations under Guarantees
The MUFG Group provides customers with a variety of guarantees and similar arrangements as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2024. The table below presents the contractual or notional amounts of such guarantees at March 31, 2024 and September 30, 2024:

	March 31, 2024	September 30, 2024
	(As Adjusted)
	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥5,259
Performance guarantees	4,788	4,606
Derivative instruments(1)(2)	51,058	54,154
Liabilities of trust accounts	19,938	19,365
Other	40	25
Total	¥81,144	¥83,409

Notes:
(1)Credit derivatives sold by the MUFG Group are excluded from this presentation.
(2)Derivative instruments that are deemed to be included within the definition of guarantees as prescribed in the guidance on guarantees include certain written options and credit default swaps.
Performance Risk
The MUFG Group monitors performance risk of its guarantees using the same credit rating system utilized for estimating probabilities of default with its loan portfolio. The MUFG Group’s credit rating system is consistent with both the method of evaluating credit risk under Basel III and those of third-party credit rating agencies. On certain underlying referenced credits or entities, ratings are not available. Such referenced credits are included in the “Not rated” category in the following tables.
Presented in the tables below is the maximum potential amount of future payments classified based upon internal credit ratings as of March 31, 2024 and September 30, 2024. The determination of the maximum potential future payments is based on the notional amount of the guarantees without consideration of possible recoveries under recourse provisions or from collateral held or pledged. Such amounts do not represent the anticipated losses, if any, on these guarantees.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2024:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
(As Adjusted)	(in billions)
Standby letters of credit and financial guarantees	¥5,320	¥5,161	¥123	¥18	¥18
Performance guarantees	4,788	4,685	45	29	29
Total	¥10,108	¥9,846	¥168	¥47	¥47

At September 30, 2024:	Maximum potential/ Contractual or Notional amount	Amount by borrower grade
		Normal	Close Watch(1)	Likely to become Bankrupt or Legally/ Virtually Bankrupt(1)	Not rated
	(in billions)
Standby letters of credit and financial guarantees	¥5,259	¥5,121	¥119	¥12	¥7
Performance guarantees	4,606	4,502	45	23	36
Total	¥9,865	¥9,623	¥164	¥35	¥43

Note:
(1)See Notes of the tables regarding “the maximum potential amount of future payments classified based upon internal credit ratings” in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2024.
The guarantees that the MUFG Group does not classify based upon internal credit ratings are described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2024.
Other Off-balance Sheet Instruments
In addition to obligations under guarantees and similar arrangements set forth above, the MUFG Group issues other off-balance sheet instruments to meet the financial needs of its customers and for other purposes as described in Note 24 to the consolidated financial statements for the fiscal year ended March 31, 2024. The table below presents the contractual amounts with regard to such instruments at March 31, 2024 and September 30, 2024:

	March 31, 2024	September 30, 2024
	(As Adjusted)
	(in billions)
Commitments to extend credit	¥94,414	¥94,819
Commercial letters of credit	974	861
Commitments to make investments	674	720

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

14. CONTINGENT LIABILITIES
Repayment of Excess Interest
The MUFG Group maintains an allowance for repayment of excess interest based on an analysis of past experience of reimbursement of excess interest, borrowers’ profile, recent trend of borrowers’ claims for reimbursement, and management future forecasts. Management believes that the provision for repayment of excess interest is adequate and the allowance is at the appropriate amount to absorb probable losses, so that the impact of future claims for reimbursement of excess interest will not have a material adverse effect on the MUFG Group’s financial position and results of operations. The allowance for repayment of excess interest established by MUFG’s consumer finance subsidiaries, which was included in Other liabilities, was ¥7,073 million and ¥3,664 million as of March 31, 2024 and September 30, 2024, respectively. Provision (reversal) related to the allowance for the six months ended September 30, 2023 and 2024 were not material.
Litigation
In the ordinary course of business, the MUFG Group is subject to various litigation and regulatory matters. In accordance with applicable accounting guidance, the MUFG Group establishes an accrued liability for loss contingencies arising from litigation and regulatory matters when they are determined to be probable in their occurrence and the probable loss amount can be reasonably estimated. Based upon current knowledge and consultation with counsel, management believes the eventual outcome of such litigation and regulatory matters, where losses are probable and the probable loss amounts can be reasonably estimated, would not have a material adverse effect on the MUFG Group’s financial position, results of operations or cash flows. Additionally, management believes the amount of loss that is reasonably possible, but not probable, from various litigation and regulatory matters is not material to the MUFG Group’s financial position, results of operations or cash flows.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

15. VARIABLE INTEREST ENTITIES
In the normal course of business, the MUFG Group has financial interests and other contractual obligations in various entities which may be deemed to be VIEs such as asset-backed conduits, various investment funds, special purpose entities created for structured financing, repackaged instruments, entities created for the securitization of the MUFG Group’s assets, and trust arrangements.
See Note 25 to the consolidated financial statements for the fiscal year ended March 31, 2024 for further information about the MUFG Group’s involvements with VIEs.
The following tables present the assets and liabilities of consolidated VIEs recorded on the accompanying condensed consolidated balance sheets at March 31, 2024 and September 30, 2024:

Consolidated VIEs	Consolidated assets
At March 31, 2024 (As Adjusted):	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥8,186,919	¥66,761	¥33,826	¥45,689	¥860,760	¥7,045,964	¥133,919
Investment funds	1,662,843	1,759	30,748	337,619	77,334	—	1,215,383
Special purpose entities created for structured financing	248,049	—	3,820	—	—	143,688	100,541
Repackaged instruments	296,435	9,892	—	137,795	132,951	15,000	797
Securitization of the MUFG Group’s assets	10,447,956	—	1,664	—	—	10,428,225	18,067
Trust arrangements	5,352,775	—	—	803,348	1,811,498	2,737,908	21
Other	85,008	470	5,366	14,059	38,219	2,481	24,413
Total consolidated assets before elimination	26,279,985	78,882	75,424	1,338,510	2,920,762	20,373,266	1,493,141
The amounts eliminated in consolidation	(3,671,326)	(68,736)	(41,258)	(72,217)	(600,219)	(2,859,135)	(29,761)
Total consolidated assets	¥22,608,659	¥10,146	¥34,166	¥1,266,293	¥2,320,543	¥17,514,131	¥1,463,380

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥8,162,014	¥—	¥6,331,278	¥1,371,157	¥459,579
Investment funds	1,147,832	—	1,136,495	8,772	2,565
Special purpose entities created for structured financing	136,230	—	—	117,947	18,283
Repackaged instruments	301,045	—	—	287,192	13,853
Securitization of the MUFG Group’s assets	10,460,439	—	—	10,454,694	5,745
Trust arrangements	5,352,880	3,292,449	1,131,120	—	929,311
Other	78,350	—	966	54,159	23,225
Total consolidated liabilities before elimination	25,638,790	3,292,449	8,599,859	12,293,921	1,452,561
The amounts eliminated in consolidation	(16,806,678)	(432)	(4,242,371)	(11,888,346)	(675,529)
The amount of liabilities with recourse to the general credit of the MUFG Group	(8,275,821)	(3,292,017)	(4,311,280)	(26,558)	(645,966)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥556,291	¥—	¥46,208	¥379,017	¥131,066

Consolidated VIEs	Consolidated assets
At September 30, 2024:	Total	Cash and due from banks	Interest-earning deposits in other banks	Trading account assets	Investment securities	Loans	All other assets
	(in millions)
Asset-backed conduits	¥7,837,476	¥59,653	¥9,056	¥30,660	¥1,066,793	¥6,635,495	¥35,819
Investment funds	1,931,625	3,627	77,762	316,919	82,111	—	1,451,206
Special purpose entities created for structured financing	264,271	—	7,299	—	—	161,314	95,658
Repackaged instruments	299,749	5,267	—	134,983	142,925	15,000	1,574
Securitization of the MUFG Group’s assets	9,973,885	—	571	—	—	9,957,585	15,729
Trust arrangements	3,881,900	—	—	818,856	1,760,368	1,302,675	1
Other	238,122	489	4,148	6,023	38,737	4,269	184,456
Total consolidated assets before elimination	24,427,028	69,036	98,836	1,307,441	3,090,934	18,076,338	1,784,443
The amounts eliminated in consolidation	(2,337,750)	(63,432)	(36,142)	(35,724)	(600,084)	(1,436,388)	(165,980)
Total consolidated assets	¥22,089,278	¥5,604	¥62,694	¥1,271,717	¥2,490,850	¥16,639,950	¥1,618,463

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Consolidated liabilities
	Total	Deposits	Other short-term borrowings	Long-term debt	All other liabilities
	(in millions)
Asset-backed conduits	¥7,863,659	¥—	¥5,909,982	¥1,438,850	¥514,827
Investment funds	1,401,945	—	1,389,280	8,944	3,721
Special purpose entities created for structured financing	143,924	—	—	132,986	10,938
Repackaged instruments	281,658	—	—	234,474	47,184
Securitization of the MUFG Group’s assets	9,986,252	—	—	9,982,854	3,398
Trust arrangements	3,882,061	1,884,244	1,086,986	—	910,831
Other	311,764	—	807	278,751	32,206
Total consolidated liabilities before elimination	23,871,263	1,884,244	8,387,055	12,076,859	1,523,105
The amounts eliminated in consolidation	(16,627,232)	(369)	(4,279,490)	(11,630,196)	(717,177)
The amount of liabilities with recourse to the general credit of the MUFG Group	(6,627,312)	(1,883,875)	(4,066,740)	(6,247)	(670,450)
Liabilities of consolidated VIEs for which creditors or beneficial interest holders do not have recourse to the general credit of the MUFG Group	¥616,719	¥—	¥40,825	¥440,416	¥135,478
In general, the creditors or beneficial interest holders of consolidated VIEs have recourse not only to the assets of those VIEs of which they are creditors or beneficial interest holders, but also to other assets of the MUFG Group, since the MUFG Group is also contractually required to provide credit enhancement or program-wide liquidity to these VIEs.

The following tables present the total assets of non-consolidated VIEs, the maximum exposure to loss resulting from the MUFG Group’s involvement with non-consolidated VIEs, and the assets and liabilities which relate to the MUFG’s variable interests in non-consolidated VIEs at March 31, 2024 and September 30, 2024:

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At March 31, 2024 (As Adjusted):	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥39,009,182	¥9,223,412	¥7,284,351	¥13,184	¥2,147,351	¥5,123,816	¥—	¥3,860	¥3,860
Investment funds	140,717,674	7,385,746	4,757,037	321,000	300,803	3,719,748	415,486	16,172	16,172
Special purpose entities created for structured financing	72,102,436	7,696,582	5,334,476	93,808	61,114	5,134,236	45,318	251,944	251,944
Repackaged instruments	10,205,539	5,144,654	5,004,762	1,683,889	2,592,589	497,156	231,128	—	—
Other	96,343,162	4,594,025	3,234,286	261,745	—	2,871,454	101,087	17,651	17,651
Total	¥358,377,993	¥34,044,419	¥25,614,912	¥2,373,626	¥5,101,857	¥17,346,410	¥793,019	¥289,627	¥289,627

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Non-consolidated VIEs			On-balance sheet assets					On-balance sheet liabilities
At September 30, 2024:	Total assets	Maximum exposure	Total	Trading account assets	Investment securities	Loans	All other assets	Total	All other liabilities
	(in millions)
Asset-backed conduits	¥29,789,964	¥8,667,183	¥6,681,352	¥29,401	¥2,157,031	¥4,494,920	¥—	¥982	¥982
Investment funds	107,184,083	7,026,974	4,568,235	386,996	211,183	3,738,255	231,801	12,116	12,116
Special purpose entities created for structured financing	71,035,055	7,415,470	5,068,653	102,641	59,518	4,840,457	66,037	211,236	211,236
Repackaged instruments	8,231,091	4,300,776	4,212,759	1,741,380	1,801,704	466,149	203,526	89	89
Other	98,123,684	4,512,729	3,214,095	309,771	—	2,785,355	118,969	22,687	22,687
Total	¥314,363,877	¥31,923,132	¥23,745,094	¥2,570,189	¥4,229,436	¥16,325,136	¥620,333	¥247,110	¥247,110
Maximum exposure to loss on each type of entity is determined based on the carrying amount of any on-balance sheet assets and any off-balance sheet liabilities held, net of any recourse liabilities. Therefore, the maximum exposure to loss represents the maximum loss the MUFG Group could possibly incur at each balance sheet date and does not reflect the likelihood of such a loss being incurred. The difference between the amount of on-balance sheet assets and the maximum exposure to loss primarily comprises the remaining undrawn commitments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

16. FEES AND COMMISSIONS INCOME
Disaggregation of Contract Revenue
Details of fees and commissions income for the six months ended September 30, 2023 and 2024 are as follows:

	2023 (As Adjusted)	2024
	(in millions)
Fees and commissions on deposits	¥18,277	¥18,418
Fees and commissions on remittances and transfers	73,481	78,435
Fees and commissions on foreign trading business	36,905	42,601
Fees and commissions on credit card business	120,202	128,463
Fees and commissions on security-related services	133,126	169,960
Fees and commissions on administration and management services for investment funds	150,700	162,524
Trust fees	62,724	69,501
Guarantee fees(1)	25,270	26,663
Insurance commissions	29,934	38,107
Fees and commissions on real estate business	22,347	28,190
Other fees and commissions(2)	213,264	250,166
Total	¥886,230	¥1,013,028

Notes:
(1)Guarantee fees are not within the scope of the guidance on revenue from contracts with customers.
(2)Other fees and commissions include non-refundable financing related fees that are not within the scope of the guidance on revenue from contracts with customers.
The following is an explanation of the relationship with revenue information disclosed for each reportable segment.
These revenues from contracts with customers are related to various reportable segments disclosed in Note 17. The business segment information is derived from the internal management reporting system used by management to measure the performance of the MUFG Group’s business segments. In addition, the business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Further, the format and information as disclosed in Note 17 are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. For example, management does not use information on segments’ gross revenue to allocate resources and assess performance.
The majority of fees and commissions on deposits are attributable to Retail & Digital Business Group (“R&D”) and Global Commercial Banking Business Group (“GCB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on remittances and transfers are attributable to R&D, Commercial Banking & Wealth Management Business Group (“CWM”), Japanese Corporate Investment Banking Business Group (“JCIB”) and Global Corporate Investment Banking Business Group (“GCIB”) with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on foreign trading business are attributable to R&D, CWM, JCIB and GCIB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on credit card business are substantially attributable to R&D and GCB with no significant concentration in any particular segments.
The majority of fees and commissions on security-related services are from the business activities relevant to R&D, CWM, with JCIB and GCIB providing a smaller impact.
The business activities relevant to fees and commissions on administration and management services for investment funds are substantially attributable to Asset Management & Investor Service Business Group (“AM/IS”).

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The business activities relevant to trust fees are attributable to AM/IS.
The majority of insurance commissions are from the business activities relevant to R&D, CWM, and GCB with no significant concentration in any particular segments.
The business activities relevant to fees and commissions on real estate business are attributable to CWM and JCIB with no significant concentration in any particular segments.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

17. BUSINESS SEGMENTS
The reportable segments of the MUFG Group are subject to the periodical review by the Executive Committee, which represents the MUFG Group’s chief operating decision maker, to determine the allocation of management resources and assess performance. The MUFG Group has established its business units according to the characteristics of customers and the nature of the underlying business. Each business unit engages in business activities based on comprehensive strategies developed for and aimed at respective targeted customers and businesses. The business segment information is primarily based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices. Accordingly, the format and information are not consistent with the accompanying condensed consolidated financial statements prepared on the basis of U.S. GAAP. A reconciliation is provided for the total amounts of segments’ operating profit with income before income tax expense under U.S. GAAP. The MUFG Group does not use information on the segments’ total assets to allocate its resources and assess performance. Accordingly, business segment information on total assets is not presented. However, in order to ensure more efficient management of resources, and to strengthen controls on profits and losses in each business group, the MUFG Group allocate fixed assets of both MUFG Bank on a stand-alone basis and Mitsubishi UFJ Trust and Banking on a stand-alone basis to each business unit. Accordingly, such fixed assets allocated to business groups are presented below.
The MUFG Group integrated the operations of its consolidated subsidiaries into seven business segments—Retail & Digital, Commercial Banking & Wealth Management, Japanese Corporate & Investment Banking, Global Commercial Banking, Asset Management & Investor Services, Global Corporate & Investment Banking, and Global Markets.
The following is a brief explanation of the MUFG Group’s business segments:
Retail & Digital Business Group—Covers the businesses of Mitsubishi UFJ NICOS, other consumer finance companies, and MUFG Bank with individual customers (excluding wealth management customers) and corporate customers in Japan through the three channels under the concept of “Real (Face-to-Face) × Remote × Digital”.
Commercial Banking & Wealth Management Business Group—Covers small and medium sized enterprise clients and wealth management clients in Japan, offering an extensive array of commercial banking, trust banking and securities products and services.
Japanese Corporate & Investment Banking Business Group—Covers the large Japanese corporate businesses. This business group offers large Japanese corporations advanced financial solutions designed to respond to their diversified and globalized needs and to contribute to their business and financial strategies through the global network of the MUFG group companies.
Global Commercial Banking Business Group—Covers the retail and commercial banking businesses of Krungsri and Bank Danamon. This business group offers a comprehensive array of financial products and services such as loans, deposits, fund transfers, investments and asset management services for local retail, small and medium-sized enterprise, and corporate customers across the Asia-Pacific region.
Asset Management & Investor Services Business Group—Covers the asset management and asset administration businesses of Mitsubishi UFJ Trust and Banking, MUFG Bank and First Sentier Investors. By integrating the trust banking expertise of Mitsubishi UFJ Trust and Banking and the global strengths of MUFG Bank, the business group offers a full range of asset management and administration services for corporations and pension funds, including pension fund management and administration, advice on pension structures, and payments to beneficiaries, and also offers investment trusts for retail customers.
Global Corporate & Investment Banking Business Group—Covers the global corporate, investment and transaction banking businesses of MUFG Bank and Mitsubishi UFJ Securities Holdings. Through a global network of offices and branches, this business group provides large non-Japanese corporate and financial institution customers outside Japan with a comprehensive set of solutions that meet their increasingly diverse and sophisticated financing needs.
Global Markets Business Group—Covers the customer business and the treasury operations of MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Securities Holdings. The customer business includes sales and trading in fixed income instruments, currencies, equities and other investment products as well as origination and distribution of financial products. The treasury operations include asset and liability management as well as global investments for the MUFG Group.
Other—Consists mainly of the corporate centers of MUFG, MUFG Bank, Mitsubishi UFJ Trust and Banking and Mitsubishi UFJ Morgan Stanley Securities. The elimination of duplicated amounts of net revenues among business segments is also reflected in Other.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
The MUFG Group made modifications to its internal management accounting rules and practices, effective April 1, 2024, including reorganizing the Digital Service Business Group and Retail & Commercial Banking Business Group into the Retail & Digital Business Group and the Commercial Banking & Wealth Management Business Group and changing the internal accounting rules for headquarters and other overhead expenses.
These modifications had the following impact on its previously reported business segment information for the six months ended September 30, 2023:
• reducing the operating loss of Other and increasing the operating profits of the Global Commercial Banking Business Group by ¥84.6 billion and ¥0.2 billion, respectively;
• reducing the operating profits of the Global Corporate & Investment Banking Business Group, the Japanese Corporate &
Investment Banking Business Group, the Retail & Digital Business Group, the Commercial Banking & Wealth Management Business Group, the Global Markets Business Group and the Asset Management & Investor Services Business Group by ¥39.4 billion, ¥20.7 billion, ¥17.4 billion, ¥6.7 billion, ¥4.3 billion and ¥1.9 billion, respectively;
• increasing the fixed assets, the increase in fixed assets and the depreciation of the Retail & Digital Business Group by ¥58.6 billion, ¥6.0 billion, and ¥4.3 billion, of the Japanese Corporate & Investment Banking Business Group by ¥2.5 billion, ¥0.3 billion and ¥0.2 billion, respectively, and of the Global Markets Business Group by ¥2.5 billion, ¥0.2 billion and ¥0.1 billion, as well as increasing the fixed assets of the Global Corporate & Investment Banking Business Group by ¥0.8 billion and of the Global Commercial Banking Business Group by ¥0.2 billion, respectively; and
• 　 reducing the fixed assets, the increase in fixed assets and the depreciation of the Commercial Banking & Wealth Management Business Group by ¥40.7 billion, ¥3.9 billion and ¥2.9 billion, respectively, and of Other by ¥23.9 billion, ¥2.6 billion and ¥1.7 billion, respectively.
Prior period business segment information has been restated to enable comparison between the relevant amounts for the six months ended September 30, 2023 and 2024.
Starting from the fiscal year ending March 31, 2025, the fiscal year of Krungsri an entity includes in the Global Commercial Banking Business Group, has been changed from the previous January to December period to an April to March period for consolidation purposes. Given the treatment of reporting lag changes under Japanese GAAP, there is no retrospective application of the change. In connection with this change, the segment amounts prepared in accordance with Japanese GAAP for the six-month period ended September 30, 2024, reflect Krungsri's relevant amounts for the nine months ended September 30, 2024. For a discussion of the treatment of reporting lag changes under U.S. GAAP, see Note 1.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	Customer Business
	Retail & Digital Business Group	Commercial Banking & Wealth Management Business Group	Japanese Corporate & Investment Banking Business Group	Global Commercial Banking Business Group	Asset Management & Investor Services Business Group	Global Corporate & Investment Banking Business Group	Total	Global Markets Business Group	Other	Total
	(in billions)
Six months ended September 30, 2023:
Net revenue:	¥409.3	¥283.6	¥455.9	¥310.8	¥205.7	¥409.0	¥2,074.3	¥376.5	¥44.6	¥2,495.4
BK and TB(1):	155.7	189.5	371.7	19.5	56.8	367.3	1,160.5	226.5	122.8	1,509.8
Net interest income	123.8	93.7	230.9	19.1	6.5	186.7	660.7	97.3	128.5	886.5
Net fees	30.2	78.7	104.7	—	50.3	163.1	427.0	(8.5)	(9.7)	408.8
Other	1.7	17.1	36.1	0.4	—	17.5	72.8	137.7	4.0	214.5
Other than BK and TB	253.6	94.1	84.2	291.3	148.9	41.7	913.8	150.0	(78.2)	985.6
Operating expenses	310.7	202.3	182.2	174.6	147.6	204.1	1,221.5	149.0	52.6	1,423.1
Operating profit (loss)	¥98.6	¥81.3	¥273.7	¥136.2	¥58.1	¥204.9	¥852.8	¥227.5	¥(8.0)	¥1,072.3
Fixed assets(2)	¥231.4	¥170.3	¥163.5	¥1.5	¥22.1	¥169.2	¥758.0	¥110.9	¥508.0	¥1,376.9
Increase in fixed assets(3)	¥25.1	¥16.9	¥22.6	¥0.2	¥7.3	¥15.9	¥88.0	¥13.3	¥12.7	¥114.0
Depreciation(3)	¥11.3	¥9.1	¥21.4	¥0.1	¥4.0	¥21.8	¥67.7	¥15.6	¥6.9	¥90.2
Six months ended September 30, 2024:
Net revenue:	¥457.1	¥339.1	¥502.9	¥577.3	¥244.4	¥433.1	¥2,553.9	¥361.2	¥(10.3)	¥2,904.8
BK and TB(1):	190.3	227.7	405.9	19.8	67.7	383.1	1,294.5	227.4	41.1	1,563.0
Net interest income	149.3	122.2	253.1	19.8	12.6	206.7	763.7	56.9	84.6	905.2
Net fees	39.3	85.4	119.0	—	55.0	161.3	460.0	(12.0)	(13.7)	434.3
Other	1.7	20.1	33.8	—	0.1	15.1	70.8	182.5	(29.8)	223.5
Other than BK and TB	266.8	111.4	97.0	557.5	176.7	50.0	1,259.4	133.8	(51.4)	1,341.8
Operating expenses	328.4	210.8	188.3	302.2	175.5	208.4	1,413.6	158.7	38.0	1,610.3
Operating profit (loss)	¥128.7	¥128.3	¥314.6	¥275.1	¥68.9	¥224.7	¥1,140.3	¥202.5	¥(48.3)	¥1,294.5
Fixed assets(2)	¥250.7	¥179.7	¥165.5	¥1.8	¥21.3	¥158.2	¥777.2	¥95.3	¥492.7	¥1,365.2
Increase in fixed assets(3)	¥22.5	¥17.3	¥20.5	¥0.3	¥4.0	¥10.6	¥75.2	¥10.7	¥12.0	¥97.9
Depreciation(3)	¥15.9	¥10.2	¥20.4	¥0.1	¥3.9	¥17.8	¥68.3	¥15.4	¥6.5	¥90.2

Notes:
(1)“BK and TB” is a sum of MUFG Bank on a stand-alone basis (BK) and Mitsubishi UFJ Trust and Banking on a stand-alone basis (TB).
(2)Fixed assets in the above table are based on the financial information prepared in accordance with Japanese GAAP as adjusted in accordance with internal management accounting rules and practices, and the amounts correspond to premises and equipment-net, intangible assets-net and goodwill of BK and TB. Fixed assets of MUFG and other consolidated subsidiaries and Japanese GAAP consolidation adjustments amounting to ¥1,344.5 billion as of September 30, 2023 and ¥1,820.3 billion as of September 30, 2024, respectively, are not allocated to each business segment when determining the allocation of management resources and assessing performance and, therefore, such amounts are not included in the table above.
(3)These amounts are related to the fixed assets of BK and TB included in the table above.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Reconciliation
As set forth above, the measurement basis and the income and expense items of the internal management reporting system are different from the accompanying condensed consolidated statements of income. Therefore, it is impracticable to present reconciliations of all of the business segments’ information, other than operating profit, to corresponding items in the accompanying condensed consolidated statements of income.
A reconciliation of operating profit and fixed assets under the internal management reporting system for the six months ended September 30, 2023 and 2024 above to income before income tax expense shown in the accompanying condensed consolidated statements of income and the total amount of premises and equipment-net, intangible assets-net and goodwill are as follows:
Starting from the fiscal year ending March 31, 2025, the fiscal year of Krungsri has been changed from the previous January to December period to an April to March period for consolidation purposes. In connection with this change, the operating profit prepared in accordance with Japanese GAAP includes Krungsri's operating profit for nine months, while the income before income tax expense prepared in accordance with U.S. GAAP includes Krungsri's income before income tax expense for six months. The adjustment for the difference between the two is included in Other – net.

	Six months ended September 30,
	2023 (As Adjusted)	2024
	(in billions)
Operating profit:	¥1,072	¥1,295
Provision for credit losses	(72)	(129)
Foreign exchange gains (losses)—net	(379)	173
Trading account gains (losses)—net	(1,139)	425
Equity investment securities gains (losses)—net	625	(493)
Debt investment securities gains (losses)—net	104	(13)
Equity in earnings of equity method investees—net	215	316
Reversal of off-balance sheet credit instruments	4	1
Other—net	(141)	(231)
Income before income tax expense	¥289	¥1,344
Fixed assets:	¥1,377	¥1,365
U.S. GAAP adjustments and other	1,111	1,594
Premises and equipment-net, Intangible assets-net and Goodwill	¥2,488	¥2,959

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

18. FAIR VALUE
For a discussion and explanation of the MUFG Group’s valuation methodologies for assets and liabilities measured at fair value and the fair value hierarchy, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024. During the six months ended September 30, 2024, there were no changes to the MUFG Group’s valuation methodologies that had a material impact on the MUFG Group’s financial position and results of operations.
Assets and Liabilities Measured at Fair Value on a Recurring Basis
The following tables present the financial instruments carried at fair value by level within the fair value hierarchy as of March 31, 2024 and September 30, 2024:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2024 (As Adjusted)
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,626,261	¥13,463,967	¥2,041,954	¥34,132,182
Debt securities
Japanese national government and Japanese government agency bonds	6,278,228	395,745	—	6,673,973
Japanese prefectural and municipal bonds	—	91,683	—	91,683
Foreign government and official institution bonds	10,170,757	668,715	101	10,839,573
Corporate bonds	8,937	2,723,957	—	2,732,894
Residential mortgage-backed securities	—	5,422,286	—	5,422,286
Asset-backed securities	—	1,374,191	1,352,755	2,726,946
Other debt securities	—	2,599	536,846	539,445
Commercial paper	—	1,609,441	—	1,609,441
Equity securities(2)	2,168,339	1,175,350	152,252	3,495,941
Trading derivative assets	90,334	15,099,648	151,242	15,341,224
Interest rate contracts	14,143	9,381,056	110,013	9,505,212
Foreign exchange contracts	10,473	5,623,544	12,647	5,646,664
Equity contracts	65,718	48,606	8,647	122,971
Commodity contracts	—	391	18,282	18,673
Credit derivatives	—	46,047	1,148	47,195
Other(8)	—	4	505	509
Trading loans(3)	—	31,542	—	31,542
Investment securities:
Available-for-sale debt securities	23,569,981	7,648,181	204,805	31,422,967
Japanese national government and Japanese government agency bonds	21,336,860	1,830,540	—	23,167,400
Japanese prefectural and municipal bonds	—	1,045,991	—	1,045,991
Foreign government and official institution bonds	2,233,121	1,069,430	—	3,302,551
Corporate bonds	—	1,021,296	5,172	1,026,468
Residential mortgage-backed securities	—	1,229,510	15	1,229,525
Asset-backed securities	—	1,114,195	132,951	1,247,146
Other debt securities	—	337,219	66,667	403,886
Equity securities	5,400,634	70,172	87,814	5,558,620
Marketable equity securities	5,400,634	70,172	—	5,470,806
Nonmarketable equity securities(4)	—	—	87,814	87,814
Other(5)	1,175,125	1,229,942	139,120	2,544,187
Total	¥48,862,335	¥37,543,452	¥2,624,935	¥89,030,722

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At March 31, 2024 (As Adjusted)
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥103,705	¥4,508	¥—	¥108,213
Trading derivative liabilities	117,567	16,261,406	92,336	16,471,309
Interest rate contracts	30,997	10,594,827	70,527	10,696,351
Foreign exchange contracts	954	5,532,241	2,449	5,535,644
Equity contracts	85,616	72,337	389	158,342
Commodity contracts	—	—	18,327	18,327
Credit derivatives	—	61,999	488	62,487
Other(8)	—	2	156	158
Obligation to return securities received as collateral(6)	6,955,707	195,622	71,399	7,222,728
Other(7)	—	192,649	66,452	259,101
Total	¥7,176,979	¥16,654,185	¥230,187	¥24,061,351

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2024
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥18,900,000	¥16,352,138	¥2,241,273	¥37,493,411
Debt securities
Japanese national government and Japanese government agency bonds	5,946,162	462,070	—	6,408,232
Japanese prefectural and municipal bonds	—	116,197	—	116,197
Foreign government and official institution bonds	10,637,393	768,921	—	11,406,314
Corporate bonds	3,958	2,724,574	112,867	2,841,399
Residential mortgage-backed securities	—	7,973,417	—	7,973,417
Asset-backed securities	—	1,315,776	1,462,122	2,777,898
Other debt securities	—	36,299	528,173	564,472
Commercial paper	—	1,888,753	—	1,888,753
Equity securities(2)	2,312,487	1,066,131	138,111	3,516,729
Trading derivative assets	59,901	16,140,296	150,916	16,351,113
Interest rate contracts	15,339	10,287,267	106,982	10,409,588
Foreign exchange contracts	5,123	5,739,249	15,129	5,759,501
Equity contracts	39,439	55,442	7,719	102,600
Commodity contracts	—	534	19,299	19,833
Credit derivatives	—	57,782	914	58,696
Other(8)	—	22	873	895
Trading loans(3)	—	38,834	—	38,834
Investment securities:
Available-for-sale debt securities	19,498,699	7,267,926	196,201	26,962,826
Japanese national government and Japanese government agency bonds	17,220,733	1,419,509	—	18,640,242
Japanese prefectural and municipal bonds	—	860,618	—	860,618
Foreign government and official institution bonds	2,277,966	1,152,029	—	3,429,995
Corporate bonds	—	937,409	4,614	942,023
Residential mortgage-backed securities	—	1,173,742	15	1,173,757
Asset-backed securities	—	1,269,731	142,924	1,412,655
Other debt securities	—	454,888	48,648	503,536
Equity securities	4,305,959	63,240	91,868	4,461,067
Marketable equity securities(9)	4,305,959	63,240	—	4,369,199
Nonmarketable equity securities(4)	—	—	91,868	91,868
Other(5)	820,022	1,585,037	130,030	2,535,089
Total	¥43,584,581	¥41,447,471	¥2,810,288	¥87,842,340

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2024
	Level 1	Level 2	Level 3	Fair Value
	(in millions)
Liabilities
Trading account liabilities:
Trading securities sold, not yet purchased	¥88,055	¥8,766	¥—	¥96,821
Trading derivative liabilities	95,158	16,550,559	106,780	16,752,497
Interest rate contracts	24,727	11,168,456	84,192	11,277,375
Foreign exchange contracts	3,024	5,272,762	2,358	5,278,144
Equity contracts	67,407	54,679	297	122,383
Commodity contracts	—	—	19,329	19,329
Credit derivatives	—	54,643	498	55,141
Other(8)	—	19	106	125
Obligation to return securities received as collateral(6)	5,971,347	309,829	53,827	6,335,003
Other(7)	—	424,438	53,251	477,689
Total	¥6,154,560	¥17,293,592	¥213,858	¥23,662,010

Notes:
(1)Includes securities measured under the fair value option.
(2)Excludes certain investments valued at net asset value of private equity funds whose fair values at March 31, 2024 were ¥264,458 million and those at September 30, 2024 were ¥265,182 million, respectively. The amounts of unfunded commitments related to these private equity funds at March 31, 2024 were ¥134,429 million, and those at September 30, 2024 were ¥215,142 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
(3)Includes loans measured under the fair value option.
(4)Excludes certain investments valued at net asset value of real estate funds and private equity and other funds whose fair values at March 31, 2024 were ¥37,207 million and ¥53,324 million, respectively, and those at September 30, 2024 were ¥37,064 million and ¥55,666 million, respectively. The amounts of unfunded commitments related to these real estate funds and private equity and other funds at March 31, 2024 were ¥869 million and ¥250 million, respectively, and those at September 30, 2024 were nil and ¥250 million, respectively. For the nature and details of these investments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
(5)Mainly comprises securities received as collateral that may be sold or repledged under securities lending transactions.
(6)Included in Other liabilities.
(7)Mainly includes other short-term borrowings, long-term debt and bifurcated embedded derivatives carried at fair value.
(8)Includes certain derivatives such as earthquake derivatives.
(9)Includes equity securities subject to contractual sale restrictions, with a total fair value of ¥14,902 million at September 30, 2024. The contractual restriction of these securities is a lock-up agreement, a market standoff agreement, or the result of a provision within a separate agreement between certain shareholders, and the range of remaining duration of these restrictions are 0.2 - 3.5 years. The market standoff agreements expire when the share price changes to a certain extent, and other agreements do not have specific clauses for a lapse in the restriction. See Note 1 for further information.
Changes in Level 3 Recurring Fair Value Measurements
The following tables present a reconciliation of the assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the six months ended September 30, 2023 and 2024. The determination to classify a financial instrument within Level 3 is based upon the significance of the unobservable inputs to overall fair value measurement. However, Level 3 financial instruments typically include, in addition to the unobservable or Level 3 input, observable inputs (inputs that are actively quoted and can be validated to external sources). Accordingly, the gains and losses in the tables below include changes in fair value due in part to observable inputs used in the valuation techniques.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six month ended September 30, 2023 (As Adjusted):		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2023
	March 31, 2023	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2023
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥1,182,319	¥149,674	(2)	¥—	¥494,881	¥—	¥(626)	¥(9,895)	¥145		¥—		¥1,816,498	¥148,307	(2)
Debt securities
Foreign government and official institution bonds	1,168	122		—	7	—	(7)	(1,140)	—		—		150	(1)
Asset-backed securities	668,911	108,122		—	345,917	—	—	(4,191)	—		—		1,118,759	107,898
Other debt securities	334,124	42,225		—	141,000	—	—	—	—		—		517,349	42,225
Equity securities	178,116	(795)		—	7,957	—	(619)	(4,564)	145		—		180,240	(1,815)
Trading derivatives—net	81,096	(12,416)	(2)	1,836	4	(355)	—	(10,117)	10,271		(55,284)		15,035	(14,426)	(2)
Interest rate contracts—net	48,629	(16,890)		(1,036)	—	—	—	1,267	10,595	(5)	(53,445)	(5)	(10,880)	(18,757)
Foreign exchange contracts—net	11,345	(2,797)		999	—	—	—	417	(324)		59		9,699	(2,220)
Equity contracts—net	16,928	8,065		1,874	4	—	—	(11,696)	—		(116)		15,059	7,327
Commodity contracts—net	91	(128)		(1)	—	—	—	(6)	—		—		(44)	(128)
Credit derivatives—net	3,739	(661)		—	—	—	—	(99)	—		(1,782)		1,197	(648)
Other—net(8)	364	(5)		—	—	(355)	—	—	—		—		4	—
Investment securities:
Available-for-sale debt securities	253,964	1,681	(3)	20,605	205,826	—	—	(140,321)	26		—		341,781	18,340	(3)
Corporate bonds	2,000	(2)		243	—	—	—	(4)	26		—		2,263	241
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	182,938	1,597		15,841	205,611	—	—	(133,267)	—		—		272,720	13,492
Other debt securities	69,011	86		4,521	215	—	—	(7,050)	—		—		66,783	4,607
Equity securities	74,287	4,945	(3)	268	5,900	—	(1,474)	—	—		(462)		83,465	4,063	(3)
Nonmarketable equity securities	74,287	4,945		268	5,900	—	(1,474)	—	—		(462)		83,465	4,063
Other	92,292	(128)	(7)	101	27,955	—	—	(48)	—		—		120,173	(128)	(7)
Total	¥1,683,958	¥143,756		¥22,810	¥734,566	¥(355)	¥(2,100)	¥(160,381)	¥10,442		¥(55,746)		¥2,376,952	¥156,156
Liabilities
Obligation to return securities received as collateral	¥68,204	¥—		¥—	¥—	¥5,053	¥—	¥—	¥—		¥—		¥73,257	¥—
Other	73,663	(24,475)	(4)	(5,791)	—	23,080	—	(54,619)	5,147	(6)	(48,605)	(6)	28,932	(6,980)	(4)
Total	¥141,867	¥(24,475)		¥(5,791)	¥—	¥28,133	¥—	¥(54,619)	¥5,147		¥(48,605)		¥102,189	¥(6,980)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

Six month ended September 30, 2024:		Total gains (losses) for the period												Change in unrealized gains (losses) for assets and liabilities still held at September 30, 2024
	March 31, 2024	Included in earnings		Included in other comprehensive income	Purchases	Issues	Sales	Settlements	Transfers into Level 3		Transfers out of Level 3		September 30, 2024
	(in millions)
Assets
Trading account assets:
Trading securities(1)	¥2,041,954	¥(86,296)	(2)	¥(5,778)	¥356,780	¥—	¥(2,059)	¥(141,812)	¥78,484		¥—		¥2,241,273	¥(88,871)	(2)
Debt securities
Foreign government and official institution bonds	101	(1)		—	—	—	—	(100)	—		—		—	—
Corporate bonds	—	(3,751)		—	38,158	—	—	—	78,460	(5)	—		112,867	(3,751)
Asset-backed securities	1,352,755	(74,833)		(5,778)	311,613	—	—	(121,635)	—		—		1,462,122	(74,912)
Other debt securities	536,846	(8,673)		—	—	—	—	—	—		—		528,173	(8,673)
Equity securities	152,252	962		—	7,009	—	(2,059)	(20,077)	24		—		138,111	(1,535)
Trading derivatives—net	58,906	2,123	(2)	981	670	(312)	—	(7,460)	(14,859)		4,087		44,136	23,415	(2)
Interest rate contracts—net	39,486	(10,625)		(602)	—	—	—	2,889	(13,741)	(5)	5,383		22,790	8,860
Foreign exchange contracts—net	10,198	3,559		862	—	—	—	434	(1,118)		(1,164)		12,771	6,085
Equity contracts—net	8,258	9,284		725	—	—	—	(10,713)	—		(132)		7,422	8,565
Commodity contracts—net	(45)	25		(4)	—	—	—	(6)	—		—		(30)	26
Credit derivatives—net	660	(180)		—	—	—	—	(64)	—		—		416	(179)
Other—net(8)	349	60		—	670	(312)	—	—	—		—		767	58
Investment securities:
Available-for-sale debt securities	204,805	(12,495)	(3)	12,193	39	—	—	(7,598)	—		(743)		196,201	(390)	(3)
Corporate bonds	5,172	324		(139)	—	—	—	—	—		(743)		4,614	157
Residential mortgage-backed securities	15	—		—	—	—	—	—	—		—		15	—
Asset-backed securities	132,951	—		9,973	—	—	—	—	—		—		142,924	9,973
Other debt securities	66,667	(12,819)		2,359	39	—	—	(7,598)	—		—		48,648	(10,520)
Equity securities	87,814	(149)	(3)	445	5,390	—	(519)	—	779		(1,892)		91,868	(542)	(3)
Nonmarketable equity securities	87,814	(149)		445	5,390	—	(519)	—	779		(1,892)		91,868	(542)
Other	139,120	(400)	(7)	133	8,898	—	—	(17,721)	—		—		130,030	(400)	(7)
Total	¥2,532,599	¥(97,217)		¥7,974	¥371,777	¥(312)	¥(2,578)	¥(174,591)	¥64,404		¥1,452		¥2,703,508	¥(66,788)
Liabilities
Obligation to return securities received as collateral	¥71,399	¥—		¥—	¥—	¥—	¥—	¥(17,572)	¥—		¥—		¥53,827	¥—
Other	66,452	(2,319)	(4)	(3,502)	—	9,028	—	(21,879)	2,213	(6)	(8,384)	(6)	53,251	(48)	(4)
Total	¥137,851	¥(2,319)		¥(3,502)	¥—	¥9,028	¥—	¥(39,451)	¥2,213		¥(8,384)		¥107,078	¥(48)

Notes:
(1)Includes Trading securities measured under the fair value option.
(2)Included in Trading account profits (losses)—net and Foreign exchange gains (losses)—net.
(3)Included in Investment securities gains (losses)—net and Other comprehensive income, net of tax.
(4)Included in Trading account losses—net and Other comprehensive income, net of tax.
(5)For the six months ended September 30, 2023 and 2024, transfers into Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable input to the entire fair value measurement. Unobservable inputs include loss given default. Transfers into Level 3 for Corporate bonds were mainly caused by the increased impact of the Liquidity Premium on Fair Value. Transfers out of Level 3 for Interest rate contracts—net were mainly caused by changes in the impact of unobservable inputs to the fair value measurement of the multi-callable swaps.
(6)Transfers into (out of) Level 3 for long-term debt in Other were mainly caused by the decrease (increase) in the observability of the key inputs to the valuation models and a corresponding increase (decrease) in the significance of the unobservable inputs.
(7)Included in Other non-interest income.
(8)Includes certain derivatives such as earthquake derivatives.
Quantitative Information about Level 3 Fair Value Measurements
The following tables present information on the valuation techniques, significant unobservable inputs and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis and classified in Level 3:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Asset-backed securities	¥1,248,241	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	1.4%	~	1.6%	1.4%
			Prepayment rate	17.7%			17.7%
			Probability of default	0.0%	~	93.0%	—	(3)
			Recovery rate	55.0%			55.0%
Other debt securities	587,272	Discounted cash flow	Liquidity premium	0.9%	~	3.2%	2.8%

At March 31, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	41,687	Option model	Correlation between interest rates	30.0%	~	60.7%	44.6%
			Correlation between interest rate and foreign exchange rate	(2.0)%	~	60.0%	35.0%
			Volatility	61.2%	~	80.6%	75.6%
Foreign exchange contracts—net	9,800	Option model	Correlation between interest rates	30.0%	~	70.0%	48.2%
			Correlation between interest rate and foreign exchange rate	17.6%	~	60.0%	36.3%
			Correlation between foreign exchange rates	50.0%	~	70.6%	66.4%
			Volatility	9.9%	~	21.3%	14.1%
Equity contracts—net	4,414	Option model	Correlation between foreign exchange rate and equity	0.0%	~	30.0%	20.0%
			Correlation between equities	5.0%	~	76.0%	57.5%
			Volatility	25.0%	~	37.0%	33.9%

At September 30, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Weighted average(2)
	(in millions)
Assets
Trading securities and Investment securities:
Corporate bonds	¥112,867	Discounted cash flow	Liquidity premium	0.0%	~	0.2%	0.1%
Asset-backed securities	1,324,522	Internal model(4)	Asset correlations	3.0%			3.0%
			Discount factor	1.2%	~	1.4%	1.3%
			Prepayment rate	25.4%			25.4%
			Probability of default	0.0%	~	99.0%	—%	(3)
			Recovery rate	63.1%			63.1%
Other debt securities	570,116	Discounted cash flow	Liquidity premium	1.6%	~	3.2%	2.9%

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

At September 30, 2024	Fair value(1)	Valuation technique	Significant unobservable inputs	Range			Median(2)
	(in millions)
Trading derivatives—net:
Interest rate contracts—net	27,919	Option model	Correlation between interest rates	30.0%	~	97.5%	59.6%
			Correlation between interest rate and foreign exchange rate	5.0%	~	60.0%	34.5%
			Volatility	71.2%	~	104.5%	77.9%
Foreign exchange contracts—net	12,571	Option model	Correlation between interest rates	30.0%	~	70.0%	42.8%
			Correlation between interest rate and foreign exchange rate	16.3%	~	60.0%	33.6%
			Correlation between foreign exchange rates	50.0%	~	66.4%	58.2%
			Volatility	10.6%	~	21.0%	13.9%
Equity contracts—net	3,062	Option model	Correlation between foreign exchange rate and equity	6.0%	~	25.0%	10.0%
			Correlation between equities	8.8%	~	95.0%	59.6%
			Volatility	23.0%	~	37.0%	27.0%

Notes:
(1)The fair value as of March 31, 2024 and September 30, 2024 excludes the fair value of investments valued using vendor prices.
(2)Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments for investment securities. Median is used for derivative instruments.
(3)See “Probability of default” in “Change in and range of unobservable inputs” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
(4)For further detail of Internal model, refer to the last paragraph of “Trading Account Assets and Liabilities—Trading Account Securities” in Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
Changes in and range of unobservable inputs
For a discussion of the impact on fair value of changes in unobservable inputs and the relationships between unobservable inputs as well as a description of attributes of the underlying instruments and external market factors that affect the range of inputs used in the valuation of the MUFG Group’s Level 3 financial instruments, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis
Certain assets and liabilities may be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets are subject to fair value adjustments that result from the application of the lower of cost or fair value accounting, write-downs of individual assets or the measurement alternative for nonmarketable equity securities. See Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024 for further information on assets and liabilities measured at fair value on a nonrecurring basis.
The following table presents the carrying value of assets measured at fair value on a nonrecurring basis by level within the fair value hierarchy as of March 31, 2024 and September 30, 2024:

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	March 31, 2024 (As Adjusted)				September 30, 2024
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
	(in millions)
Assets
Investment securities(1)(2)	¥—	¥9,460	¥45,175	¥54,635	¥—	¥12,290	¥36,235	¥48,525
Loans	2,271	5,181	630,005	637,457	1,990	4,689	570,953	577,632
Loans held for sale	—	—	472,711	472,711	—	—	415,216	415,216
Collateral dependent loans	2,271	5,181	157,294	164,746	1,990	4,689	155,737	162,416
Premises and equipment	—	—	11,193	11,193	—	—	5,902	5,902
Intangible assets	—	—	5,174	5,174	—	—	169	169
Other assets	—	32,481	18,567	51,048	—	5,154	16,218	21,372
Investments in equity method investees(1)	—	27,801	1,702	29,503	—	—	2,094	2,094
Other	—	4,680	16,865	21,545	—	5,154	14,124	19,278
Total	¥2,271	¥47,122	¥710,114	¥759,507	¥1,990	¥22,133	¥629,477	¥653,600

Notes:
(1)Excludes certain investments valued at net asset value of ¥18,037 million and ¥19,833 million at March 31, 2024 and September 30, 2024, respectively. The unfunded commitments related to these investments are ¥24,208 million and ¥22,377 million at March 31, 2024 and September 30, 2024, respectively. These investments are in private equity funds. For the nature and details of private equity funds, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
(2)Includes certain nonmarketable equity securities that are measured at fair value on a nonrecurring basis, including impairment and observable price change for nonmarketable equity securities measured under the measurement alternative.
The following table presents losses recorded as a result of changes in the fair value of assets measured at fair value on a nonrecurring basis for the six months ended September 30, 2023 and 2024:

	Losses for the six months ended September 30,
	2023 (As Adjusted)	2024
	(in millions)
Investment securities	¥8,971	¥8,473
Loans	45,660	23,967
Loans held for sale	11,096	1,480
Collateral dependent loans	34,564	22,487
Premises and equipment	1,142	13,072
Intangible assets	11,433	1,706
Other assets	24,286	15,257
Investments in equity method investees	12,687	274
Other	11,599	14,983
Total	¥91,492	¥62,475

Loans held for sale are recorded at the lower of cost or fair value. The fair value of loans held for sale is based on secondary market prices, where available. Where no such price exists, the fair value is determined using prices observed in the market for a similar asset or assets, or determined based on discounted cash flows, which may be adjusted, as appropriate, to reflect other market conditions or the perceived credit risk of the borrower. These loans are principally classified in Level 3 of the fair value hierarchy,

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
except when quoted prices are available but not traded actively, which results in such loans held for sale being classified in Level 2 of the fair value hierarchy.
The significant unobservable inputs used for the fair value measurements of loans held for sale based on adjusted prices, which are categorized within Level 3 of the fair value hierarchy, consisted of prices ranging from ¥4.21 to ¥100.00 and from ¥6.67 to ¥100.00 as of March 31, 2024 and September 30, 2024, respectively, and the weighted average of prices were ¥83.38 and ¥95.61 as of March 31, 2024 and September 30, 2024, respectively. The significant unobservable inputs used for the fair value measurements of loans held for sale based on discounted cash flows, which are categorized within Level 3 of the fair value hierarchy, consisted of discount rates ranging from 0.83% to 11.87% and from 1.33% to 10.36% as of March 31, 2024 and September 30, 2024, respectively, and the weighted averages of the discount rates were 11.51% and 10.11% as of March 31, 2024 and September 30, 2024, respectively. Weighted average is calculated by weighing each input by the relative fair value of the respective financial instruments.
Fair Value Option
For a discussion of the primary financial instruments for which the fair value option was previously elected, including the basis for those, see Note 31 to the consolidated financial statements for the fiscal year ended March 31, 2024.
The following table presents the gains or losses recorded for the six months ended September 30, 2023 and 2024 related to the eligible instruments for which the MUFG Group elected the fair value option:

	Six months ended September 30,
	2023			2024
	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value	Trading account profits (losses)	Foreign exchange gains (losses)	Total changes in fair value
	(in millions)
Financial assets:
Trading account securities	¥(596,477)	¥1,762,384	¥1,165,907	¥384,525	¥(816,042)	¥(431,517)
Total	¥(596,477)	¥1,762,384	¥1,165,907	¥384,525	¥(816,042)	¥(431,517)
Financial liabilities:
Other short-term borrowings(1)	¥2,592	¥—	¥2,592	¥6,225	¥—	¥6,225
Long-term debt(1)	(5,617)	—	(5,617)	16,488	—	16,488
Total	¥(3,025)	¥—	¥(3,025)	¥22,713	¥—	¥22,713

Note:
(1)Change in value attributable to the instrument-specific credit risk related to those financial liabilities are not material.
The following table presents the differences between the aggregate fair value and the aggregate remaining contractual principal balance outstanding as of March 31, 2024 and September 30, 2024 for long-term debt instruments for which the fair value option has been elected:

	March 31, 2024			September 30, 2024
	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding	Remaining aggregate contractual amounts outstanding	Fair value	Fair value over (under) remaining aggregate contractual amounts outstanding
	(in millions)
Financial liabilities:
Long-term debt	¥246,153	¥234,909	¥(11,244)	¥205,399	¥200,462	¥(4,937)
Total	¥246,153	¥234,909	¥(11,244)	¥205,399	¥200,462	¥(4,937)

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)
Interest income and expense related to the assets and liabilities for which the fair value option is elected are measured based on the contractual rates and dividend income related to these assets are recognized when the shareholder right to receive the dividend is established. These interest income and expense and dividend income are reported in the accompanying condensed consolidated statements of income as either interest income or expense, depending on the nature of the related asset or liability.
Estimated Fair Value of Financial Instruments
The following is a summary of carrying amounts and estimated fair values by level within the fair value hierarchy of financial instruments which are not carried at fair value on a recurring basis in the accompanying condensed consolidated balance sheets as of March 31, 2024 and September 30, 2024:

	At March 31, 2024 (As Adjusted)
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,417	¥4,417	¥4,417	¥—	¥—
Interest-earning deposits in other banks	105,702	105,702	—	105,702	—
Call loans and funds sold	1,738	1,738	—	1,738	—
Receivables under resale agreements	18,824	18,824	—	18,824	—
Receivables under securities borrowing transactions	5,001	5,001	—	5,001	—
Investment securities	24,844	24,558	14,522	7,457	2,579
Loans, net of allowance for credit losses(1)	126,555	126,707	2	295	126,410
Other financial assets(2)	11,761	11,761	—	11,761	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,805	¥38,805	¥—	¥38,805	¥—
Interest-bearing	208,360	208,512	—	208,512	—
Total deposits	247,165	247,317	—	247,317	—
Call money and funds purchased	5,094	5,094	—	5,094	—
Payables under repurchase agreements	35,690	35,690	—	35,690	—
Payables under securities lending transactions	1,017	1,017	—	1,017	—
Due to trust account and other short-term borrowings	15,747	15,747	—	15,747	—
Long-term debt	39,833	39,103	—	39,103	—
Other financial liabilities	9,081	9,081	—	9,081	—

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

	At September 30, 2024
	Carrying amount	Estimated fair value
		Total	Level 1	Level 2	Level 3
	(in billions)
Financial assets:
Cash and due from banks	¥4,056	¥4,056	¥4,056	¥—	¥—
Interest-earning deposits in other banks	104,084	104,084	—	104,084	—
Call loans and funds sold	1,463	1,463	—	1,463	—
Receivables under resale agreements	18,414	18,414	—	18,414	—
Receivables under securities borrowing transactions	5,535	5,535	—	5,535	—
Investment securities	22,739	22,549	12,927	7,799	1,823
Loans, net of allowance for credit losses(1)	128,849	129,101	2	298	128,801
Other financial assets(2)	9,453	9,453	—	9,453	—
Financial liabilities:
Deposits
Non-interest-bearing	¥38,259	¥38,259	¥—	¥38,259	¥—
Interest-bearing	206,662	206,815	—	206,815	—
Total deposits	244,921	245,074	—	245,074	—
Call money and funds purchased	4,944	4,944	—	4,944	—
Payables under repurchase agreements	37,724	37,724	—	37,724	—
Payables under securities lending transactions	644	644	—	644	—
Due to trust account and other short-term borrowings	27,278	27,278	—	27,278	—
Long-term debt	24,418	23,958	—	23,958	—
Other financial liabilities	8,192	8,192	—	8,192	—

Notes:
(1)Includes loans held for sale and collateral dependent loans measured at fair value on a nonrecurring basis. Refer to “Assets and Liabilities Measured at Fair Value on a Nonrecurring Basis” for the details of the level classification.
(2)Excludes investments in equity method investees of ¥4,116 billion and ¥4,197 billion at March 31, 2024 and September 30, 2024, respectively.
The fair values of certain off-balance sheet financial instruments held for purposes other than trading, including commitments to extend credit and commercial letters of credit, are estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the credit quality. The aggregate fair value of such instruments at March 31, 2024 and September 30, 2024 was not material.

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

19. INVESTMENTS IN EQUITY METHOD INVESTEES
Summarized Financial Information of the MUFG Group’s Equity Method Investee
Summarized operating results of Morgan Stanley, the largest portion of the MUFG Group’s equity method investees, for the six months ended September 30, 2023 and 2024 are as follows:

	2023	2024
	(in billions)
Net revenues	¥3,769	¥4,640
Total non-interest expenses	2,887	3,351
Income from continuing operations before income taxes	840	1,266
Net income applicable to Morgan Stanley	647	956

Mitsubishi UFJ Financial Group, Inc. and Subsidiaries
Notes to Condensed Consolidated Financial Statements (Unaudited)—(Continued)

20. SUBSEQUENT EVENTS
Approval of Dividends
On November 14, 2024, the Board of Directors of MUFG approved the payment of semi-annual interim cash dividends of ¥25.0 per share of Common stock, totaling ¥292,259 million, that were payable on December 5, 2024 to the shareholders of record on September 30, 2024.
Repurchase and Cancellation of own shares
At the meeting of the Board of Directors of MUFG held on November 14, 2024, it was resolved to repurchase up to 230,000,000 shares of MUFG’s common stock by market purchases based on the discretionary dealing contract regarding repurchase of its own shares for approximately ¥300 billion, in aggregate, from November 15, 2024 to March 31, 2025. The repurchase plan as authorized by the Board of Directors of MUFG allowed for the repurchase of an aggregate amount of up to 230,000,000 shares, which represents the equivalent of 2.0% of the total number of common shares outstanding excluding its own shares, or of an aggregate repurchase amount of up to ¥300 billion. The purpose of the repurchase is to enhance the return of earnings to shareholders, to improve capital efficiency, and to implement flexible capital policies. Also, on November 29, 2024, MUFG canceled 270,000,000 shares in satisfaction of the resolution adopted at the meeting of the Board of Directors of MUFG held on November 14, 2024.

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